Form 10-K405, Exhibit 13
period 1997-11-30
COREL CORP
filed 1998-03-02
CIK 890640

                                EXHIBIT 13.1

                                                                    EXHIBIT 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the purposes of this discussion, unless the context otherwise requires, "Corel" refers to the consolidated operations of Corel Corporation and its wholly owned subsidiaries, Corel Corporation Limited, Corel Computer Corp., Corel International Corporation, Corel, Inc., and Corel Corporation (U.S.A.), while "the Company" refers to the parent, Corel Corporation.

The following information should be read in conjunction with the audited consolidated financial statements included elsewhere herein. This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve uncertainty and risk, and all assumptions, anticipations, and expectations stated herein are forward-looking statements. The actual results that Corel achieves may differ materially from any forward-looking statements made herein due to such risks and uncertainties. The Company has identified by italics various sentences within this MD&A which contain such forward-looking statements, and words such as "believes", "anticipates", "expects", "intends", and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, the section labelled "Factors That May Affect Future Operating Results", which is not italicized for improved readability, consists primarily of forward-looking statements. The Company undertakes no obligation to revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report. Readers are urged to carefully review and consider the various disclosures made by the Company in this MD&A and in the Company's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect Corel's business. Historical results and percentage relationships will not necessarily be indicative of the operating results of any future period. All amounts in this report are in US dollars unless otherwise indicated.

OVERVIEW

Corel develops, manufactures, licenses, sells, and supports a wide range of software products, including graphics applications, business and consumer productivity applications, multimedia titles and communications applications.

During the second quarter, Corel determined that recording a nonrecurring charge totaling $113.7 million was appropriate. The charge consisted of write-downs of previously capitalized acquired technologies for the WordPerfect family of software programs and deferred development costs in the form of advance royalties paid to various developers of the Corel CD HOME Collection and Corel Medical Series software. Both multimedia product lines were sold to Hoffman + Associates Inc. of Toronto for cash, a minority interest in the acquiring company and an ongoing royalty stream over a period of time. During the same quarter, Corel announced the formation of a spin-off company, Corel Computer Corp. The company, a wholly owned subsidiary of Corel Corporation comprising Corel's Video and Network Computing groups, is expected to compete in the network computer market.

During the fourth quarter, Corel announced the sale of various consumer product software lines to IMSI (International Microcomputer Software Inc.). These lines included CorelCAD, Corel Visual CADD, CorelFLOW, Corel Lumiere Suite, Corel Click & Create and Corel Family Tree Suite. Corel sold these lines for cash, marketable securities in the acquiring company and an ongoing royalty stream over a period of time. These transactions assisted Corel to focus on its core product offerings, namely business and graphics applications.

RESULTS OF OPERATIONS

                                                                                  PERIOD TO PERIOD
                                                                                 INCREASE(DECREASE)
                                                                              --------------------------
                                           PERCENT OF SALES                     1996             1997
                                  ----------------------------------          COMPARED          COMPARED
                                    1995        1996          1997            TO 1995           TO 1996
                                  --------    ---------    ---------          --------          --------
Sales.........................        100 %        100 %        100 %             70.2 %            22.0 %
Cost of sales.................         24 %         30 %         32 %            113.5 %           (16.8)%
                                 --------    ---------    ---------
Gross profit..................         76 %         70 %         68 %             56.5 %           (24.3)%
                                 --------    ---------    ---------
Expenses
  Advertising...................       28 %         28 %         31 %             68.2 %           (14.2)%
  Selling, general and
   administrative.............         21 %         21 %         33 %             76.3 %            19.0 %
  Gain on sale of Corel CD
      Creator.................         N/A          (3)%         N/A                N/A               N/A
  Research and development....         13 %         20 %         34 %            142.1 %            35.8 %
  Depreciation and
   amortization...............          5 %          5 %         10 %            101.5 %            37.7 %
  Write-down of purchased
   software...............             N/A          N/A          45 %               N/A               N/A
  Gain on foreign exchange.....         0 %          0 %          0 %                 *                 *
                                 --------    ---------    ---------
                                       67 %         71 %        153 %             80.1 %            67.2 %
                                  --------    ---------    ---------
Income (loss) from operations.          9 %         (1)%        (85)%           (129.7)%         (4340.9)%
Interest income...............          3 %          0 %          0 %            (72.3)%          (183.0)%
                                  --------    ---------    ---------
Income (loss) before income
 taxes........................         12 %         (1)%        (85)%           (116.5)%         (6088.9)%
Income taxes..................          4 %          0 %          3 %           (111.5)%          1145.5 %
                                  --------    ---------    ---------
Net income (loss).............          8 %         (1)%        (88)%           (119.1)%         (8324.7)%
                                  ========    =========    =========

* not meaningful


SALES

Sales are recognized when products are shipped to customers, primarily distributors, and are net of discounts and allowances for returns. Sales to distributors are subject to agreements allowing limited rights of return and price protection. Corel provides reserves for estimated future returns and exchanges on a quarterly basis and for price protection in the quarter when price reductions are announced. In certain instances, Corel's corporate licensing program provides for the licence of the software and for free updates and upgrades to the software, otherwise known as maintenance, as well as free technical support over the life of the contract (generally not exceeding two years). Given this strategy, rateable revenue recognition is required for that portion of the corporate licensing fees attributable to maintenance and technical support. As at November 30, 1997, deferred revenue relating to corporate licensing fees attributable to maintenance and technical support was $11.9 million.

Sales increased 70.2% in the fiscal year ended November 30, 1996 and decreased 22.0% compared to the previous fiscal year. In fiscal 1997, the average selling price per unit has decreased, primarily due to market competition and general shifts in the sales mix from retail packaged products to licensing programs. Average revenue per unit from original equipment manufacturer ("OEM") licences and corporate licence programs, such as the Universal Corel Licence Program, are lower than the average revenue per unit from retail versions.

PRODUCT GROUPS

                                                                 YEAR ENDED NOVEMBER 30
                                                  ---------------------------------------------------
                                                      1995                1996               1997
                                                  ------------        ------------       ------------
                                                                     (in thousands)

Graphics software - new licences..............        $114,530            $101,320           $ 85,148
Graphics software - existing user upgrades....          63,595              40,625             30,673
                                                  ------------        ------------       ------------
    Total graphics software...................         178,125             141,945            115,821
Productivity software - new licences..........               0              87,146            104,935
Productivity software - existing user upgrades               0              91,017             36,015
                                                  ------------        ------------       ------------
    Total productivity software...............               0             178,163            140,950
Multimedia software...........................          18,254              13,571              2,828
Communications applications...................               0                 566                982
                                                  ------------        ------------       ------------
Total sales...................................        $196,379            $334,245           $260,581
                                                  ============        ============       ============

Graphics software revenues decreased in fiscal 1996 primarily due to lower sales of CorelDRAW 6, resulting, the Company believes, from the slower than anticipated corporate adoption rate of Windows 95 as corporations determined how and when they would upgrade to 32-bit operating systems. This was partially offset by the introduction of CorelDRAW 7, Corel Print & Photo House and Corel Ventura 7 in November 1996, Corel MEGA GALLERY in the fourth quarter of fiscal 1996, and Corel Graphics Pack in the first quarter of fiscal 1996.

The graphics software revenues decrease in fiscal 1997 relates primarily to the decrease in sales of CorelDRAW versions 3, 4 and 5. Sales of new versions of CorelDRAW were comparable to 1996. Sales in the academic, OEM and corporate markets have increased the number of overall units sold; however, due to the sales mix the overall average selling price decreased in fiscal 1997. In the fourth quarter of fiscal 1997, Corel completed the sale of certain consumer-based products, namely CorelCAD, CorelFLOW, Corel Lumiere Suite, Corel Family Tree Suite, Corel Click & Create and Corel Visual CADD. Revenues from these products were lower in 1997. Corel Photo-Paint 8 was not released in 1997, which adversely affected graphics software revenues.

Productivity software applications revenue in 1997 included revenues from new releases such as Corel WordPerfect Suite 8, Corel WordPerfect Suite 8 Professional, Corel Paradox 8, Corel WordPerfect Suite 7 for DOS and UNIX, and Corel WordPerfect Suite 7 16-bit version. Corel also launched business applications developed for specialized industries. These releases included Corel WordPerfect Suite 7 - Construction Edition, Corel WordPerfect Suite 7 - Legal Edition, and Corel Office Professional - Medical Edition. Revenue generated from productivity software applications declined in 1997 from 1996. This was due, in part, to lower than expected sales of Corel WordPerfect Suite 7 16-bit version.

Multimedia software includes Corel Professional Photos on CD-ROM and small computer system interface ("SCSI") software. Multimedia software revenues decreased in fiscal 1996 due to a decline in Corel CD Creator revenues resulting from the sale of the Corel CD Creator product line to Adaptec, Inc. in June 1996 for $12 million, and a decline in the average selling price for Photo CD titles as the sales mix changed toward single titles from Corel Stock Photo Libraries containing 200 titles each. Multimedia software revenues further decreased in fiscal 1997 due to the sale of the Corel CD HOME series and the Corel Medical series to Hoffman + Associates Inc. in May 1997.

Communications applications include CorelVIDEO video communication software, CorelCAM colour cameras and other video communication hardware. Initial commercial installations of CorelVIDEO commenced in the second quarter of fiscal 1996.

SALES CHANNELS. Corel distributes its products primarily through distributors (as retail packaged products), OEM licences and corporate licences.

                                                                 YEAR ENDED NOVEMBER 30
                                                  --------------------------------------------------
                                                      1995               1996               1997
                                                  ------------       ------------       ------------
                                                                     (in thousands)

Retail packaged products......................        $174,703           $273,089           $161,528
OEM licences..................................          18,520             26,527             30,441
Corporate licences............................           3,156             34,629             68,612
                                                  ------------       ------------       ------------
Total sales...................................        $196,379           $334,245           $260,581
                                                  ============       ============       ============

Retail packaged products and corporate licences are sold primarily through distributors. The three largest distributors accounted for $82.8 million (42%), $168.4 million (50%), and $93.8 million (36%) of Corel's sales in fiscal 1995, 1996 and 1997, respectively. Packaged product revenue increased in 1996 primarily because of the acquisition of the WordPerfect family of software products on March 1, 1996, the subsequent release of Corel versions of these products during the second and third quarters of fiscal 1996 and the introduction of CorelDRAW 7 in November 1996. Packaged product revenue decreased in 1997. Corporate licences increased significantly in fiscal 1996 due to the introduction in April 1996 of the Corel Licence Program that, while including all of Corel's products, was targeted primarily toward office suite users. Corel's enhanced focus on the corporate market has resulted in increased revenue in 1997 from corporate licences. OEM channel revenues are licence fees from original equipment manufacturers. The primary source of OEM revenues in fiscal 1995 and 1996 was the licensing of graphics software applications. OEM revenues in 1997 related to the licensing of graphics software applications and productivity software applications. Corel intends to continue expanding its marketing efforts in the OEM channel and the corporate marketplace and anticipates that sales from both of these areas will increase in the future both in absolute dollars and as a percentage of revenues, although there can be no assurances that such increases will occur.

SALES BY REGION

                                                                YEAR ENDED NOVEMBER 30
                                                  --------------------------------------------------
                                                       1995               1996               1997
                                                  ------------       ------------       ------------
                                                                     (in thousands)
North America.................................        $ 99,387           $233,997           $147,450
Europe........................................          79,668             75,513             84,732
Other international...........................          17,324             24,735             28,399
                                                  ------------       ------------       ------------
Total sales...................................        $196,379           $334,245           $260,581
                                                  ============       ============       ============

Sales outside North America, principally in Europe, were 49%, 30% and 43% of Corel's sales for fiscal 1995, 1996 and 1997, respectively. Sales outside North America decreased as a percentage of sales in 1996 primarily due to the introduction during the second and third quarters of fiscal 1996 of the English language versions of Corel WordPerfect Suite and Corel Office Professional, and the general economic slowdown in Europe, particularly in Germany which has traditionally been Corel's second-largest geographic source of revenues after the United States. In 1997, sales increased in both our European and International markets, notably in Germany and the United Kingdom. Corel intends to continue expanding its marketing efforts outside North America and anticipates that sales outside North America will increase in the future in absolute dollars. Conducting business outside North America is typically subject to certain additional risks, including longer payment cycles, unexpected changes in regulatory requirements and tariffs, currency conversion risks, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection and potentially adverse tax consequences.

Corel's products are sold primarily in US dollars in all countries other than Canada and in US dollars to Canadian distributors. Sales in US dollars as a percentage of total sales were in excess of 95% in each of fiscal 1995, 1996 and 1997.

GROSS PROFIT

Corel includes in cost of sales all costs associated with the acquisition of components, the assembly of finished products, the amortization of software acquisition costs and shipping. Costs associated with warehousing are included in selling, general and administrative expenses. Acquired software has been capitalized and is currently being amortized over a 36-month period commencing with the month of first shipment of the product incorporating such acquired software, except for the WordPerfect family of software programs and related technology, the cost of which is currently being amortized over a three to five year period.

Gross profit as a percentage of sales decreased from 76% in fiscal 1995 to 70% in fiscal 1996 and to 68% in fiscal 1997. The decrease in fiscal 1996 was due to the shift in product mix to lower margin products within the graphics software product line, the delayed market acceptance of CorelDRAW 6, and the amortization of approximately $9 million per quarter over the last three quarters of fiscal 1996 relating to the acquisition costs of the WordPerfect family of software products. These factors were partially offset by a higher proportion of CD-ROM versions (over 95% in fiscal 1996) and manufacturing efficiencies. The decrease in gross profit in fiscal 1997 was due primarily to a write-down for inventory obsolescence in the amount of $12.8 million. The write-down was necessitated by the discontinuance of older versions of CorelDRAW in the North American channel. This write-down was partially offset by a lower amortization amount related to the write-down of the WordPerfect technology in the second quarter of fiscal 1997.

ADVERTISING EXPENSES

Advertising expenses include all marketing, advertising and trade show expenses. Advertising expenses increased by 68.2% to $92.7 million in fiscal 1996 from $55.1 million in fiscal 1995 and decreased by 14.2% to $79.6 million in fiscal 1997. The increase in fiscal 1996 was due primarily to advertising expenses related to the acquisition of the WordPerfect family of software programs and the subsequent release of Corel versions of these software programs during the second and third quarters of fiscal 1996. The decrease in 1997 was due primarily to the reduction of print advertising and corporate sponsorships and promotions. Advertising expenditures are fixed prospectively based on a percentage of projected sales. Actual advertising expenses as a percentage of sales were 28% in fiscal 1995, 28% in fiscal 1996 and 31% in fiscal 1997. The increase in advertising expenses as a percentage of sales in fiscal 1997 was due primarily to lower than anticipated sales in fiscal 1997. Corel expects that these expenses will decline somewhat as a percentage of sales and in actual dollars during fiscal 1998. The expected level of advertising expenses as a percentage of sales is subject to, among other things, Corel's level of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses include all selling expenses (except for advertising expenses) and general administrative expenses as well as expenses associated with warehousing. Selling, general and administrative expenses increased by 76.3% to $71.0 million in fiscal 1996 from $40.3 million in fiscal 1995 and by 19% to $84.5 million in fiscal 1997. The increase in fiscal 1996 was primarily due to the costs of providing customer and technical support for the WordPerfect family of software programs commencing on March 1, 1996, higher warehousing expenses resulting from higher inventory levels, and the hiring of additional customer support and management and administrative personnel associated with Corel's increased marketing efforts. The increases in 1996 occurred throughout the year due to the acquisition of the WordPerfect technology midway through the year. In 1997 these increases for customer and technical support, warehousing and increased personnel for marketing efforts throughout 1996 were in effect for the entire year which caused the increase in 1997. Selling, general and administrative expenses as a percentage of sales were 21% in fiscal 1995, 21% in fiscal 1996 and 33% in fiscal 1997. Corel expects that these expenses will remain relatively stable in absolute dollars during fiscal 1998. The expected level of selling, general and administrative expenses as a percentage of sales is subject to, among other things, Corel's level of sales.

GAIN ON SALE OF COREL CD CREATOR

On June 26, 1996, the Company sold all versions of its Corel CD Creator software program and its PD optical recording technology to Adaptec, Inc. in a $12 million cash transaction. A gain on the sale of $10.4 million was realized in the third quarter of fiscal 1996.

RESEARCH AND DEVELOPMENT EXPENSES

The Company has expensed all of its internal software development costs as incurred, in accordance with Canadian GAAP. Research and development expenses are reported net of Canadian investment tax credits.

                                                         YEAR ENDED NOVEMBER 30
                                           ------------------------------------------------
                                              1995               1996              1997
                                           -----------        -----------       -----------
                                                 (in thousands, except percentage data)

Gross research and development expenses        $31,286            $70,619           $89,499
Research and development tax credits             4,054              4,692                 -
                                           -----------        -----------       -----------
Net research and development expenses          $27,232            $65,927           $89,499
                                           ===========        ===========       ===========
Gross research and development expenses
   as a percentage of sales                    16 %               21 %              34 %

Net research and development expenses increased by 142.1% to $65.9 million in fiscal 1996 from $27.2 million in fiscal 1995 and by 35.8% to $89.5 million in fiscal 1997. These increases were primarily attributable to increased staffing and costs associated with the continued maintenance and enhancement of Corel's products, the acquisition of the WordPerfect family of software programs on March 1, 1996, and development work on new products such as Internet and Java products in fiscal 1996 and Webtop products in 1997. Net research and development expenses as a percentage of sales were 13%, 20% and 34% in fiscal 1995, 1996 and 1997 respectively. Corel expects that these expenses will remain relatively stable in absolute dollars during fiscal 1998. The expected level of research and development expenses as a percentage of sales is subject to, among other things, Corel's level of sales.

DEPRECIATION AND AMORTIZATION EXPENSES

Depreciation and amortization expenses, which do not include the amortization of purchased software, increased by 101.5% to $19.0 million in fiscal 1996 from $9.5 million in fiscal 1995 and by 37.7% to $26.3 million in fiscal 1997. These increases were due primarily to purchases of additional office and computer equipment over these periods, and in particular, office and computer equipment acquired with the acquisition of the WordPerfect family of software programs on March 1, 1996, and the subsequent expenditures during the second quarter of fiscal 1996 to upgrade this equipment.

WRITE-DOWN OF PURCHASED SOFTWARE AND ROYALTIES

During 1997, the Company determined that recording nonrecurring charges totaling $117.5 million was appropriate. These charges consist of write-downs of previously capitalized acquired technologies for WordPerfect and deferred development costs in the form of advance royalties paid to various developers for multimedia titles in the Corel CD HOME Collection. The multimedia titles were sold to Hoffman + Associates Inc. in the second quarter of 1997.

LOSS (GAIN) ON FOREIGN EXCHANGE

Foreign exchange gains or losses on Canadian dollar transactions are due to fluctuations in the value of the Canadian dollar relative to the value of the US dollar between the time sales are recorded and the collection of the account receivable, and revaluation gains or losses relating to short-term investments held in a currency other than the financial measurement and reporting currency due to fluctuations in the value of those currencies relative to the value of the US dollar. The fiscal 1995 foreign exchange loss of $0.1 million reflected fluctuations in the exchange rate during 1995, partially offset by the strengthening of the Canadian dollar from US$0.73 at the beginning of fiscal 1995 to US$0.74 at the end of fiscal 1995. The fiscal 1996 foreign exchange gain of $0.1 million reflected fluctuations in the exchange rate during 1996 as the Canadian dollar was US$0.74 both at the beginning and end of fiscal 1996. The fiscal 1997 foreign exchange loss of $0.7 million reflected the weakening of the Canadian dollar from US$0.74 at the beginning of fiscal 1997 to US$0.71 at the end of fiscal 1997. Corel expects that foreign exchange fluctuations in future periods will be immaterial as substantially all of Corel's sales, assets and liabilities as well as a significant portion of its manufacturing and operating expenses will be in US dollars. Consequently, Corel does not hedge its exposure to potential fluctuations of other currencies vis-a-vis the US dollar.

INTEREST EXPENSES (INCOME)

Interest income decreased by $3.6 million to $1.4 million in fiscal 1996 from $5.0 million in fiscal 1995. Interest expense in 1997 was $1.2 million. The decrease in fiscal 1996 was due primarily to the decrease in cash and short-term investments of $74.9 million during fiscal 1996 resulting mainly from the WordPerfect acquisition on March 1, 1996, and the subsequent transition to Corel, of the WordPerfect family of software programs and related technology. The interest income received by Corel resulted from weighted average interest rates of 6% in fiscal 1995, and 5% in fiscal 1996. The interest expense in 1997 is for long-term debt relating to the acquisition of the WordPerfect technology from Novell, Inc.

INCOME TAXES

Corel's effective tax rates for fiscal 1995, 1996 and 1997 were 33.6%, 23.6% and (4.0%) respectively. These effective tax rates vary from the Company's statutory tax rate of 44.3% primarily due to foreign tax rate differences associated with Corel's international operations and the unrecorded tax benefit of accounting losses in the 1997 fiscal year. The accounting losses include loss carryforwards for income tax purposes. Corel's effective tax rate in fiscal 1996 reflects lower operating income from the Company's Irish subsidiary primarily due to higher advertising, research and development, and operating expenses in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

As of November 30, 1997, Corel's principal sources of liquidity included cash and short-term investments of $30.6 million, and accounts receivable of $53.3 million. Short-term investments consist of overnight call loans to a major Canadian bank and marketable securities. Long-term debt of $37.5 million consists of the outstanding royalty and product return obligations pursuant to the acquisition of the WordPerfect family of software programs on March 1, 1996. Shareholders' equity at November 30, 1997 was $59.8 million.

Corel has used funds generated from operations and from the exercise of employee stock options to fund its operations, to repay a portion of its long-term debt and to acquire capital equipment, products and technology. Corel's operating activities provided cash of $7.9 million in fiscal 1995, used $11.5 million in fiscal 1996 and provided cash of $55.1 million in 1997. Non-cash working capital (current assets net of cash and short-term investments and current liabilities) increased by $46.5 million to $114.0 million at November 30, 1996 from $67.5 million at November 30, 1995 and decreased $124.2 million to ($10.2) million at November 30, 1997. Major components of non-cash working capital include accounts receivable, inventories, prepaid expenses, accounts payable, accrued liabilities, the current portion of long-term debt and deferred revenue.

Accounts receivable increased by $74.6 million in fiscal 1996 to $136.7 million at November 30, 1996, from $62.1 million at November 30, 1995 and decreased by $83.4 million in fiscal 1997 to $53.3 million at November 30, 1997. Days sales outstanding ("DSO") increased by 12 days in fiscal 1996 to 98 days at November 30, 1996, from 86 days at November 30, 1995 and increased by eight days in fiscal 1997 to 106 days at November 30, 1997. Extended payment terms, up to 75 days, are granted to many of Corel's distributors upon the introduction of new products or new versions of current products to allow these distributors to effectively market and promote such new products or new versions of current products. Bad debts written off totalled $4.6 million in fiscal 1996 and $0.1 million in fiscal 1997. A bad debt provision of approximately $4.0 million made in fiscal 1995 on account of a German distributor was confirmed and written off in fiscal 1996.

Inventories increased by $14.2 million in fiscal 1996 to $30.4 million at November 30, 1996 from $16.2 million at November 30, 1995 and decreased by $19.0 million in fiscal 1997 to $11.4 million at November 30, 1997. The increase in fiscal 1996 reflected the addition of Corel WordPerfect products subsequent to the acquisition of the WordPerfect technology in fiscal 1996, and Corel's decisions to maintain CorelDRAW 3, CorelDRAW 4 and CorelDRAW 5 as separate product lines, expand Corel Professional Photos on CD-ROM from 440 titles at November 30, 1995 to over 600 titles at November 30, 1996, and introduce new products, such as CorelVIDEO and Corel Graphics Pack. The decrease in fiscal 1997 was primarily due to a write-down for obsolescence related to the decision to discontinue CorelDRAW 3, CorelDRAW 4, CorelDRAW 6 and CorelDRAW 7 in the North American market.

Prepaid expenses increased by $9.5 million in fiscal 1996 to $18.4 million at November 30, 1996, from $8.9 million at November 30, 1995, and decreased by $15.8 million in fiscal 1997 to $2.6 million at November 30, 1997, primarily due to the write-down of deferred development costs in the form of prepaid royalties to third-party developers of Corel CD HOME titles. The multimedia titles were sold to Hoffman + Associates Inc. in the second quarter of fiscal 1997.

Accounts payable and accrued liabilities increased by $29.4 million in fiscal 1996 to $52.4 million at November 30, 1996, from $23 million at November 30, 1995, and decreased by $4.3 million in fiscal 1997 to $48.1 million at November 30, 1997.

The current portion of long-term debt of $13.5 million at November 30, 1997 represents the amounts due in fiscal 1998 arising from long-term royalty and product return obligations pursuant to the acquisition of the WordPerfect family of software programs on March 1, 1996.

The exercise of employee and other stock options provided cash of approximately $16.4 million in fiscal 1995, $7.3 million in fiscal 1996 and $6.2 million in fiscal 1997. Also, in 1997, the Company repurchased for cancellation, 1,450,000 Common Shares for $5.0 million.

Corel's capital expenditures totalled $28.5 million in fiscal 1995, $210.1 million in fiscal 1996 and $23.8 million in fiscal 1997, including expenditures for acquired software ($11.7 million in fiscal 1995, $171.1 million in fiscal 1996, of which $153.4 million was for the acquisition of the WordPerfect technology on March 1, 1996 and $12.2 million in fiscal 1997), and for computer and office equipment. At November 30, 1997, Corel had no material commitments for capital expenditures. Corel anticipates that capital expenditures for computer and office equipment for fiscal 1998 and future fiscal years will remain constant with respect to fiscal 1997 levels as computer systems are upgraded to take advantage of new technologies. Due to the rapidly changing technology in the computer software industry, expenditures for technology acquisitions are inherently difficult to predict for future fiscal periods.

Corel believes that the existing sources of liquidity and anticipated funds from operations will satisfy Corel's projected working capital, capital expenditure and long-term debt repayment requirements for the 1998 fiscal year. Corel anticipates that subsequent to that time, its working capital and capital expenditures will be satisfied by existing sources of liquidity, funds from operations and, if necessary, additional financings.

Corel initiated a corporate-wide program in 1996 to review, test and prepare Corel's products and internal systems for the Year 2000. Review and preparation for the Year 2000 is expected to be completed on a timely basis. Corel has committed significant resources to this process and does not believe that the Year 2000 problems that may arise will materially affect sales of Corel products or the operations of the Company. The most current information on the Year 2000 status of Corel products may be found on the Company's Web site.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Corel does not provide forecasts of future financial performance. While Corel's management is confident about Corel's long-term performance prospects, the following factors, among others, should be considered in evaluating its future results of operations.

Competition

The PC software business is highly competitive and subject to rapid technological change. Many of Corel's current and potential competitors have larger technical staffs, more established and larger marketing and sales organizations, and significantly greater financial resources than does Corel. The rapid pace of technological change constantly creates new opportunities for existing and new competitors and can quickly render existing technologies less valuable. As the market for Corel's products continues to develop, additional competitors may enter the market and competition may intensify.

GRAPHICS SOFTWARE. Corel's graphics software products face substantial competition from a wide variety of companies. In the illustration graphics segment, Corel's competitors include Adobe Systems Incorporated, Macromedia Inc., Deneba Systems Incorporated and Micrografx, Inc. In the photo-editing and painting graphics segments, its competitors include Adobe and Micrografx. In the charting and presentation segments its competitors include Software Publishing Corporation, Microsoft Corporation, Adobe, Micrografx and IBM (Lotus Development Corporation). In the desktop publishing segment, its competitors include Adobe and Quark, Inc. Corel's competitors include many other independent software vendors, such as Autodesk, Inc., Borland International, Inc., Apple Computer Inc. (Claris Corporation) and Computer Associates, as well as a number of personal computer manufacturers which devote significant resources to creating personal computer software, including Apple, Hewlett-Packard Company and IBM.

PRODUCTIVITY SOFTWARE. Corel's competitors in the productivity software (primarily office suites) marketplace include Microsoft and IBM (Lotus). According to industry sources, Microsoft currently has the largest overall market share for office suites. IBM has a large installed base with its spreadsheet program. Also, IBM pre-installs certain of its software products on various models of its PCs, competing directly with Corel productivity software.

MULTIMEDIA SOFTWARE. The Company competes with other participants in the Photo CD market on the basis of price, the categories of photographs available, the quality of the photographs and the nature of the rights attached to the photos included on the Photo CD. The Company's competitors in this market include Westflight, Digital Zone and Aris Entertainment.

COMMUNICATIONS APPLICATIONS. The Company's communications applications products (CorelVIDEO) compete against offerings from Intel, PictureTel, C-Phone and many other companies.

The Company believes that the principal competitive factors in the PC software markets include performance, product features, ease of use, reliability, hardware compatibility, brand name recognition, product reputation, pricing, levels of advertising, availability and quality of customer support, and timeliness of product upgrades. Corel competes with other software vendors for access to distribution channels, retail shelf space and the attention of customers at the retail level and in corporate accounts. The Company also competes with other software companies in its efforts to acquire software technology developed by third parties. The Company believes that, in the future, competition in the industry will intensify as major software companies expand their product lines.

Pricing

In the past year, pricing pressures have intensified in the PC software applications market and the Company believes that price competition, with its attendant reduced profit margins, may become a more significant factor in the future. Corporate licensing, discount pricing for large volume distributors and retailers, product bundling promotions and competitive upgrade programs are forms of price competition that may become more prevalent. In addition, local area network versions of products are generally priced lower per user than individual copies of the same products. Corel also competes with companies that produce standalone graphics and desktop publishing applications that might serve a specific need of a user or class of users at a price below that of Corel's products. Additionally, should competitive pressures in the industry increase, Corel may have to increase its spending on advertising as a percentage of revenues, resulting in lower profit margins.

Technological Change

The markets for Corel's products are characterized by rapidly changing technology, frequent new product introductions and uncertainty due to new and emerging technologies. Corel's future success is highly dependent upon the timely completion and introduction of new or enhanced products incorporating such emerging technologies at competitive price/performance levels. The pace of change has recently accelerated due to the Internet, corporate intranets, the introduction of 32-bit operating systems such as Windows 95 and Windows NT 4.0, and new programming languages, such as Java.

PC Growth Rates

The underlying PC unit growth rate, which may increase at a slower rate in the future, impacts Corel's revenue growth.

Dependence on New Products

While Corel performs extensive usability and beta testing of new and enhanced products, user acceptance and corporate penetration rates ultimately determine the success of development and marketing efforts.

Product Ship Schedules

Delays in new product releases impact sales growth rates and can cause operational inefficiencies that impact manufacturing and distribution logistics, distributor, reseller and OEM relationships, and technical support and customer service staffing.

Channel Mix

Average revenue per unit is lower from OEM licences than from retail versions, reflecting the relatively low direct costs of operations in the OEM channel. Corel's OEM revenues continued to increase during fiscal 1996 and fiscal 1997.

Potential Fluctuations in Quarterly Results

Corel's quarterly operating results fluctuate as a result of a number of factors, including the timing of new product announcements and introductions by Corel and its competitors, pricing, distributor ordering patterns, the relative proportions of sales attributable to full kits and existing user upgrades, product returns and reserves, advertising and other marketing expenditures, and research and development expenditures. Revenues and earnings may be difficult to predict due to shipment patterns. Products are generally shipped as orders are received, and accordingly, Corel has historically operated with little backlog. As a result, sales in any quarter are dependent on orders booked and shipped in that quarter. As is typical in the computer software industry, a high percentage of Corel's revenues are expected to be earned in the third month of each fiscal quarter and will tend to be concentrated in the latter half of that month. Accordingly, quarterly financial results will be difficult to predict until the end of the quarter and a shortfall in shipments at the end of any particular quarter may cause the results of that quarter to fall significantly short of anticipated levels.

Employee Compensation

The highly competitive market for qualified personnel, especially software engineers and developers, could adversely affect Corel's ability to engage and retain competent qualified personnel, particularly development professionals. Corel believes that its employment policies in this regard are competitive within the industry. Effective December 1, 1997, Corel introduced an employee bonus incentive plan.

Dependence on Distributors

The distribution of Corel's products is carried out primarily through distributors, certain of which are material to the competitive position of Corel. The distribution channels through which software products for desktop computers are sold have been characterized by rapid change, including consolidations and financial difficulties of certain distributors and resellers, the emergence of new retailers such as general mass merchandisers and superstores, and the desire of large customers such as retail chains and corporate users to purchase directly from software developers. The loss of, or a significant reduction in sales volume attributable to, any of Corel's principal distributors or the insolvency or business failure of any such distributor could have a material adverse effect on Corel's results of operations.

International Operations and Geographic Concentration

Currently, Corel markets its products in approximately 70 countries. Corel anticipates that sales outside North America will continue to account for a significant portion of total sales. These sales are subject to certain risks including imposition of government controls, export licence requirements, restrictions on the export of technology, political instability, trade restrictions, changes in tariffs, differences in copyright protection and difficulties in managing accounts receivable. More than 40% of Corel's sales for the past three fiscal years were made in the United States. As a result, adverse developments in the United States markets for Corel's products could have a material adverse effect on Corel's results of operations.

Dependence on Key Personnel

Corel's success depends to a significant extent upon the performance of Corel's executive officers and key technical and marketing personnel, particularly the Company's founder and Chairman, President and Chief Executive Officer, Dr. Michael C.J. Cowpland. Corel has agreements describing compensation arrangements and containing non-disclosure covenants with certain of its key employees. Corel does not have employment agreements with other key employees, including Dr. Cowpland. Corel believes that its future success will also depend in large part on its ability to attract and retain highly skilled technical, managerial, and sales and marketing personnel.

CORPORATE GOVERNANCE

The Company's Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of Corel. The Toronto Stock Exchange ("TSE") Committee on Corporate Governance in Canada has issued a series of proposed guidelines for effective corporate governance. The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. To implement these guidelines, the TSE has adopted as a listing requirement the disclosure by each listed corporation of its approach to corporate governance with reference to the proposed guidelines.

                                                                        Does
                                                                        Corel
TSE Corporate Governance Committee Guideline                           Conform?        Comments
--------------------------------------------                           --------        -------
1       Board should explicitly assume responsibility
        for stewardship of the corporation, and
        specifically for:
        a) adoption of a strategic planning process.                   Yes.             The Board participates in strategic
                                                                                        planning; however, the nature of the
                                                                                        business and its rapid evolution precludes
                                                                                        long-term planning. The Board generally
                                                                                        participates in, and is fully informed of,
                                                                                        strategic initiatives as they develop.

        b) identification of principal risks,                           Yes.            The Board, in its deliberations, considers
        and implementing risk-managing systems.                                         the principal risks of the Company's
                                                                                        business and receives reports of the
                                                                                        Company's assessment and management of those
                                                                                        risks.

        c) succession planning and monitoring                           Yes.            The Board has addressed with the CEO the
        senior management.                                                              question of succession planning. The Board
                                                                                        does participate in the appointing of senior
                                                                                        management.

        d) communications policy.                                        Yes.           The Board has considered and discussed how
                                                                                        the Company communicates with its various
                                                                                        stakeholders and intends to further review
                                                                                        the Company's communications policy.

        e) integrity of internal control and                             Yes.           The Board directly, and through its
        management information systems.                                                 Audit Committee, assesses the integrity of
                                                                                        the Company's internal control and
                                                                                        management information systems.

2       Majority of directors should be "unrelated"                      Yes.           The Board is composed of nine members:
        (free from conflicting interests).                                              four are unrelated, one is an employee of
                                                                                        the Company, one is an officer of the
                                                                                        Company and three positions are currently
                                                                                        vacant.

3       Disclose for each director whether he or she                     Yes.           Apart from Michael Cowpland and Paul C.
        is related, and how that conclusion was                                         LaBarge, all directors are unrelated to
        reached.                                                                        the Company or each other. Michael Cowpland
                                                                                        is the Founder, the largest individual
                                                                                        shareholder, Chief Executive Officer and
                                                                                        President of the Company. Paul C. LaBarge is
                                                                                        the Secretary of the Company.
____________________________________________________________________________________________________________________________________


                                                                     Does
                                                                     Corel
TSE Corporate Governance Committee Guideline                        Conform?          Comments
--------------------------------------------                        --------          --------
4       a) Appoint a Committee responsible for                        Yes.            The Board of Directors has appointed
        the appointment/assessment of directors                                       the Audit Committee with this mandate.

        b) Composed exclusively of non-management                     Yes.
        directors, the majority of whom are
        unrelated.

5       Implement a process for assessing the                         Yes.            The Board of Directors has appointed
        effectiveness of the Board, its                                               the Audit Committee with this mandate.
        Committees and individual directors.

6       Provide orientation and education                             Yes.            The Company provides appropriate
        programs for new directors.                                                   documentation and presentations as
                                                                                      required for new directors.

7       Consider reducing the size of Board,                          Yes.            The Board has considered its size with
        with a view to improving effectiveness.                                       a view to the impact of size upon its
                                                                                      effectiveness and has concluded that the
                                                                                      number of directors is in the appropriate
                                                                                      range for a corporation of the size and
                                                                                      complexity of the Company. The Board as
                                                                                      presently constituted brings together a mix of
                                                                                      skills, backgrounds and attitudes that the
                                                                                      Board considers appropriate to the stewardship
                                                                                      of the Company.

8       Review compensation of directors in                           Yes.            The Board, through its Compensation
        light of risks and responsibilities.                                          Committee, periodically reviews the adequacy
                                                                                      and form of compensation of directors.

9       a) Committees should generally be                             Yes.            All the members of the Audit and Compensation
        composed of non-management directors,                                         Committees are non-management directors.
        and

        b) Majority of Committee members                              Yes.            All the members of the Audit and Compensation
        should be unrelated.                                                          Committees are unrelated.

10      Appoint a Committee responsible for                           Yes.            The Board, as a whole, has considered
        approach to corporate governance                                              corporate governance issues and has appointed
        issues.                                                                       the Audit Committee with this mandate.

11      a) Define limits to management's
        responsibilities by developing
        mandates for:

           (i)   the Board.                                           No.             There is no specific mandate for the Board,
                                                                                      since the Board has plenary power. Any
                                                                                      responsibility which is not delegated to
                                                                                      senior management or a Board Committee remains
                                                                                      with the full Board.

           (ii)  the CEO.                                             No.             The scope and extent of the CEO's mandate has
                                                                                      evolved through interaction with the Board and
                                                                                      an ongoing consultative process with the
                                                                                      Board.

                                                                       Does
                                                                      Corel
TSE Corporate Governance Committee Guideline                         Conform?        Comments
--------------------------------------------                         --------        --------
        b) Board should approve CEO's corporate                       Yes.            The Board annually approves the key results
        objectives.                                                                   for which the CEO is responsible and reviews
                                                                                      key results and objectives quarterly.

12      Establish procedures to enable the                            Yes.            The Board has functioned, and is of the
        Board to function independently of                                            opinion that it can continue to function,
        management.                                                                   independently as required.

13      a) Establish an Audit Committee with a                        Yes.            The Audit Committee has a specifically
        specifically defined mandate.                                                 defined mandate that includes oversight
                                                                                      responsibility for management reporting on
                                                                                      internal controls and corporate governance.

        b) All members should be                                      Yes.            The members are non-management directors.
        non-management directors.

14      Implement a system to enable individual                       Yes.            A system is under consideration but was not
        directors to engage outside advisers,                                         implemented during the fiscal year.
        at corporation's expense.