Form 10-K405, Exhibit 13
period 1997-11-30
COREL CORP
filed 1998-03-02
CIK 890640

                                EXHIBIT 13.2

                                                                    EXHIBIT 13.2


                                                               COREL CORPORATION
________________________________________________________________________________



                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS








                                Auditors' Report

                     Consolidated Balance Sheets

                      Consolidated Statements of
       Operations and Retained Earnings (Deficit)

                      Consolidated Statements of
                   Changes in Financial Position

      Notes to Consolidated Financial Statements

                                                               COREL CORPORATION
________________________________________________________________________________

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Corel Corporation as at November 30, 1997, and November 30, 1996, and the consolidated statements of operations and retained earnings (deficit) and changes in financial position for the years ended November 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1997 and 1996, and the results of operations and the changes in financial position for the years ended November 30, 1997, 1996 and 1995 in accordance with generally accepted accounting principles.

Generally accepted accounting principles in Canada differ in some respects from those applicable in the United States (note 10).


/s/ KPMG

Chartered Accountants

Ottawa, Canada
January 16, 1998
(except as to Note 12 which is at February 23, 1998)

                                                               COREL CORPORATION
________________________________________________________________________________


                          CONSOLIDATED BALANCE SHEETS

                                                           As of November 30
                                                      -------------------------
                                                       1996               1997
                                                      -------           -------
                                                         (in thousands of US$)
ASSETS
Current assets:
        Cash and short-term investments              $  6,924         $  30,629
        Accounts receivable
            Trade (note 11)                           135,338            50,951
            Other                                       1,341             2,310
        Inventory (note 1)                             30,390            11,412
        Income taxes recoverable                           12                 -
        Deferred income taxes                           2,940             2,353
        Prepaid expenses                               18,388             2,591
                                                     --------         ---------
Total current assets                                  195,333           100,246

Deferred income taxes                                     870                 -

Capital assets (note 2)                               202,275            63,497
                                                     --------         ---------
Total assets                                         $398,478         $ 163,743
                                                     ========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
        Accounts payable                             $ 17,592         $  13,840
        Accrued liabilities                            34,801            34,223
        Current portion of long-term
          debt (note 3)                                15,500            13,500
        Income taxes payable                                -             4,203
        Deferred revenue                                6,495            14,124
                                                     --------         ---------
Total current liabilities                              74,388            79,890

Long-term debt (note 3)                                33,830            24,044

SHAREHOLDERS' EQUITY:
        Share capital (note 4)                        202,953           204,235
        Contributed surplus                               352               730
        Retained earnings (deficit)                    86,955          (145,156)
                                                     --------         ---------
Total shareholders' equity                            290,260            59,809
                                                     --------         ---------
Total liabilities and shareholders' equity           $398,478         $ 163,743
                                                     ========         =========

Commitments (note 8)


         (See accompanying Notes to Consolidated Financial Statements)

                                                               COREL CORPORATION
________________________________________________________________________________


     CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)


                                                       Year ended November 30
                                           ----------------------------------------------
                                             1995             1996               1997
                                           --------         --------           --------
                                            (in thousands of US$, except per share data)

Sales                                      $196,379          $334,245           $ 260,581
Cost of sales (note 5)                       47,352           101,094              84,136
   Gross profit                             149,027           233,151             176,445

Expenses:
   Advertising                               55,099            92,682              79,561
   Selling, general and
    administrative                           40,292            71,019              84,480
   Gain on sale of CD Creator
    technology                                    -           (10,426)                  -
   Research and development                  27,232            65,927              89,499
   Depreciation and amortization              9,468            19,081              26,275
   Write-down of purchased software
    and royalties                                 -                 -             117,512
   Loss (gain) on foreign exchange              136              (141)                764
                                           --------          --------            --------
                                            132,227           238,142             398,091
                                           --------          --------            --------
Income (loss) from operations                16,800            (4,991)           (221,646)
Interest expense (income)                    (5,023)           (1,391)              1,154
                                           --------          --------            --------
Income (loss) before income taxes            21,823            (3,600)           (222,800)
Income taxes (recoverable) (note 6):
   Current                                    7,174             5,455               7,421
   Deferred                                     165            (6,305)              1,457
                                           --------          --------            --------
                                              7,339              (850)              8,878
                                           --------          --------            --------
Net income (loss)                            14,484            (2,750)           (231,678)
Retained earnings beginning of year          75,221            89,705              86,955
Premium on shares repurchased for
 cancellation                                     -                 -                (433)
                                           --------          --------            --------
Retained earnings (deficit) end of year    $ 89,705          $ 86,955           $(145,156)
                                           ========          ========           =========

Earnings (loss) per share (note 4):
   Net income (loss)
      Basic                                   $0.30            $(0.05)             $(3.84)

Weighted average number of
    Common shares outstanding (000s):
      Basic                                  48,412            57,289              60,297


         (See accompanying Notes to Consolidated Financial Statements)

                                                               COREL CORPORATION
________________________________________________________________________________


           CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                                          Year ended November 30
                                                                 ----------------------------------------
                                                                   1995            1996            1997
                                                                 --------        --------        --------
                                                                        (in thousands of US$)

Cash provided by (used for):

Operations:
        Net income (loss)                                       $ 14,484        $  (2,750)      $(231,678)
        Items which do not involve cash:
                Depreciation and amortization                     17,334           56,553          52,282
                Deferred income taxes                                165           (6,305)          1,457
        Decrease (increase) in accounts receivable                (9,269)         (74,560)         83,418
        Decrease (increase) in inventory                          (2,807)         (14,166)         18,978
        Decrease (increase) in prepaid expenses                   (7,533)          (9,507)          5,616
        Increase (decrease) in accounts payable                    4,409            4,696          (3,752)
        Increase (decrease) in accrued liabilities                  (625)          24,704            (578)
        Increase (decrease) in income taxes
          payable/recoverable                                     (8,236)           3,294           4,215
        Increase in deferred revenue                                   -            6,495           7,629
        Write-down of royalties                                        -                -          10,181
        Write-down of purchased software                               -                -         107,331
                                                                --------        ---------       ---------
                                                                   7,922          (11,546)         55,099
                                                                --------        ---------       ---------
Financing:
        Issue of share capital                                    16,421           97,152           6,206
        Shares repurchased for cancellation                            -                -          (4,979)
        Increase in long-term debt                                     -           55,000               -
        Repayment of long-term debt                                    -           (5,670)        (11,786)
                                                                --------        ---------       ---------
                                                                  16,421          146,482         (10,559)
                                                                --------        ---------       ---------
Investments:
        Purchase of capital assets                               (28,459)        (210,108)        (23,829)
        Proceeds on disposal of assets                               314              280           2,994
                                                                --------        ---------       ---------
                                                                 (28,145)        (209,828)        (20,835)
                                                                --------        ---------       ---------
Net increase (decrease) in cash                                   (3,802)         (74,892)         23,705

Cash at beginning of year                                         85,618           81,816           6,924
                                                                --------        ---------       ---------
Cash at end of year                                             $ 81,816        $   6,924       $  30,629


Cash is defined as cash and short-term investments

         (See accompanying Notes to Consolidated Financial Statements)

                                                               COREL CORPORATION
________________________________________________________________________________


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles are also generally accepted in the United States in all material respects except as disclosed in Note 10.

(a)     BASIS OF CONSOLIDATION
        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Corel Corporation Limited, Corel Computer Corp., Corel International Corporation, Corel, Inc. and its wholly-owned subsidiary, Corel Corporation (U.S.A.). All material intercompany transactions and balances have been eliminated.

(b)     ESTIMATES AND ASSUMPTIONS
        Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Examples include provisions for returns and bad debts, the length of product cycles and capital assets lives. Actual results may differ from these estimates.

(c)     SALES RECOGNITION
        Sales are recognized when the products are shipped to the customer and are net of discounts and allowances for returns. Sales to distributors are subject to agreements allowing limited rights of return and price protection. The Company provides reserves for estimated future returns, exchanges and price protection. Licence revenue is recognized when the licence is shipped to the customer. Associated maintenance revenue is deferred and recognized over the term of the related agreement.

(d)     RESEARCH AND DEVELOPMENT COSTS
        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria for deferral under generally accepted accounting principles. Acquired software is capitalized and amortized over its expected useful life, generally three to five years.

(e)     INVENTORY
        Inventory of raw materials is valued at the lower of cost and replacement cost, and finished goods are valued at the lower of cost and net realizable value.

(f)     CAPITAL ASSETS
        Capital assets are recorded at cost. Amortization of licences commences with the market release of each new software product and version. Depreciation and amortization are calculated using the following rates and bases:

        Furniture and equipment................ 20 - 33.3% declining balance
        Computer equipment and software........ 50% straight line
        Research and development equipment..... 20 - 50% declining balance
        Software licences and purchased
         software, clipart libraries and
         Photo CD libraries.................... Shorter of the life of the licence or 20.0 - 33.3% straight
                                                line
        Leasehold improvements................. Straight line over the term of the lease

The Company regularly reviews the carrying value of its capital assets. If the carrying value of its capital assets exceeds the amount recoverable, a write-down is charged to the consolidated statement of operations.

                                                               COREL CORPORATION
________________________________________________________________________________


(g)     CASH AND SHORT-TERM INVESTMENTS
        Short-term investments are stated at the lower of cost and market value. Short-term investments included with cash consisted of overnight bank term deposits of $6,000,000 and $1,000,000 at November 30, 1996 and 1997
        respectively. At November 30, 1997, short-term investments also include $5,000,000 of marketable securities.

(h)     INCOME TAXES
        The Company follows the tax allocation basis using the deferral method in accounting for income taxes. Deferred income taxes are recorded for timing differences in reporting income and expenses for financial statement and tax purposes.

(i)     FOREIGN CURRENCY TRANSLATION
        Monetary assets and liabilities denominated in foreign currencies are translated at the closing year end rates of exchange. Non-monetary items are translated at the rates of exchange in effect when the assets were acquired or obligations incurred. Income and expense items have been translated at the average rates prevailing during the respective years. The resulting gains or losses resulting from the translation of these amounts have been reflected in earnings.


1. INVENTORY

                                                          As at November 30
                                                      ------------------------
                                                        1996            1997
                                                      --------        --------
                                                       (in thousands of US$)
        Raw materials                                  $23,986         $ 7,974
        Finished goods                                   6,404           3,438
                                                       -------         -------
                                                       $30,390         $11,412
                                                       =======         =======

2.  CAPITAL ASSETS

                                                             As at November 30, 1997
                                                ------------------------------------------------
                                                                     Accumulated
                                                                    Depreciation                           Net
                                                                         and                           November 30
                                                    Cost            Amortization           Net             1996
                                                ------------       --------------       --------       -----------
                                                                      (in thousands of US$)

      Funiture and equipment                      $ 15,603          $  7,296           $ 8,307          $  8,963
      Computer equipment
          and software                              60,688            51,265             9,423            24,205
      Research and
          development equipment                     12,596             5,198             7,398             6,683
      Leasehold improvements                         3,625             1,951             1,674             1,729
      Software licences and
       puchased software, clipart
       libraries and Photo CD libraries             94,009            57,314            36,695           160,695
                                                  --------          --------           -------          --------
                                                  $186,521          $123,024           $63,497          $202,275
                                                  ========          ========           =======          ========


At November 30, 1996 the cost amounted to $297,969,000 and accumulated depreciation and amortization amounted to $95,694,000. The carrying amount of licences not being amortized at November 30, 1997 and 1996 amounted to $2,425,000 and $77,000 respectively. Included in the $107,331,000 write-down of purchased

                                                               COREL CORPORATION
________________________________________________________________________________

software is an amount of $97,383,000 related to a write-down of the WordPerfect family of software programs to net recoverable amount.

3.   LONG-TERM DEBT

Long-term debt is comprised of the outstanding royalty and product return obligations pursuant to the acquisition of the WordPerfect family of software programs and related technologies from Novell, Inc. and is secured by a pledge of certain accounts receivable.





                                                                                      As at November
                                                     As at November 30, 1997            30, 1996
                                        ------------------------------------------    --------------
                                                          Product
                                          Royalty         Returns         Total            Total
                                        -----------    ------------    ----------       ----------
                                                    (in thousands of US$)

           Long-term debt                 $19,182         $18,362       $37,544           $49,330
           Less: Current portion            6,500           7,000        13,500            15,500
                                          -------         -------       -------           -------
                                          $12,682         $11,362       $24,044           $33,830
                                          =======         =======       =======           =======


        ROYALTY OBLIGATION

        The following are the future royalty payments (in thousands of US$) under the acquisition agreement based on management's estimates net of interest imputed at 10%.



        1998                                            $ 6,500
        1999                                              7,800
        2000                                              9,360
        2001                                              2,976
                                                        -------
        Total minimum royalty payments                   26,636
        Less amounts representing interest at 10%         7,454
                                                        -------
        Balance of the obligation                       $19,182
                                                        =======

        PRODUCT RETURNS

        The Company is obligated to reimburse Novell Inc. for amounts representing returns of Novell WordPerfect products in the distribution channel. Payments are due in quarterly installments over four years commencing January 1, 1997, with an interest charge of 1% over the US prime rate.

        The payments (in thousands of US$) required in the next three years are as follows:

                1998                            $ 7,000
                1999                              6,125
                2000                              5,237
                                                -------
                                                $18,362
                                                =======

                                                               COREL CORPORATION
________________________________________________________________________________

4.  SHARE CAPITAL

                                                                                  As at November 30
                                                                      ----------------------------------------
                                                                        1995            1996            1997
                                                                      -------         -------         --------
(a)     AUTHORIZED AND ISSUED SHARE CAPITAL
        Authorized
          Unlimited preferred shares, issuable in series,
          no par value
          Unlimited common shares
        Issued
          Number of common shares (000s)                                49,300          60,041          59,740
          Stated capital (in thousands of US$)                        $105,801        $202,953        $204,235

(b)     COMMON SHARES ISSUED DURING THE YEAR
        Stock option plan
          Number of shares (000s)                                        1,471             791           1,149
          Cash consideration (in thousands of US$)                    $ 16,421        $  7,252        $  6,206
        Technology acquisition
          Number of shares (000s)                                            -           9,950               -
          Consideration (in thousands of US$)                                -        $ 89,900               -

(c)     COMMON SHARES PURCHASED AND CANCELLED DURING THE YEAR
          Number of shares (000s)                                            -               -           1,450
          Cash outlay (in thousands of US$)                                  -               -        $ (4,979)
          Premium of share repurchase (in thousands of US$)                  -               -        $    433
          Discount on share repurchase (in thousands of US$)                 -               -        $   (378)

(d)     EARNINGS (LOSS) PER COMMON SHARE
        The calculations of the earnings (loss) per common share are based on the weighted daily average number of shares outstanding during the year. The calculation of fully diluted earnings per common share assumes that all outstanding options have been exercised at the later of the beginning of the fiscal period or the option issuance date. Where the impact of the conversion or exercise of these options is anti-dilutive they are not included in the calculation of fully diluted earnings per share. In 1995, fully diluted earnings per share was $0.26 and the weighted average number of fully diluted shares outstanding was 55,174. For other years presented there is no dilutive effect for potential conversions.

                                                               COREL CORPORATION
________________________________________________________________________________

(e)     STOCK OPTION PLAN
        The Company's stock option plan is administered by the Compensation Committee which is a subcommittee of the Board of Directors. The Compensation Committee will designate eligible participants to be included under the plan and will designate the number of options and share price pursuant to the new options, subject to applicable securities laws and stock exchange regulations. The options vest when granted. Information with respect to stock option activity for 1996 and 1997 follows:

                                                                  Price per share (CDN$)
                                                             --------------------------------
                                                                                    Weighted
                                        Number of Shares          Range              Average
                                        ----------------     ---------------       ----------
Outstanding at November 30, 1995            7,564,284       $ 4.67 - $ 25.25          $17.52
Granted                                     5,957,000         9.50 -   15.00           11.55
Exercised                                    (791,720)        4.67 -   19.67           12.24
Cancelled                                    (371,187)       13.50 -   22.38           17.00
                                         ------------       ----------------          ------

Outstanding at November 30, 1996           12,358,377         4.67 -   25.25           14.99
Granted                                     5,976,414         4.00 -    8.60            7.67
Exercised                                  (1,149,087)        4.67 -    9.50            7.75
Cancelled                                 (11,028,185)        4.67 -   25.25           15.03
                                         ------------       ----------------          ------
Outstanding at November 30, 1997            6,157,519       $ 4.00 - $ 22.38          $ 9.17
                                         ------------       ----------------          ------

For various price ranges (in CDN$), weighted average characteristics of outstanding stock options at November 30, 1997 were as follows:

                                                       Outstanding options
                                               ------------------------------------
                                               Remaining life      Weighted Average
  Range of exercise price       Shares             (years)               Price
  -----------------------       ------         --------------      ----------------
$   4.00 - $   7.50              178,800             3.8               $ 6.52
    7.51 -    13.00            5,089,329             2.1                 7.84
   13.01 -    18.00              438,001             1.8                14.03
   18.01 -    22.38              451,389             1.2                20.42

The outstanding options expire between February 7, 1998 and November 14, 2001.

(f)     STOCK OPTION REPRICING

        On April 18, 1997, the shareholders adopted a resolution by the Board of Directors to reprice outstanding options at prices greater than $7.70, to $7.70. The resolution permitted option holders who qualified for grants under the plan to exchange existing options for options with a current market exercise price. The basis of the exchange was to reduce pro rata the number of options received to the change in exercise price. No other changes will be made in respect of options exchanged.

                                                               COREL CORPORATION
________________________________________________________________________________

5.        COST OF SALES

                                                              Year ended November 30
                                                    -------------------------------------------
                                                      1995              1996             1997
                                                    --------          --------        ---------
                                                                (in thousands of US$)
      Cost of goods sold                             $37,490          $ 42,852          $44,906
      License amortization                             7,866            37,472           26,007
      Royalties                                        1,996            20,770           13,223
                                                     -------          --------          -------
                                                     $47,352          $101,094          $84,136
                                                     =======          ========          =======

6.      INCOME TAXES

        Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to income before income taxes, as shown in the following table:



                                                                           Year ended November 30
                                                                -------------------------------------------
                                                                  1995              1996             1997
                                                                --------          --------         --------
                                                                           (in thousands of US$)
Basic rate applied to income before income taxes                 $ 9,676          $ (1,606)        $(99,414)
Increase (decrease) in taxes resulting from:
  Provincial research and development deduction                   (1,072)             (823)            (677)
  Amortization of software licences not tax deductible               601               540              507
  Amortization of share costs                                       (194)             (197)               -
  Losses recognized for accounting purposes
   but not for income tax purposes                                     -                 -           23,152
  Write-down of items not deductible for income tax
   purposes                                                            -                 -            1,086
  Foreign tax and exchange rate differences                       (1,570)              400           84,222
  Other items                                                       (102)              836                2
                                                                 -------           -------         --------
                                                                 $ 7,339           $  (850)        $  8,878
                                                                 =======           =======         ========

(a)     LOSS CARRYFORWARD

        During the year ended November 30, 1997, the Company reported accounting losses of $222,800,000. The tax benefit related to $213,000,000 of these losses has not been recorded in the consolidated financial statements. The accounting losses include loss carryforwards for income tax purposes of $32,600,000 which begin to expire after the 2003 fiscal year. The remaining amount relates to items expensed in the consolidated financial statements which have not yet been claimed for income tax purposes.

                                                               COREL CORPORATION
________________________________________________________________________________

7.      SEGMENTED INFORMATION

        In the opinion of management, the Company operates in one industry segment, that being the PC software development business. The Company distributes its products worldwide from three geographic regions.

                                         As at and for the year ended November 30
                                --------------------------------------------------------
                                  1995                     1996                    1997
                                -------                  -------                 -------
                                                  (in thousands of US$)
Sales
  U.S.A.                              -                 $ 235,818                $ 182,523
  Canada                       $ 78,507                    57,334                   40,105
  Ireland                       137,306                   309,456                  242,334

Segment Transfers
  Canada                        (19,434)                  (23,134)                 (17,706)
  Ireland                             -                  (245,229)                (186,675)
                               --------                 ---------                ---------
Net Sales                      $196,379                 $ 334,245                $ 260,581
                               --------                 ---------                ---------
Net income (loss)
  U.S.A.                              -                 $   1,853                $   3,073
  Canada                       $  9,800                    (4,869)                 (37,273)
  Ireland                         4,684                       266                 (197,478)
                               --------                 ---------                ---------
                               $ 14,484                 $  (2,750)               $(231,678)
                               --------                 ---------                ---------
Identifiable assets
  U.S.A.                              -                 $ 110,397                $  40,278
  Canada                       $154,866                    75,622                   55,456
  Ireland                        66,480                   212,459                   68,009
                               --------                 ---------                ---------
                               $221,346                 $ 398,478                $ 163,743
                               --------                 ---------                ---------

        A summary of sales by region and by major customer from consolidated operations is as follows:


                                                Year ended November 30
                                   -------------------------------------------------
                                    1995                   1996                1997
                                   ------                -------             -------
                                                (in thousands of US$)
By region:
  U.S.A.                        $ 91,913               $214,481               $129,110
  Europe                          79,668                 75,513                 84,732
  Canada                           7,474                 19,516                 18,340
  Other                           17,324                 24,735                 28,399
                                --------               --------               --------
                                $196,379               $334,245               $260,581
                                --------               --------               --------
By major customer:
 Ingram Micro Inc.              $ 58,173               $109,562               $ 63,119


                                                               COREL CORPORATION
________________________________________________________________________________

8.      COMMITMENTS

        The Company rents office premises, sponsors various sporting events and venues, and is obligated to pay minimum product royalties under long-term agreements. Rent expense (in thousands of US$) pursuant to lease obligations aggregated $3,115, $6,746 and $7,006 during the years ended November 30, 1995, 1996 and 1997, respectively. At November 30, 1997, the minimum commitments under long-term agreements (in thousands of US$), are as follows:


                1998                    $11,677
                1999                      7,859
                2000                      7,660
                2001                      6,730
                2002                      4,981
                2003 and thereafter      58,315
                                        -------
                                        $97,222
                                        -------

9.      FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

        The carrying values of cash and short-term investments (excluding marketable securities), accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments.

        The fair value of marketable securities included in cash and short term investments at November 30, 1997 is $5,493,000 which is based on the quoted market price.

        The fair value of long-term debt is determined by discounting the future contractual cash flow of the obligations at discount rates which represent borrowing rates presently available to the Company for instruments with similar terms and maturities. The carrying value of the Company's product return obligation approximates its fair value on a discounted cash flow basis as the interest rate on this obligation automatically reprices based on the US prime rate. The carrying value of the Company's royalty obligation cannot be estimated as the Company cannot reliably estimate the prevailing interest rate for a financial instrument having substantially the same terms and characteristics. Accordingly, the carrying value of the royalty obligation is considered to approximate its fair value.

10.     SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

        The Company's financial statements are prepared on the basis of Canadian GAAP, which is different in some respects from US GAAP. Significant differences between Canadian GAAP and US GAAP are set forth below:

(a)     CALCULATION OF EARNINGS PER SHARE

        Under Canadian GAAP, the basic earnings per share data are computed using only the weighted daily average number of shares outstanding during the year. Under US GAAP, the weighted average number of shares is computed including dilutive options, and as if the funds obtained from the assumed exercise of the options were used to purchase common shares at the average market price during the period.

        The calculation of fully diluted earnings per share for US GAAP purposes is not significantly different from the primary calculation for US GAAP and therefore is not presented.

                                                               COREL CORPORATION
________________________________________________________________________________


                                                              Year ended November 30
                                                   --------------------------------------------
                                                     1995                1996             1997
                                                   -------             -------          -------
                                                             (in thousands of US$)
        US GAAP-Primary
           Net income (loss) per share (in US$)    $  0.29             $ (0.05)         $ (3.84)
           Weighted average number of common
            shares outstanding (000s)               50,349              57,340           60,297

(b)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock option plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan. Had compensation cost for the Company's employee stock-option plan been determined based on the fair value at the grant date for awards under the plan, consistent with the methodology prescribed under the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net loss would have changed to the pro forma amounts indicated below:

                                                      1996            1997
                                                    -------         -------
                                                    (in thousands of US$)
  Net loss as reported                              $ 2,750        $231,678
  Estimated stock based compensation costs           14,290           4,538
                                                    -------        --------
  Pro forma net loss                                $17,040        $236,216
                                                    =======        ========
  Pro forma loss per share                          $  0.30        $   3.92
                                                    =======        ========

        The weighted average fair values of all options granted during 1997 and 1996 was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                      1996             1997
                                                    -------          -------
  Expected option life (years)                         2.0             1.25
  Volatility                                          45               45
  Risk free interest rate                              5.47%            4.97%
  Dividend yield                                     nil              nil


        The weighted average fair values, at the date of grant, for stock options granted during 1997 and 1996 were $2.51 and $0.76 per option, respectively.

        The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

                                                               COREL CORPORATION
________________________________________________________________________________

(c)     DEFERRED INCOME TAXES
        The Company follows the deferral method of accounting for income taxes. Under U.S. GAAP, the asset and liability method is used. In the case of the Company, the application of the asset and liability method does not result in a significant difference in the amount of the deferred tax asset. U.S. GAAP also requires the disclosure of the tax effect of temporary differences that give rise to deferred tax assets and liabilities. This information is provided in the following table.

                                                       1996                       1997
                                                     --------                   --------
                                                          (in thousands of US$)
     Operating loss carryforwards                         -                    $  4,855
     Depreciation                                    $    2                      14,750
     Reserves                                           475                       3,292
     Inter-segment transfers                          3,050                           -
     Other                                              283                           -
                                                     ------                    --------
                                                      3,810                      22,897
     Valuation allowance                                  -                     (20,544)
                                                     ------                    --------
     Net non-current deferred tax assets             $3,810                    $  2,353
                                                     ------                    --------

(d)     CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
        The Company defines cash for purposes of the consolidated statements of changes in financial position as cash and short-term investments. Included in short-term investments are $5,000,000 of marketable equity securities. Under US GAAP, cash at the end of the year and cash provided by operations for 1997 would be reduced by this amount.

11.     SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

        Included in trade accounts receivable are the following reserves and related activity:

                                             Opening                                                 Ending
 Period Ended            Description         Balance             Additions        Deductions        Balance
--------------          -------------       ---------           -----------      ------------      ---------
                                                      (in thousands of US$)
November 30, 1997      Promotional Rebates   $14,750              $42,775          $ 46,129          $11,396
                       Sales reserve          30,000               85,829            61,416           54,413
                       Allowance for
                       doubtful
                       accounts                3,831                1,743               108            5,466

November 30, 1996      Promotional Rebates     2,970               39,148            27,368           14,750
                       Sales reserve           9,871               28,392             8,263           30,000
                       Allowance for
                       doubtful                6,136                2,283             4,588            3,831

November 30, 1995      Promotional Rebates     2,476                8,442             7,948            2,970
                       Sales reserve           6,418                8,470             5,017            9,871
                       Allowance for
                       doubtful                2,027                5,112             1,003            6,136

                                                               COREL CORPORATION
________________________________________________________________________________

12.     SUBSEQUENT EVENT

        On or about February 23, 1998, Corel became aware that a class action lawsuit had been filed against it by named Plaintiff Great Neck Capital Appreciation Investment Partnership in the United States District Court for the Eastern District of New York. No motions have been filed or discovery yet undertaken. Corel intends to defend the litigation vigorously. However, due to the inherent uncertainties of litigation, Corel cannot accurately predict the ultimate outcome of the litigation. Investigating and defending the complaint may require expenditure of material amounts of funds and may require a significant amount of management's time and resources. An unfavourable outcome in the litigation could have a material adverse effect on Corel's business, financial condition and results of operations.