Form 10-K405, Exhibit 13
period 1998-11-30
COREL CORP
filed 1999-02-26
CIK 890640

                                  EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

The following information should be read in conjunction with the audited consolidated financial statements included elsewhere herein. This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve uncertainty and risk, and all assumptions, anticipations, and expectations stated herein are forward-looking statements. The actual results that Corel achieves may differ materially from any forward-looking statements made herein due to such risks and uncertainties. The Company has identified by italics various sentences within this MD&A which contain such forward-looking statements, and words such as "believes", "anticipates", "expects", "intends", and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, the sections labelled "Financial Instruments," "Factors That May Affect Future Operating Results" and "Year 2000," which are not italicized for improved readability, consists primarily of forward-looking statements. The Company undertakes no obligation to revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report. Readers are urged to carefully review and consider the various disclosures made by the Company in this MD&A and in the Company's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect Corel's business. Historical results and percentage relationships will not necessarily be indicative of the operating results of any future period. All amounts in this report are in US dollars unless otherwise indicated.

OVERVIEW

For the purposes of this discussion, unless the context otherwise requires, "Corel" refers to the consolidated operations of Corel Corporation and its wholly owned subsidiaries, Corel Corporation Limited, Corel Computer Corp., Corel International Corporation, Corel, Inc., and Corel Corporation (U.S.A.), while "the Company" refers to the parent, Corel Corporation. Corel Computer Corp. was amalgamated with Corel Corporation on December 1, 1998 and is no longer a subsidiary of the parent company.

Corel develops, manufactures, licenses, sells, and supports a wide range of software products, including graphics, business productivity and consumer product applications and video and network computer products.

In the third quarter of 1998, the Company initiated a consolidation plan to transfer the research and development activity in the Orem, Utah engineering center to the engineering facilities in Ottawa, Ontario. As a result of this plan, a restructuring charge of $15,880,000 was incurred in the third quarter of 1998 for severance costs associated with the termination of approximately 550 employees at the Orem, Utah location, facilities closure costs and non-cash asset write-downs.

On December 31, 1998, the Company transferred its Java(TM)-based jBridge(TM) solution, in exchange for a 25% equity stake in GraphOn Corporation of Campbell, California. On January 20, 1999, the Company announced the signing of an agreement to transfer the Corel Computer NetWinder(TM) division to Hardware Canada Computing (HCC) of Ottawa, Canada, in exchange for a significant ownership position. Under the terms of the agreement, HCC acquired all of the assets of Corel Computer supporting the NetWinder family of Linux(R)-based thin client/thin server computers and other consideration, in exchange for a 25% equity stake in HCC.

These activities have and will continue to allow the Company to reduce operating costs while still developing and marketing award winning software.

SALES

Sales are recognized when products are shipped to customers, primarily distributors; and are net of discounts and allowances for returns. Sales to distributors are subject to agreements allowing various rights of return and price protection. Corel provides reserves for estimated future returns and exchanges and for price protection on a quarterly basis. The setting of reserves is inherently risky due to the factors discussed below in "Factors That May Affect Future Results." In certain instances, Corel's corporate licensing program provides for the licence of the software and for free updates and upgrades to the software, otherwise known as Maintenance, as well as free technical support over the life of the contract (generally not exceeding two years). Given this strategy, rateable revenue recognition is required for that portion of the corporate licensing fees attributable to Maintenance and
technical support.   The increase in deferred revenue in 1998 is consistent with the increase in corporate licence sales.

In fiscal 1998, the average selling price per unit decreased due to a decision made in the second quarter of the year to decrease prices for upgrades of Business Productivity applications. Average revenue per unit from original equipment manufacturer ("OEM") licences and corporate licence programs, such as the Universal Corel Licence Program, are lower than the average revenue per unit from retail versions.

PRODUCT GROUPS

                                                                                YEAR ENDED NOVEMBER 30
                                                            ------------------------------------------------------------
                                                                  1998                   1997                   1996
                                                            --------------         --------------         --------------
                                                                                   (in thousands)
Graphics - new licences.................................          $ 68,720               $ 52,562               $ 64,255
Graphics - existing user upgrades.......................            37,508                 38,540                 40,674
                                                            --------------         --------------         --------------
     Total graphics.....................................           106,228                 91,102                104,929
                                                            --------------         --------------         --------------
Business productivity - new licences....................            83,801                104,935                 87,146
Business productivity - existing user upgrades..........            28,189                 36,015                 91,017
                                                            --------------         --------------         --------------
     Total business productivity........................           111,990                140,950                178,163
                                                            --------------         --------------         --------------
Consumer products.......................................            27,613                 27,547                 50,587
                                                            --------------         --------------         --------------
Video and network computer..............................               996                    982                    566
                                                            --------------         --------------         --------------
Total sales.............................................          $246,827               $260,581               $334,245
                                                            ==============         ==============         ==============

Graphics software revenues increased in 1998 due to the concentration of the Company's marketing and sales efforts which resulted in large increases in the units sold of the current version of CorelDRAW and contributed to the large unit sales for the new CorelDRAW 8 for the Power Macintosh and Corel Photo Paint 8 releases.

The graphics applications revenues decrease in fiscal 1997 relates primarily to the decrease in sales of CorelDRAW versions 3, 4 and 5. Sales of new versions of CorelDRAW were comparable to 1996. Sales in the academic, OEM and corporate markets have increased the number of overall units sold. However, due to the sales mix the overall average selling price decreased in fiscal 1997. Corel Photo-Paint 8 was not released in 1997 which adversely affected graphics software revenues.

Unit sales for business productivity applications increased in 1998 and were aided through price cuts to all upgrade versions of the Company's business productivity applications. However, the increase in the units sold did not outweigh the effect of the price cuts and therefore overall productivity software applications revenue declined from 1997.

Business productivity applications revenue in 1997 included revenues from new releases such as Corel WordPerfect Suite 8, Corel WordPerfect Suite 8 Professional, Corel Paradox 8, Corel WordPerfect Suite 7 for DOS and UNIX, and Corel WordPerfect Suite 7 16-bit version. Corel also launched business applications developed for specialized industries. These releases included Corel WordPerfect Suite 7 - Construction Edition, Corel WordPerfect Suite 7 - Legal Edition, and Corel Office Professional - Medical Edition. Revenue generated from productivity software applications declined in 1997 from 1996. This was due, in part, to lower than expected sales of Corel WordPerfect Suite 7 16-bit version.

Consumer product applications include such items as the Corel GALLERY, Corel Graphics Pack, Corel Print House and Corel Studio lines that were designed primarily for the retail market. Sales of consumer product applications experienced little change between 1997 and 1998. The decline from 1996 revenues can be attributed to revenues generated in that year from the CD Creator and CD Home lines which were subsequently sold in 1997. The sales of the Graphics Pack and Print House products in 1996 were relatively higher than in 1997 and 1998 due to that year being the initial launch year for those products.

Video and Network Computer products include CorelVIDEO video communication software, CorelCAM colour cameras and other video communication hardware; in addition to the NetWinder line of network computers. Initial commercial installations of CorelVIDEO commenced in the second quarter of fiscal 1996. Revenues remained relatively consistent through 1998. It is expected that the completed sale of the NetWinder division in the first quarter of 1999 and the intended sale of the video division when reasonably possible in 1999 will result in reduced sales in this area for fiscal 1999.

SALES CHANNELS. Corel distributes its products primarily through distributors (as retail packaged products), OEM licences and corporate licences.

                                                                               YEAR ENDED NOVEMBER 30
                                                            -----------------------------------------------------------
                                                                  1998                   1997                  1996
                                                            --------------         --------------        --------------
                                                                                   (in thousands)
Retail packaged products................................          $153,623               $161,528              $273,089
OEM licences............................................            23,340                 30,441                26,527
Corporate licences......................................            69,864                 68,612                34,629
                                                            --------------         --------------        --------------
Total sales.............................................          $246,827               $260,581              $334,245
                                                            ==============         ==============        ==============

Retail packaged products and corporate licences are sold primarily through distributors. The three largest distributors accounted for $77.7 million (31%), $93.8 million (36%) and $168.4 million (50%) of Corel's sales in fiscal 1998, 1997 and 1996, respectively. Packaged product revenue decreased in 1997 and 1998 due to a shift in focus from retail to corporate sales. Corel's enhanced focus on the corporate market has resulted in increased revenue in both 1997 and 1998 from corporate licences. OEM channel revenues are licence fees from original equipment manufacturers. These revenues decreased in 1998 due to the declining price of hardware which has led to a decline in OEM per unit revenues. The primary source of OEM revenues in fiscal 1996 was the licensing of graphics software applications. OEM revenues in 1997 and 1998 related to the licensing of graphics software applications and productivity software applications.

SALES BY REGION

                                                                               YEAR ENDED NOVEMBER 30
                                                            -----------------------------------------------------------
                                                                  1998                   1997                  1996
                                                            --------------         --------------        --------------
                                                                                   (in thousands)
North America...........................................          $152,880               $147,450              $233,997
Europe..................................................            73,089                 84,732                75,513
Other...................................................            20,858                 28,399                24,735
                                                            --------------         --------------        --------------
Total...................................................          $246,827               $260,581              $334,245
                                                            ==============         ==============        ==============

In 1997, sales increased in both the European and International markets; notably in Germany and the United Kingdom. North American sales increased again in 1998; although not to 1996 levels. The decrease in sales outside of North America in 1998 reflected large declines in revenues from the United Kingdom, Belgium and Japan. Corel's products are sold primarily in US dollars in all countries. Sales in US dollars as a percentage of total sales were in excess of 90% in each of fiscal 1998, 1997 and 1996.

GROSS PROFIT

Corel includes in cost of sales all costs associated with the acquisition of components, the assembly of finished products, the amortization of software acquisition costs and shipping. Costs associated with warehousing are included in selling, general and administrative expenses.

The decrease in gross profit in fiscal 1997 was due primarily to a write-down for inventory obsolescence in the amount of $12.8 million. The write-down was necessitated by the discontinuance of older versions of CorelDRAW in the North American channel. This write-down was partially offset by a lower amortization amount related to the write-down of the WordPerfect technology in the second quarter of fiscal 1997. Gross profit increased in 1998 both as a percentage of sales and in dollars. This was due to lower amortization with the write down of the WordPerfect technology in the second quarter of 1997 and to the inventory obsolescence provision required in 1997.

ADVERTISING EXPENSES

Advertising expenses include all marketing, advertising and trade show expenses. Advertising expenses decreased in both 1997 and 1998. The decrease in 1997 was due primarily to the reduction of print advertising and corporate sponsorships and promotions. In 1998, these expenses decreased even further due to a significant reduction in television advertising. In addition, print advertisements have also decreased as part of the Company's efforts to control costs and use advertising dollars more effectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

All selling expenses (except for advertising expenses) are included in this category along with general and administrative expenses; as well as expenses associated with warehousing. There were two major reasons for the decrease in these expenses over 1997. Firstly, the restructuring that occurred in the third quarter of 1998 contributed to the decrease in SG&A expenses with the decline in salaries for the last two quarters. Secondly, the Company's customer support expenses decreased in 1998, which reflects the fact that customers required less product support in 1998 and is consistent with the Company's latest product versions moving towards the end of their life cycle. In 1996, the purchase of the WordPerfect technology resulted in increases in expenses for customer and technical support, warehousing and increased personnel for marketing efforts. These increases remained in effect for the entire 1997 fiscal year.

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

                                                                               YEAR ENDED NOVEMBER 30
                                                            -------------------------------------------------------------
                                                                   1998                   1997                   1996
                                                            ---------------         --------------         --------------
                                                                                    (in thousands)
Gross research and development expenses.................            $71,935                $89,499                $70,619
Less:  Research and development tax credits.............                  -                      -                  4,692
                                                            ---------------         --------------         --------------
Net research and development expenses...................            $71,935                $89,499                $65,927
                                                            ===============         ==============         ==============

The restructuring that took place in the third quarter of 1998 is the main reason for the decrease in research and development expenses in 1998. In September 1998, the Company terminated 460 employees at the Orem, Utah location as part of the transfer of research and development activities from Orem to Ottawa. The increase in 1997 research and development expenses was primarily attributable to increased staffing and costs associated with the continued maintenance and enhancement of Corel's products (including a full year of R&D expenses associated with WordPerfect in 1997 as compared to a partial year in
1996) as well as new R&D on Webtop products.

DEPRECIATION AND AMORTIZATION EXPENSES

Depreciation and amortization expenses, which do not include the amortization of purchased software, decreased in 1998 due to the decrease in assets purchased in 1998 as compared to 1997 and the write-down of assets as part of the restructuring. The increase in 1997 was attributable to the full year of depreciation and amortization incurred on relatively higher 1996 purchases for the research and development and technical support staff in Orem, Utah as well as the depreciation and amortization on additional 1997 purchases.

WRITE-DOWN OF PURCHASED SOFTWARE AND ROYALTIES

During 1997, the Company determined that recording nonrecurring charges totaling $117.5 million was appropriate. These charges consisted of write-downs of previously capitalized acquired technologies for WordPerfect and deferred development costs in the form of advance royalties paid to various developers for multimedia titles in the Corel CD HOME Collection. The multimedia titles were sold to Hoffman + Associates Inc. in the second quarter of 1997.

RESTRUCTURING CHARGE

As discussed in the Overview and Research and Development Expenses sections above, the Company incurred a restructuring charge of $15.9 million in the third quarter of 1998. The charge relates to the costs associated with moving the research and development activity in Orem, Utah to the Ottawa, Ontario and Dublin, Ireland locations. Further discussion of the charge and its components may be found in Note 7 of the 1998 Consolidated Financial Statements included in
Exhibit 13.2.

INTEREST EXPENSES (INCOME)

The interest expense in fiscal 1997 and 1998 relates to Novell Obligations for the acquisition of the WordPerfect technology from Novell, Inc. The interest expense in 1996 for these obligations was more than offset by the interest earned on the cash and short term investments held by the Company in the first part of the year.

INCOME TAXES

Corel's effective tax rates for fiscal 1998, 1997 and 1996 were (15%), 23.6% and (4.0%) respectively. These effective tax rates vary from the Company's statutory tax rate of 44.3% primarily due to foreign tax rate differences associated with Corel's international operations and the unrecorded tax benefit of losses in the 1998 and 1997 fiscal years. The accounting losses include loss carryforwards for income tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

Corel has used funds generated from operations and from the exercise of employee stock options to fund its operations, to repay a portion of its long-term debt and to acquire capital equipment, products and technology. Corel initiated significant cost reduction measures throughout 1998 that allowed it to record a profit from operations in the fourth quarter of 1998. The efforts undertaken throughout 1998 will facilitate the Company's movement towards an improved liquidity position in 1999.

Days sales outstanding ("DSO") decreased in fiscal 1998 to 58 days at November 30, 1998 from 106 days at November 30, 1997,and 98 days at November 30, 1996.

The decrease in inventories in fiscal 1997 was primarily due to a write-down for obsolescence related to the decision to discontinue CorelDRAW 3, CorelDRAW 4, CorelDRAW 6 and CorelDRAW 7 in the North American market. The increase in 1998 reflects the increased production of the Company's core products that are currently in the market; including CorelDRAW 8 and Corel WordPerfect Suite 8.

The increase in prepaid expenses in 1998 was a result of more prepaid royalties paid as part of agreements to use third party technologies. Prepaid expenses decreased by $15.8 million in fiscal 1997 to $2.6 million at November 30, 1997. This was primarily due to the write-down of deferred development costs in the form of prepaid royalties to third-party developers of Corel CD HOME titles. The multimedia titles were sold to Hoffman + Associates Inc. in the second quarter of fiscal 1997.

Accounts payable and accrued liabilities increased by $10.0 million in fiscal 1998 and decreased by $4.3 million in fiscal 1997. The increase in fiscal 1998 relates to increases in accrued liabilities relating to the restructuring charge as well as accruals for income tax proposals as noted in the Legal and Government Proceedings section above and in Note 14 of the 1998 Consolidated Financial Statements in Exhibit 13.2.

The current portion of Novell Obligations of $11.8 million at November 30, 1998 represents the amounts due in fiscal 1999 arising from long-term royalty and product return obligations pursuant to the acquisition of the WordPerfect family of software programs on March 1, 1996.

The exercise of employee and other stock options provided cash of approximately $0.2 million in fiscal 1998, $6.2 million in fiscal 1997 and $7.3 million in fiscal 1996. This was countered by repurchases of common shares by the Company for cancellation. The repurchases included 394,000 common shares for $1.0 million in 1998 and 1,450,000 common shares for $5.0 million in 1997.

Corel's capital expenditures totalled $10.4 million in fiscal 1998, $23.8 million in fiscal 1997 and $210.1 million in fiscal 1996, including expenditures for acquired software of $4.7 million in fiscal 1998, $12.2 million in fiscal 1997 and $171.1 million in fiscal 1996, of which $153.4 million was for the acquisition of the WordPerfect technology on March 1, 1996, and for computer and office equipment. At November 30, 1998, Corel had no material commitments for capital expenditures.

Corel believes that the existing sources of liquidity and anticipated funds from operations will satisfy Corel's projected working capital, capital expenditure and Novell Obligations repayment requirements for the 1999 fiscal year. Corel anticipates that subsequent to that time, its working capital and capital expenditures will be satisfied by existing sources of liquidity, funds from operations and, if necessary, additional financing signed to sell the Network Computer division and the intention to sell the Video division , it is expected that the above mentioned organizations will not remain competitors of Corel.

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

Pricing

Pricing pressures continually intensify in the PC software applications market and the Company believes that price competition, with its attendant reduced profit margins, may become a more significant factor in the future. Corporate licensing, discount pricing for large volume distributors and retailers, product bundling promotions and competitive upgrade programs are forms of price competition that may become more prevalent. In addition, enterprise wide versions of products are generally priced lower per user than individual copies of the same products. Corel also competes with companies that produce standalone graphics and desktop publishing applications that might serve a specific need of a user or class of users at a price below that of Corel's products.

Technological Change

The markets for Corel's products are characterized by rapidly changing technology, frequent new product introductions and uncertainty due to new and emerging technologies. Corel's future success is highly dependent upon the timely completion and introduction of new or enhanced products incorporating such emerging technologies at competitive price/performance levels. The pace of change has recently accelerated due to the Internet, corporate intranets and the acceptance of new operating systems such as Windows 98 and Linux.

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

Channel Mix

Average revenue per unit is lower from OEM licences than from retail versions, reflecting the relatively low direct costs of operations in the OEM channel. Corel's OEM revenues fell slightly in 1998 from the increases experienced in 1996 and 1997.

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

Dependence on Distributors

The distribution of Corel's products is carried out primarily through distributors, certain of which are material to the competitive position of Corel. The distribution channels through which software products for desktop computers are sold have been characterized by rapid change, including consolidations and financial difficulties of certain distributors and resellers, the emergence of new retailers such as general mass merchandisers and superstores, and the desire of large customers such as retail chains and corporate users to purchase directly from software developers. The loss of, or a significant reduction in sales volume attributable to any of Corel's principal distributors or the insolvency or business failure of any such distributor could have a material adverse effect on Corel's results of operations.

International Operations and Geographic Concentration

Currently, Corel markets its products in more than 60 countries. Corel anticipates that sales outside North America will continue to account for a significant portion of total sales. These sales are subject to certain risks including imposition of government controls, export licence requirements, restrictions on the export of technology, political instability, trade restrictions, changes in tariffs, differences in copyright protection and difficulties in managing accounts receivable. More than 45% of Corel's sales for the past three fiscal years were made in the United States. As a result, adverse developments in the United States markets for Corel's products could have a material adverse effect on Corel's results of operations.

Dependence on Key Personnel

Corel's success depends to a significant extent upon the performance of Corel's executive officers and key technical and marketing personnel. Corel has agreements describing compensation arrangements and containing non-disclosure covenants with all of its key employees. Corel believes that its future success will also depend in large part on its ability to attract and retain highly skilled technical, managerial, and sales and marketing personnel.

Saturation

Product upgrades, which enable users to upgrade from earlier versions of Corel's products or from competitors' products, have lower prices and margins than new products. The sales mix has shifted from full-kit products to upgrade products as the market for Corel's products become saturated. This sales pattern is likely to continue.

Corporate licenses

Average revenue per unit from corporate license programs is lower than average revenue per unit from retail versions. Unit sales under licensing programs may continue to increase.

Research and development investment cycle

Developing and localizing software is expensive and the investment in product development often involves a lengthy payback cycle. The Company plans to continue significant investments in product research and development from which significant revenue is not assured.

YEAR 2000

Many computer and related systems use the last two digits in a year as a reference point and may not properly distinguish between 1900 and 2000 when
"00" is used. If not corrected, these systems may provide incorrect data or may not function (at all).

There are three major risks for the Company from Year 2000 issues. Year 2000 compliance problems with Corel's products could have a material adverse effect on sales and operations. Significant Year 2000 compliance problems with internal systems could seriously affect the Company's ability to carry out its operations. Corel also depends heavily on third parties for raw materials, transportation utilities, and other key services. Interruption of supplier operations due to Year 2000 issues could seriously disrupt the Company's operations. In addition, if Corel's current or future customers do not achieve Year 2000 compliance or if they divert expenditures previously reserved for business software to address their Year 2000 compliance problems, Corel's business, results of operations, or financial condition could be materially adversely affected.

In 1996, Corel initiated a corporate wide program to review, test and prepare Corel's products and internal systems for the Year 2000 with the full support of the Board of Directors.

Corel has established a Year 2000 Product Evaluation Program. For those Corel products currently being sold and for historical Corel products, the Company has provided detailed Year 2000 information on a product by product basis on their website at http://www.corel.com/2000.htm. The status of each product is discussed and updated regularly; including whether a product will be tested, the stage of testing reached on the product and the conclusion on its Year 2000 compliance once testing is complete. The Company expects to complete testing of these products by the end of the third quarter of 1999. All upcoming product releases are being tested for Year 2000 compliance and it is anticipated that all upcoming releases will be Year 2000 compliant. Although Corel's testing process is comprehensive, there can be no assurances that the Company's products do not contain undetected errors or defects associated with year 2000 date functions.

The three phases of the Company's internal systems testing program are inventory, assessment and renovation. The inventory phase includes compiling a list of hardware and software systems and suppliers that are critical to Corel's operations. Assessment includes the evaluation of critical systems for Year 2000 compliance. The renovation phase includes the resolution of all issues identified in the assessment phase. The inventory phase is ongoing as additions to internal systems are made on a regular basis. Corel expects to complete the assessment phase for all critical internal hardware and software systems by the third quarter of 1999. The Company is also in the process of implementing solutions to ensure Year 2000 compliance. It is expected that renovations, if required, will be complete by the third quarter of 1999 for critical systems. Non-critical systems will be tested and solutions implemented over the balance of 1999. In addition, as part of ongoing business operations, the Company strives to ensure that all current investments in new technology are Year 2000 compliant. Due to the nature of Corel's normal business practices, Corel is continually upgrading many of its critical back-end systems with new hardware and software. These practices are intended to help ensure that Corel does not experience any significant disruptions due to Year 2000 issues.

Corel's Year 2000 program also includes a full review of significant third parties' Year 2000 compliance. Corel has been in contact with the majority of these third parties and is currently conducting an in-depth risk analysis. This includes assessing the extent of Year 2000 compliance for third parties as well as reviewing their plans to address any Year 2000 issues through surveys and discussions with company representatives. The Company fully expects to have suitable solutions in place before 2000. There can be no guarantees, however, that these third parties will be fully Year 2000 compliant.

Corel has designed a comprehensive contingency planning process to ensure the continuity of business operations in the event of a disruption caused by Year 2000 issues. The four phases of this plan are I - business process definition, II - business process analysis, III - scenario generation and contingency plan determination and IV -validation and testing. The Company is currently in phase I of the plan; which includes identifying the business processes and the resources and technologies required for each process. Phase II provides quantitative analysis for each process using various criteria such as business impact and likelihood of failure. Both Phase I and II are expected to be complete during the second quarter of 1999. Phase III is expected to be complete in the third quarter of 1999 and Phase IV completion is expected in the fourth quarter of 1999.

Corel expects to incur total costs of approximately $1.7 million from the first quarter of 1999 through the second quarter of 2000 to become Year 2000 compliant. This amount includes the direct costs involved in running the Year 2000 department as well as costs associated with third party testing. These amounts will be funded from operating cash flow and will be expensed as incurred. There have also been substantial efforts expended by both the Engineering and Legal departments in regards to Year 2000 issues and by other departments to a lesser degree. These costs are included in the salaries for those departments. There is no assurance that the Company's financial position may not be materially adversely affected if unanticipated problems occur.

Notwithstanding the efforts made to become Year 2000 compliant, there can be no assurances that this program will ensure that all of Corel's internal systems, products and third party systems will be Year 2000 compliant. Should these systems not be compliant before 2000, there could be material adverse consequences to the Company.

Corporate Governance

The Company's Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of Corel. The Toronto Stock Exchange ("TSE") Committee on Corporate Governance in Canada has issued a series of guidelines for effective corporate governance. The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. To implement these guidelines, the TSE has adopted as a listing requirement the disclosure by each listed corporation of its approach to corporate governance with reference to the guidelines.


TSE Corporate Governance Committee                    Does Corel
Guideline                                              Conform?           Comments
-------------------------------------------------      --------           ---------------------------------------------------
1           Board should explicitly assume
            responsibility for stewardship of the
            corporation, and specifically for:

       a)   adoption of a strategic planning             Yes.            The Board participates in strategic planning;
            process.                                                     however, the nature of the business and its rapid
                                                                         evolution precludes long-term planning. The Board
                                                                         generally participates in, and is fully informed of,
                                                                         strategic initiatives as they develop.

       b)   identification of principal risks, and       Yes.            The Board, in its deliberations, considers the
            implementing risk-managing systems.                          principal risks of the Company's business and
                                                                         receives reports of the Company's assessment and
                                                                         management of those risks.


       c)   succession planning and monitoring       Yes.       The Board has addressed with the CEO the question of
            senior management.                                  succession planning. The Board does participate in the
                                                                appointing of senior management.

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

       e)   integrity of internal control and        Yes.       The Board directly, and through its Audit Committee,
            management information systems.                     assesses the integrity of the Company's internal
                                                                control and management information systems.

2           Majority of directors should be          Yes.       The Board is composed of seven members: six are
            "unrelated" (free from conflicting                  unrelated, one is an officer of the Company and one
            interests).                                         seat on the Board remains vacant.

3           Disclose for each director whether he    Yes.       Apart from Michael Cowpland, all directors are
            or she is related, and how that                     unrelated to the Company or each other. Michael
            conclusion was reached.                             Cowpland is the Founder, the largest individual
                                                                shareholder, Chief Executive Officer and President of
                                                                the Company.

4      a)   Appoint a Committee responsible for      Yes.       The Board of Directors has appointed the Audit
            the appointment/assessment of                       Committee with this mandate.
            directors

       b)   Composed exclusively of non-             Yes.
            management directors, the majority
            of
            whom are unrelated.

5           Implement a process for assessing the    Yes.       The Board of Directors has appointed the Audit
            effectiveness of the Board, its                     Committee with this mandate.
            Committees and individual directors.

6           Provide orientation and education        Yes.       The Company provides appropriate documentation
            programs for new directors.                         and presentations as required for new directors.

7           Consider reducing the size of Board,     Yes.       The Board has considered its size with a view to the
            with a view to improving                            impact of size upon its effectiveness and has
            effectiveness.                                      concluded that the number of directors is in the
                                                                appropriate range for a corporation of the size and
                                                                complexity of the Company. The Board as presently
                                                                constituted brings together a mix of skills,
                                                                backgrounds and attitudes that the Board considers
                                                                appropriate to the stewardship of the Company.

8           Review compensation of directors in      Yes.       The Board, through its Compensation Committee,
            light of risks and responsibilities.                periodically reviews the adequacy and form of
                                                                compensation of directors.

9      a)   Committees should generally be           Yes.       All the members of the Audit and Compensation
            composed of non-management                          Committees are non-management directors.
            directors, and

     b)    Majority of Committee members should          Yes.          All the members of the Audit and Compensation
           be unrelated.                                               Committees are unrelated.

10         Appoint a Committee responsible for           Yes.          The Board, as a whole, has considered corporate
           approach to corporate governance                            governance issues and has appointed the Audit
           issues.                                                     Committee with this mandate.

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

     b)    Board should approve the CEO's                Yes.          The Board annually approves the key results for
           corporate objectives.                                       which the CEO is responsible and reviews key
                                                                       results and objectives quarterly.

12         Establish procedures to enable the            Yes.          The Board has functioned, and is of the opinion
           Board to function independently of                          that it can continue to function independently as
           management.                                                 required.

13   a)    Establish an Audit Committee with a           Yes.          The Audit Committee has a specifically defined
           specifically defined mandate.                               mandate that includes oversight responsibility for
                                                                       management reporting on internal controls and
                                                                       corporate governance.

     b)    All members should be non-management          Yes.          The members are non-management directors.
           directors.

14         Implement a system to enable                  Yes.
           individual directors to engage
           outside advisers, at corporation's
           expense.