Form 10-K405, Exhibit 13
period 1998-11-30
COREL CORP
filed 1999-02-26
CIK 890640

                                  EXHIBIT 13.2

                                                               COREL CORPORATION
--------------------------------------------------------------------------------

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

MANAGEMENT'S REPORT

Management is responsible for the preparation of the Company's consolidated financial statements. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the consolidated financial statements reasonably present the Company's financial condition and results of operations in conformity with generally accepted accounting principles. Management has included in the Company's consolidated financial statements amounts based on estimates and judgements that it believes are reasonable under the circumstances.

The independent auditors of the Company have audited the Company's consolidated financial statements in accordance with generally accepted auditing standards and they provide an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the Company has an Audit Committee which meets with financial management and the independent auditors to review accounting, auditing, internal accounting controls, and financial reporting matters.



Dr. Michael C.J. Cowpland              Michael P. O'Reilly
Chairman, President and CEO            Executive Vice-President Finance, CFO and
                                       Treasurer


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Corel Corporation as at November 30, 1998 and the consolidated statements of operations and retained earnings (deficit) and changes in financial position for the year ended November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1998, and the results of its operations and the changes in its financial position for the year ended November 30, 1998 in accordance with generally accepted accounting principles in Canada.


/s/ KPMG LLP

Chartered Accountants

Ottawa, Canada
January 8, 1999

                          CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------------
                                                                        As at November 30
--------------------------------------------------------------------------------------------------
                                                                       1998           1997
--------------------------------------------------------------------------------------------------
                                                                           (in thousands)
      Assets
      Current assets:
          Cash and short-term investments                           $  24,506      $   30,629
          Accounts receivable
               Trade (note 4 and note 13)                              45,789          50,951
               Other                                                      877           2,310
          Inventory (note 1)                                           17,098          11,412
          Deferred income taxes                                         2,495           2,353
          Prepaid expenses                                              4,618           2,591
--------------------------------------------------------------------------------------------------
      Total current assets                                             95,383         100,246

      Capital assets (note 2)                                          44,776          63,497

--------------------------------------------------------------------------------------------------
      Total assets                                                  $ 140,159      $  163,743
==================================================================================================

      Liabilities and shareholders' equity
      Current liabilities:
          Accounts payable and accrued liabilities (note 3)         $  58,209      $   48,063
          Current portion of Novell obligations (note 4)               11,800          13,500
          Income taxes payable                                          7,549           4,203
          Deferred revenue                                             17,933          14,124
--------------------------------------------------------------------------------------------------
      Total current liabilities                                        95,491          79,890

      Novell obligations (note 4)                                      16,085          24,044

      Shareholders' equity
          Share capital (note 5)                                      203,088         204,235
          Contributed surplus                                           1,099             730
          Deficit                                                    (175,604)       (145,156)
--------------------------------------------------------------------------------------------------
      Total shareholders' equity                                       28,583          59,809
--------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                    $ 140,159      $  163,743
==================================================================================================

      Commitments (note 10)

      Contingencies (note 14)

      On behalf of the Board


      Dr. Michael C.J. Cowpland         The Honourable William G. Davis, P.C.,
                                        C.C., Q.C.
      Director                          Director

         (See accompanying Notes to Consolidated Financial Statements)

     CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

------------------------------------------------------------------------------------------------------------------------
                                                                                    Year ended November 30
------------------------------------------------------------------------------------------------------------------------
                                                                            1998              1997               1996
------------------------------------------------------------------------------------------------------------------------
                                                                             (in thousands, except per share data)
       Sales                                                        $      246,827     $     260,581        $   334,245
       Cost of sales (note 6)                                               51,561            84,136            101,094
------------------------------------------------------------------------------------------------------------------------
          Gross profit                                                     195,266           176,445            233,151

       Expenses:
          Advertising                                                       41,826            79,561             92,682
          Selling, general and administrative                               77,736            84,480             71,019
          Gain on sale of CD Creator technology                                  -                 -            (10,426)
          Research and development                                          71,935            89,499             65,927
          Depreciation and amortization                                     12,368            26,275             19,081
          Write-down of purchased software and royalties                         -           117,512                  -
          Restructuring charge (note 7)                                     15,880                 -                  -
          Loss (gain) on foreign exchange                                      911               764               (141)
------------------------------------------------------------------------------------------------------------------------
                                                                           220,656           398,091            238,142
------------------------------------------------------------------------------------------------------------------------

       Loss from operations                                                (25,390)         (221,646)            (4,991)
       Interest expense (income)                                             1,112             1,154             (1,391)
------------------------------------------------------------------------------------------------------------------------
       Loss before income taxes                                            (26,502)         (222,800)            (3,600)
       Income taxes (recoverable) (note 8):
          Current                                                            4,088             7,421              5,455
          Deferred                                                            (142)            1,457             (6,305)
------------------------------------------------------------------------------------------------------------------------
                                                                             3,946             8,878               (850)
------------------------------------------------------------------------------------------------------------------------
       Net loss                                                            (30,448)         (231,678)            (2,750)
       Retained earnings (deficit) beginning of year                      (145,156)           86,955             89,705
       Premium on shares repurchased for cancellation                            -              (433)                 -
------------------------------------------------------------------------------------------------------------------------
       Retained earnings (deficit) end of year                      $     (175,604)    $    (145,156)       $    86,955
------------------------------------------------------------------------------------------------------------------------

       Basic and fully diluted loss per share (note 5):             $        (0.51)    $       (3.84)       $     (0.05)

       Weighted average number of                                           59,433            60,297             57,289
           Common shares outstanding (000s):


         (See accompanying Notes to Consolidated Financial Statements)

           CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

----------------------------------------------------------------------------------------------------------------------------
                                                                                           Year ended November 30
----------------------------------------------------------------------------------------------------------------------------
                                                                                    1998             1997            1996
----------------------------------------------------------------------------------------------------------------------------
                                                                                               (in thousands)
       Cash provided by (used for):

       Operations:
          Net loss                                                             $ (30,448)      $ (231,678)      $  (2,750)
          Items which do not involve cash:
               Depreciation and amortization                                      25,689           52,282          56,553
               Deferred income taxes                                                (142)           1,457          (6,305)
               Write-down of royalties                                                 -           10,181               -
               Write-down of purchased software                                        -          107,331               -
               Write-down of assets included in restructuring charge               3,086                -               -
          Decrease (increase) in accounts receivable                               6,595           83,418         (74,560)
          Decrease (increase) in inventory                                        (5,686)          18,978         (14,166)
          Decrease (increase) in prepaid expenses                                 (2,027)           5,616          (9,507)
          Increase (decrease) in accounts payable and accrued liabilities         10,146           (4,330)         29,400
          Increase in income taxes payable / recoverable                           3,346            4,215           3,294
          Increase in deferred revenue                                             3,809            7,629           6,495
----------------------------------------------------------------------------------------------------------------------------
                                                                                  14,368           55,099         (11,546)
----------------------------------------------------------------------------------------------------------------------------

       Financing:
          Issue of share capital                                                     209            6,206          97,152
          Shares repurchased for cancellation                                       (987)          (4,979)              -
          Increase in Novell obligations                                               -                -          55,000
          Reduction of Novell obligations                                         (9,659)         (11,786)         (5,670)
----------------------------------------------------------------------------------------------------------------------------
                                                                                 (10,437)         (10,559)        146,482
----------------------------------------------------------------------------------------------------------------------------

       Investments:
          Purchase of capital assets                                             (10,359)         (23,829)       (210,108)
          Proceeds on disposal of assets                                             305            2,994             280
----------------------------------------------------------------------------------------------------------------------------
                                                                                 (10,054)         (20,835)       (209,828)
----------------------------------------------------------------------------------------------------------------------------

       Net increase (decrease) in cash                                            (6,123)          23,705         (74,892)

       Cash at beginning of year                                                  30,629            6,924          81,816
----------------------------------------------------------------------------------------------------------------------------
       Cash at end of year                                                     $  24,506       $   30,629       $   6,924
----------------------------------------------------------------------------------------------------------------------------

       Cash is defined as cash and short-term investments

         (See accompanying Notes to Consolidated Financial Statements)

                                                              COREL CORPORATION
 ------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles are also generally accepted in the United States in all material respects except as disclosed in Note 12.

(a)  BASIS OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Corel Corporation Limited, Corel Computer Corp., Corel International Corporation, Corel Inc. and Corel Corporation (U.S.A.). All material intercompany transactions and balances have been eliminated.

(b)  ESTIMATES AND ASSUMPTIONS
     Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Examples include the provisions for returns and bad debts, the length of product cycles and capital asset lives. Actual results may differ from these estimates.

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

(d)  RESEARCH AND DEVELOPMENT COSTS
     Research costs are expensed as incurred. Development costs related to software products developed for sale are expensed as incurred unless they meet the criteria for deferral under generally accepted accounting principles. Acquired software is capitalized and amortized over its expected useful life, generally three to five years.

(e)  INVENTORY
     Inventory of product components is valued at the lower of average cost and replacement cost, and finished goods are valued at the lower of average cost and net realizable value.

(f)  CAPITAL ASSETS
     Capital assets are recorded at cost. Amortization of licences commences with the market release of each new software product and version. Depreciation and amortization are calculated using the following rates and bases:

         Furniture and equipment                                      20 - 33.3% declining balance

         Computer equipment and software                              50% straight line

         Research and development equipment                           20 - 50% declining balance

         Licences and purchased software, deferred royalties,         20 - 33.3% straight line or the life of the
         clipart libraries and Photo CD libraries                     licence

         Leasehold improvements                                       Straight line over the term of the lease

     The Company regularly reviews the carrying value of its capital assets. If the carrying value of its capital assets exceeds the amount recoverable, a write-down is charged to the consolidated statement of operations.

(g)  SHORT-TERM INVESTMENTS
     Short-term investments are stated at the lower of cost and market value.

(h)  INCOME TAXES
     The Company follows the tax allocation basis using the deferral method in accounting for income taxes. Deferred income taxes are recorded for timing differences in reporting income and expenses for financial statement and tax purposes.

(i)  FOREIGN CURRENCY TRANSLATION
     Monetary assets and liabilities denominated in foreign currencies are translated at the closing year-end rates of exchange. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets were acquired or obligations incurred. All other income and expense items have been translated at the average rates prevailing during the respective years. The resulting gains or losses resulting from the translation of these amounts have been reflected in earnings.

(j)  INVESTMENT TAX CREDITS
     Investments tax credits ("ITCs"), which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured, and are applied to reduce research and development expense in the year.

1.   INVENTORY

--------------------------------------------------------------------------------
                                                       As at November 30
--------------------------------------------------------------------------------
                                                     1998             1997
--------------------------------------------------------------------------------
                                                        (in thousands)

     Product components                              $12,799           $ 7,974
     Finished goods                                    4,299             3,438
--------------------------------------------------------------------------------
                                                     $17,098           $11,412
--------------------------------------------------------------------------------

2.   CAPITAL ASSETS

---------------------------------------------------------------------------------------------------------------------------
                                                                                                              November 30
                                                              As at November 30, 1998                                1997
                                                ---------------------------------------------------------------------------
                                                                    Accumulated
                                                                   Depreciation
                                                                        and
                                                    Cost           Amortization            Net               Net
---------------------------------------------------------------------------------------------------------------------------
                                                                  (in thousands)

     Furniture and equipment                    $ 13,898            $  8,221           $ 5,677             $ 8,307
     Computer equipment and software              64,154              60,656             3,498               9,423
     Research and development equipment           12,611               6,681             5,930               7,398
     Leasehold improvements                        3,304               2,299             1,005               1,674
     Licenses and purchased software,
     deferred royalties, clipart libraries and
     Photo CD libraries                           99,191              70,525            28,666              36,695
---------------------------------------------------------------------------------------------------------------------------
                                                $193,158            $148,382           $44,776             $63,497
---------------------------------------------------------------------------------------------------------------------------

     At November 30, 1997 the cost amounted to $186,521,000 and accumulated depreciation and amortization amounted to $123,024,000. The carrying amount of licences not being amortized at November 30, 1998 and 1997 amounted to $201,000 and $2,425,000 respectively.

     3.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

--------------------------------------------------------------------------------
                                                         As at November 30
--------------------------------------------------------------------------------
                                                       1998             1997
--------------------------------------------------------------------------------
                                                           (in thousands)
     Trade accounts payable                         $23,845          $28,297
     Accrued payroll                                  4,793            5,190
     Accrued liabilities                             29,571           14,576
--------------------------------------------------------------------------------
                                                    $58,209          $48,063
--------------------------------------------------------------------------------

     4.   NOVELL OBLIGATIONS

     The Novell obligations are comprised of royalty and product return obligations pursuant to the March 1, 1996 acquisition of the WordPerfect family of software programs and related technologies from Novell, Inc.

 -------------------------------------------------------------------------------
                                                           As at November 30
--------------------------------------------------------------------------------
                                                         1998             1997
--------------------------------------------------------------------------------
                                                            (in thousands)
     Royalty obligation                              $15,563           $19,182
     Product return obligation                        12,322            18,362
--------------------------------------------------------------------------------
                                                      27,885            37,544

     Less: current portion of Novell obligations      11,800            13,500
--------------------------------------------------------------------------------
     Novell obligations                              $16,085           $24,044
--------------------------------------------------------------------------------

     Under the royalty obligation, the Company was obligated, at the date of acquisition, to pay royalties at a rate of 2% of its net revenues to Novell, Inc. to a maximum of a then present value of $30,000,000 of such payments imputing a 10% discount rate. The Company is currently amortizing the balance of this commitment and the related deferred royalties in accordance with the forecasted present value royalty payments as follows (in thousands):

               1999                               $ 4,800
               2000                                 4,800
               2001                                 4,800
               2002                                 1,163
              --------------------------------------------
                                                  $15,563
              --------------------------------------------

     Under the product return obligation, the Company was obligated, at the date of acquisition, to reimburse Novell, Inc. to a maximum of $25,000,000 for amounts representing estimated returns of Novell WordPerfect products in the distribution channel at that date. Payments are due in quarterly instalments over four years commencing January 1, 1997, with an interest charge of 1% over the US prime rate. Certain accounts receivable have been pledged as collateral for this obligation. The payments required under this obligation in the next two years are as follows (in thousands):

                        1999                 $   7,000
                        2000                     5,322
                       ------------------------------------
                                             $  12,322
                       ------------------------------------

     Interest paid on this obligation was $1,230,000, $1,781,000 and $595,000 in 1998, 1997 and 1996, respectively.

5. SHARE CAPITAL

----------------------------------------------------------------------------------------------------------------------------
                                                                                               As at November 30
----------------------------------------------------------------------------------------------------------------------------
                                                                                   1998              1997            1996
----------------------------------------------------------------------------------------------------------------------------
(a)   AUTHORIZED AND ISSUED SHARE CAPITAL
      Authorized
          Unlimited preferred shares, issuable in series, no par value
          Unlimited common shares, no par value
      Issued
          Number of common shares (000s)                                         59,478            59,740          60,041
          Stated capital (in thousands)                                      $  203,088       $   204,235     $   202,953

(b)   COMMON SHARES ISSUED DURING THE YEAR
      Stock option plan
          Number of shares (000s)                                                   132             1,149             791
          Cash consideration (in thousands)                                  $      209       $     6,206     $     7,252
      Technology acquisition
          Number of shares (000s)                                                     -                 -           9,950
          Consideration (in thousands)                                       $        -       $         -     $    89,900

(c)   COMMON SHARES PURCHASED AND CANCELLED DURING THE YEAR
      Number of shares (000s)                                                      394             1,450               -
      Cash outlay (in thousands)                                             $     (987)      $    (4,979)    $         -
      Premium on share repurchase (in thousands)                             $        -       $       433     $         -

      Discount on share repurchase credited to contributed surplus
            (in thousands)                                                   $     (369)      $      (378)    $         -

                                                                        (Cont'd)

(d)  LOSS PER COMMON SHARE
     The calculations of the loss per common share are based on the weighted daily average number of shares outstanding during the year. The calculation of fully diluted earnings per common share assumes that all outstanding options have been exercised at the later of the beginning of the fiscal period or the option issuance date. As the impact of the exercise of these options is anti-dilutive, they have not been included in the calculation of fully diluted earnings per share .

(e)  STOCK OPTION PLAN
     The Company's stock option plan is administered by the Compensation Committee which is a subcommittee of the Board of Directors. The Compensation Committee will designate eligible participants to be included under the plan and will designate the number of options and share price pursuant to the new options, subject to applicable securities laws and stock exchange regulations. The options vest when granted. Information with respect to stock option activity for 1996, 1997 and 1998 is as follows:

                                                                           Price per share (CDN$)
                                                                -------------------------------------------
                                         Number of Shares              Range            Weighted Average
-----------------------------------------------------------------------------------------------------------
     Outstanding at November 30, 1995           7,564,284      $14.67    -  $ 25.25         $17.52
     Granted                                    5,957,000        9.50    -    15.00          11.55
     Exercised                                   (791,720)       4.67    -    19.67          12.24
     Cancelled                                   (371,187)      13.50    -    22.38          17.00
-----------------------------------------------------------------------------------------------------------

     Outstanding at November 30, 1996          12,358,377        4.67   -     25.25          14.99
     Granted                                    5,976,414        4.00   -      8.60           7.67
     Exercised                                 (1,149,087)       4.67   -      9.50           7.75
     Cancelled                                (11,028,185)       4.67   -     25.25          15.03
-----------------------------------------------------------------------------------------------------------

     Outstanding at November 30, 1997           6,157,519        4.00   -     22.38           9.17
     Granted                                    3,422,000        2.10   -      4.10           3.03
     Exercised                                   (131,600)       3.00   -      3.00           3.00
     Cancelled                                 (1,167,460)       7.70   -     19.67          11.87
-----------------------------------------------------------------------------------------------------------
     Outstanding at November 30, 1998           8,280,459      $ 2.10   -   $ 22.38         $ 8.65
===========================================================================================================

     For various price ranges (in CDN$), weighted average characteristics of outstanding stock options at November 30, 1998 were as follows:

                                                                           Outstanding options
                                                           ------------------------------------------------
                  Range of exercise price        Shares     Remaining life (years)      Weighted Average
-----------------------------------------------------------------------------------------------------------
                 $   2.10  - $   4.00         3,315,400           3.6                     $ 3.04
                     4.01  -     7.50         1,222,302           1.9                       5.95
                     7.51  -    13.00         3,207,407           1.4                       7.94
                    13.01  -    18.00           229,950           1.3                      13.50
                    18.01  -    22.38           305,400           0.7                      20.93

     The outstanding options expire between April 11, 1999 and September 24,
     2002.


                                                                        (CONT'D)

(f)  STOCK OPTION REPRICING
     On April 18, 1997, the shareholders adopted a resolution by the Board of Directors to reprice outstanding options at prices greater than $7.70, to $7.70. The resolution permitted option holders who qualified for grants under the plan to exchange existing options for options with a current market exercise price. The basis of the exchange was to reduce the number of existing options received in proportion to the change in exercise price.

6.   COST OF SALES

--------------------------------------------------------------------------------
                                                   Year ended November 30
--------------------------------------------------------------------------------
                                          1998          1997            1996
--------------------------------------------------------------------------------
                                                   (in thousands)
     Cost of goods sold                  $27,119       $44,906        $ 42,852
     License amortization                 13,321        26,007          37,472
     Royalties                            11,121        13,223          20,770
--------------------------------------------------------------------------------
                                         $51,561       $84,136        $101,094
================================================================================

7.   RESTRUCTURING CHARGE

     The Company proceeded with the implementation of a consolidation plan in the third fiscal quarter. Under this plan, research and development activity in the Company's Orem, Utah engineering center was transferred to engineering facilities in Ottawa, Ontario.

     On September 11, 1998, approximately 460 employees were terminated at the Orem, Utah facility. The balance of the workforce at that location will remain with the Company until February 1, 1999 and will assist with the transfer of the source code and technical services to the Ottawa facility. As at November 30, 1998, the restructuring accrual included in accounts payable and accrued liabilities is comprised of the following amounts:


--------------------------------------------------------------------------------------------
                                   Asset write-    Severance       Facilities
                                         downs        costs     closure costs        Total
--------------------------------------------------------------------------------------------
                                                           (in thousands)
     Restructuring charge               $ 3,086     $10,104           $ 2,690      $15,880
     Payments                                 -      (6,395)           (1,344)      (7,739)
     Reallocation                             -      (1,842)            1,842            -
     Non-cash asset write-downs          (3,086)          -                 -       (3,086)
--------------------------------------------------------------------------------------------
     Restructuring accrual              $     -     $ 1,867           $ 3,188      $ 5,055
============================================================================================

8.   INCOME TAXES

     Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to income before income taxes, as shown in the following table:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   Year ended November 30
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  1998       1997      1996
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 (in thousands)
     Basic rate applied to income before income taxes                                         $(11,825)  $(99,414)  $(1,606)
     Increase (decrease) in taxes resulting from:
          Provincial research and development deduction                                           (831)      (677)     (823)
          Amortization of software licenses not tax deductible                                     107        507       540
          Amortization of share issue costs                                                          -          -      (197)
          Losses recognized for accounting purposes but not for income tax purposes              8,853     23,152         -
          Write-down of items not deductible for income tax purposes                                 -      1,086         -
          Foreign tax and exchange rate differences                                              7,513     84,222       400
          Other items                                                                              129          2       836
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                $3,946   $  8,878   $  (850)
=============================================================================================================================

     The accumulated accounting losses include loss carryforwards for income tax purposes of $117,100,000 which begin to expire after the 2003 fiscal year. Of these loss carryforwards for income tax purposes, $105,800,000 originate from the operations in Ireland and have a statutory rate of 10%. The remaining losses of $11,300,000 are attributed to the operations in Canada and have a statutory rate of 44.62%. The tax benefit related to these losses has not been recorded in the Consolidated Financial Statements.

                                                               COREL CORPORATION
--------------------------------------------------------------------------------

9.   SEGMENTED INFORMATION

     In the opinion of management, the Company operates in the software industry. The Company sells its products worldwide from three geographic regions.

                                     As at and for the year ended November 30
-----------------------------------------------------------------------------------
                                       1998            1997             1996
-----------------------------------------------------------------------------------
                                                   (in thousands)
     Sales
         U.S.A.                         $ 103,253       $ 182,523         $ 235,818
         Canada                            31,274          40,105            57,334
         Ireland                          184,112         242,334           309,456

     Segment transfers
         Canada                           (10,960)        (17,706)          (23,134)
         Ireland                          (60,852)       (186,675)         (245,229)
-----------------------------------------------------------------------------------
     Net sales                          $ 246,827       $ 260,581         $ 334,245
-----------------------------------------------------------------------------------
     Net income (loss)
         U.S.A.                          $  2,063       $   3,073         $   1,853
         Canada                           (20,348)        (37,273)           (4,869)
         Ireland                          (12,163)       (197,478)              266
-----------------------------------------------------------------------------------
     Net loss                           $ (30,448)     $ (231,678)         $ (2,750)
-----------------------------------------------------------------------------------
     Identifiable assets
         U.S.A.                          $ 30,501       $  40,278         $ 110,397
         Canada                            43,863          55,456            75,622
         Ireland                           65,795          68,009           212,459
-----------------------------------------------------------------------------------
     Identifiable assets                $ 140,159       $ 163,743         $ 398,478
-----------------------------------------------------------------------------------

     A summary of sales by region and by major customer from consolidated operations is as follows:

-----------------------------------------------------------------------------------
                                               Year ended November 30
-----------------------------------------------------------------------------------
                                         1998            1997             1996
-----------------------------------------------------------------------------------
                                      (in thousands)
     By region
         U.S.A.                         $ 137,938       $ 129,110         $ 214,481
         Europe                            73,089          84,732            75,513
         Canada                            14,942          18,340            19,516
         Other                             20,858          28,399            24,735
-----------------------------------------------------------------------------------
                                        $ 246,827       $ 260,581         $ 334,245
-----------------------------------------------------------------------------------
     By major customer
         Ingram Micro Inc.              $  57,994       $  63,119         $ 109,562

10.  COMMITMENTS

     The Company rents office premises, sponsors various sporting events and venues, and is obligated to pay minimum product royalties under long-term agreements. Rent expense (in thousands) pursuant to lease obligations aggregated $7,155, $7,006 and $6,746 during the years ended November 30, 1998, 1997 and 1996, respectively. At November 30, 1998, the minimum commitments under long-term agreements (in thousands), are as follows:

                    1999                          $   7,312
                    2000                              5,337
                    2001                              5,323
                    2002                              4,462
                    2003                                928
                    2004 and thereafter              50,201
                                                  ---------
                                                  $  73,563
                                                  ---------

11.  FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

     The carrying values of financial assets and liabilities approximate their fair value unless otherwise noted.

     The fair value of the Company's Novell royalty obligation cannot be estimated as the Company cannot reliably estimate the prevailing interest rate for a financial instrument having substantially the same terms and characteristics.

12.  SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

     The Company's financial statements are prepared on the basis of Canadian GAAP, which differs in some respects from US GAAP. Significant effects of differences between Canadian GAAP and US GAAP are set forth below:

(a)  REVENUE RECOGNITION
     During the year ended November 30, 1998, the Company adopted the Statement of Position ("SOP") 97-2 "Software Revenue Recognition" and SOP 98-4 "Deferral of the Effective Date of a Provision of SOP 97-2" which provide guidance on applying US generally accepted accounting principles in recognizing revenue from software transactions. SOP 97-2 conforms with Canadian generally accepted accounting principles and the adoption of it did not have a material impact on the Company's results for the year ended November 30, 1998. In December 1998, SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions" was released. The Company will adopt SOP 98-9 for its fiscal year ending November 30, 1999, and does not expect any material impact on its revenue recognition policies.

(b)  CALCULATION OF EARNINGS PER SHARE
     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" during the year ended November 30, 1998, and restated earnings per share for all prior periods presented as required by such Statement. Basic and diluted earnings per share (US GAAP) are the same as basic and fully diluted earnings per share (Canadian GAAP) for all periods presented.

(c)  ACCOUNTING FOR STOCK-BASED COMPENSATION
     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock option plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan. Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant date for awards under the plan, consistent with the methodology prescribed under the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net loss would have changed to the pro forma amounts indicated below:

     --------------------------------------------------------------------------------
                                                        Year ended November 30
     --------------------------------------------------------------------------------
                                                      1998         1997        1996
     --------------------------------------------------------------------------------
                                                 (in thousands except per share data)
     Net loss as reported                        $  30,448    $ 231,678    $  2,750
     Estimated stock-based compensation costs        1,849        4,538      14,290
     --------------------------------------------------------------------------------
     Pro forma net loss                          $  32,297    $ 236,216    $ 17,040
     --------------------------------------------------------------------------------
     Pro forma loss per share                    $    0.54    $    3.92    $   0.30
     --------------------------------------------------------------------------------

     The fair values of all options granted during 1998, 1997 and 1996 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

     --------------------------------------------------------------------------------
                                                       1998        1997        1996
     --------------------------------------------------------------------------------
     Expected option life (years)                       2.0        1.25         2.0
     Volatility                                          45          45          45
     Risk free interest rate                           4.33%       4.97%       5.47%
     Dividend yield                                     nil         nil         nil
     --------------------------------------------------------------------------------

     The fair values, at the date of grant, for stock options granted during 1998, 1997 and 1996 were $0.54, $0.76 and $2.51 per option, respectively.

     The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

                                                                        (Cont'd)

(d)  DEFERRED INCOME TAXES
     The Company follows the deferral method of accounting for income taxes. Under US GAAP, the asset and liability method is used. In the case of the Company the application of the asset and liability method does not result in a significant difference in the amount of the deferred tax asset. US GAAP also requires the disclosure of the tax effect of temporary differences that give rise to deferred tax assets and liabilities. This information is provided in the following table .

-------------------------------------------------------------------------------
                                                              1998       1997
-------------------------------------------------------------------------------
                                                               (in thousands)
     Operating loss carryforwards                           $ 15,437   $  4,855
     Depreciation                                             10,246     14,750
     Reserves                                                  5,473      3,292
     Royalties not yet deducted for tax purposes               1,556          -
-------------------------------------------------------------------------------
                                                              32,712     22,897
     Valuation allowance                                     (30,217)   (20,544)
-------------------------------------------------------------------------------
     Net current deferred tax assets                        $  2,495   $  2,353
===============================================================================

     The net current deferred tax assets relate to the operations in the United States. These assets relate to temporary differences which the Company believes will reverse in the near future.

(e)  CONSOLIDATED STATEMENTS OF CASH FLOWS
     The Company defines cash for purposes of the consolidated statements of changes in financial position as cash and short-term investments. As at November 30, 1998, cash included short-term investments of $2,100,000
     (1997 -$5,600,000) which, under US GAAP, would not qualify as cash equivalents. As a result, cash from operating activities under US GAAP would increase by $1,900,000 and cash from investing activities under US GAAP would increase by $1,600,000 in 1998. In addition, cash at the end of 1997 and cash provided by operations during 1997 would have been reduced by $5,600,000.

(f)  NEW PRONOUNCEMENTS
     In 1997, SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information" were issued and are effective for fiscal years commencing after December 15, 1997. The Company is required to adopt the provisions of SFAS 130 and 131 in fiscal 1999 and expects the adoption will not impact results of operations or financial position, but may require additional disclosures.

13.  SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

     Included in trade accounts receivable are the following reserves and related activity:

-------------------------------------------------------------------------------------------------------------
                                                              Opening                               Ending
     Period Ended                   Description               Balance    Additions    Deductions    Balance
-------------------------------------------------------------------------------------------------------------
                                                                               (in thousands)
     November 30, 1998    Promotional rebates                 $11,396      $25,959       $31,158    $ 6,197
                          Sales reserve                        54,413       58,367        90,898     21,882
                          Allowance for doubtful accounts       5,466        1,704           366      6,804

     November 30, 1997    Promotional rebates                  14,750       42,775        46,129     11,396
                          Sales reserve                        30,000       85,829        61,416     54,413
                          Allowance for doubtful accounts       3,831        1,743           108      5,466

     November 30, 1996    Promotional rebates                   2,970       39,148        27,368     14,750
                          Sales reserve                         9,871       28,392         8,263     30,000
                          Allowance for doubtful accounts       6,136        2,283         4,588      3,831
=============================================================================================================

14.  CONTINGENCIES

     Revenue Canada has identified and advised the Company of proposed income tax adjustments for fiscal years ended November 30, 1992 to 1995. In the opinion of management, the proposed adjustments are substantially in excess of amounts which may become payable on assessment. The Company has recorded a provision of $2,468,000, inclusive of interest and penalties, for certain adjustments. It is not possible to accurately estimate the amount, if any, of additional income taxes that may result from the remaining adjustments identified and accordingly, no provision has been made at this time.

     On or about March 5, 1998, the Company was served with a class action lawsuit filed against it by named Plaintiff Great Neck Capital Appreciation Investment Partnership in the United States District Court for the Eastern District of New York. On November 9, 1998, the Company filed a Motion to Dismiss the Consolidated Complaint in its entirety. On December 30, 1998, Plaintiffs filed a related Motion to strike certain documents referred to in the Company's Motion to Dismiss. Both motions will be fully briefed by February 12, 1999. The Plaintiffs have not yet brought their Motion to certify the class and the filing.

     On or about October 2, 1998, the Company became aware that a class action lawsuit had been filed against it by plaintiff Karla A. Lyon in the Superior Court of California, County of San Diego. The complaint also names as co-defendants Corel Corporation (USA), Corel, Inc., Fry's Electronics, and David Bicknell, a manager of one of Fry's Electronics' stores. The complaint was filed on behalf of all persons whose photograph or likeness was, without that person's consent, knowingly used by any of the defendants within the State of California.

     The Company intends to aggressively defend these two aforementioned class action litigations. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of these litigations. Investigating and defending the class actions may require expenditure of material amounts of funds and may require a significant amount of management's time and resources. An unfavorable outcome in either litigation could have a material adverse effect on the Company's business, financial condition and results of operations. Announcement of material developments in these litigations prior to their resolution could adversely affect the market price of Corel's common shares.

     The Company is a party to a number of additional claims arising in the ordinary course of business relating to intellectual property and other matters. The Company believes that the ultimate resolution of these claims will not have a material adverse effect on its business, financial position or results of operations.

15.  YEAR 2000

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

16.  ACQUISITION OF ASSETS

     On March 1, 1996, the Company acquired the WordPerfect family of software programs and related technologies from Novell, Inc. The consolidated statements of operations and retained earnings (deficit) includes results of operations associated with the WordPerfect family of products from the date of acquisition.

     The purchase price was allocated amongst the following assets:

--------------------------------------------------------------------------------
                                                                        Amount
--------------------------------------------------------------------------------
                                                                 (in thousands)
     Furniture and equipment                                          $  2,703
     Computer equipment                                                  1,538
     Software licences and purchased software                          153,409
--------------------------------------------------------------------------------
                                                                      $157,650
================================================================================

     Consideration given, at fair market value, follows:

--------------------------------------------------------------------------------
                                                                        Amount
--------------------------------------------------------------------------------
                                                                 (in thousands)
     Cash                                                             $ 12,750
     9,500,000 shares of common stock                                   89,900
     Novell obligations                                                 55,000
--------------------------------------------------------------------------------
                                                                      $157,650
================================================================================

17.  COMPARATIVE FIGURES

     The comparative balance sheet as at November 30, 1997 and the consolidated statements of operations and retained earnings (deficit) and statements of changes in financial position for the years ended November 30, 1997 and 1996 were audited by another auditing firm.