Form 10-K405, Exhibit 13
period 1999-11-30
COREL CORP
filed 2000-02-28
CIK 890640

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

Overview

For the purposes of this discussion, unless the context otherwise requires, "Corel" refers to the consolidated operations of Corel Corporation and its wholly owned subsidiaries, Corel Corporation Limited, Corel International Corp., Corel, Inc., and Corel Corporation (U.S.A.), while "the Company" refers to the parent, Corel Corporation.

Corel develops, manufactures, licenses, sells, and supports a wide range of software products, including graphics, business productivity and consumer product applications and for the Windows, MacIntosh and the Unix environment. Corel also develops, manufactures, licenses, sells and supports a desktop operating system for Linux. The Company is currently developing applications in the graphics and business productivity markets for this operating system.

On December 31, 1998, the Company transferred its Java(TM)-based jBridge(TM) solution, in exchange for an equity interest in GraphOn Corporation of Campbell, California. The assets transferred had a nominal value in the Company's financial statements.

On February 17, 1999, the Company transferred all of the assets of Corel Computer supporting the Netwinder family of Linux-based thin client/thin server computers and $1.6 million cash in exchange for a 25% equity stake in Rebel.com Inc.

On April 17, 1999 Corel acquired certain assets of GraphicCorp, a leading supplier of clipart images, photographs and web images. The assets were acquired at an aggregate cost of $10.3 million, of which $6.3 million was acquired by issuing 1 million common shares from treasury, and the remaining $4 million was paid in cash.

On November 1, 1999 the Company entered in to an agreement to transfer substantially all of its assets related to the CorelVIDEO(TM) product line to Simply.com Inc.

These activities have and will continue to allow the Company to reduce operating costs while still developing and marketing award winning software.

Sales

Sales are recognized when products are shipped to customers, primarily distributors; and are net of discounts and allowances for returns. Sales to distributors are subject to agreements allowing limited rights of return and price protection. Corel provides reserves for estimated future returns and exchanges on a quarterly basis and for price protection in the quarter when price reductions are announced. The setting of reserves is inherently risky due to the factors discussed below in "Factors That May Affect Future Results". During the year ended November 30, 1998, the Company adopted the Statement of Position ("SOP") 97-2 "Software Revenue Recognition," which provides guidance on applying U.S. generally accepted accounting principles in recognizing revenue from software transactions. The adoption conforms with Canadian generally accepted accounting principles.

In certain instances, Corel's corporate licensing program provides for the licence of the software and for free updates and upgrades to the software, otherwise known as Maintenance, as well as free technical support over the life of the contract (generally not exceeding two years). Given this strategy, rateable revenue recognition is required for that portion of the corporate licensing fees attributable to maintenance and technical support. The increase in deferred revenue in 1999 is consistent with the increase in corporate licence sales.

Product groups

                                                   Year ended November 30
                                         -----------------------------------
                                           1999         1998          1997
                                         --------     --------      --------
                                                    (in thousands)
Graphics                                 $ 82,592     $106,228      $ 91,102

Business productivity                     132,948      111,990       140,950

Consumer products                          24,000       27,613        27,547

Linux operating system                      3,206            -             -

Video and network computer                    305          996           982
                                         --------     --------      --------
Total sales                              $243,051     $246,827      $260,581
                                         ========     ========      ========

Graphics software revenues decreased in 1999 due to the timing of the release of the latest version of CorelDRAW. Version 9 was released in May 1999; therefore, the Company only had approximately half of the year to sell the new version. In 1998, CorelDRAW 8 was available throughout the entire year.

Graphics software revenues increased in 1998 due to the concentration of the Company's marketing and sales efforts, which resulted in large increases in the units sold of the current version of CorelDRAW, and contributed to the large unit sales for the new CorelDraw 8 for Power Macintosh and Corel PHOTOPAINT 8 releases.

Sales for business productivity applications increased in 1999 due to the release of WordPerfect Office 2000 in May 1999. A 24-month period existed between the release of Corel WordPerfect Suite 8, in May 1997, and WordPerfect Office 2000. This product development cycle allowed the Company to effectively execute sales and marketing plans for this launch. The business productivity revenues increased in 1999 while sales of the Company's graphics products decreased in 1999, even though both product lines experienced major releases. Business productivity products were adversely impacted in the first quarter of fiscal 1998 due to a change in pricing policy. The Company increased the price of WordPerfect Office 2000 with the launch in 1999. The graphics products were adversely impacted in the first quarter of fiscal 1999 as users waited for the release of CorelDRAW 9 in the second quarter of this year.

Unit sales for business productivity applications increased in 1998 and were aided through price cuts to all upgrade versions of the Company's business productivity applications. However, the increase in the units sold did not outweigh the effect of the price cuts and therefore, overall productivity software applications revenue in 1998 dropped from 1997.

Consumer product applications include such items as the Corel GALLERY, Corel Graphics Pack, Corel Print House and Corel Studio lines that were designed primarily for the retail channel. Sales of consumer product applications have experienced little change from 1997 through 1999.

Linux operating systems sales represent new revenue for Corel. Corel is currently developing graphics and business productivity applications to complement the Linux operating system.

Video and Network Computer products include CorelVIDEO video communication software, CorelCAM colour cameras and other video communication hardware; in addition to the NetWinder line of network computers. Revenues remained relatively consistent through 1998. The sale of the NetWinder division in the first quarter of 1999 and CorelVIDEO in the fourth quarter of 1999 resulted in reduced sales in this area for fiscal 1999. There will be no sales from these product lines in the future.

Sales channels.

Corel distributes its products primarily through distributors (as retail packaged products), OEM licences and corporate licences.

                                                     Year ended November 30
                                            -----------------------------------
                                              1999          1998          1997
                                            --------      --------      -------
                                                      (in thousands)
Retail packaged products                    $140,200      $153,623     $161,528
OEM licences                                  26,972        23,340       30,441
Corporate licences                            75,879        69,864       68,612
                                            -------       --------     --------
Total sales                                 $243,051      $246,827     $260,581
                                            ========      ========     ========

Retail packaged products and corporate licences are sold primarily through distributors. The three largest distributors accounted for $72.8 million (30.0%), $77.7 million (31%) and $93.8 million (36%) of Corel's sales in fiscal 1999, 1998 and 1997, respectively. Packaged product revenue decreased in 1999 due to a shift in focus from retail to corporate and Year 2000 pressure. Corel's enhanced focus on the corporate market has resulted in increased revenue in both 1998 and 1999 from corporate licences. OEM channel revenues are licence fees from original equipment manufacturers and these revenues increased in 1999 due to an increase in OEM licence agreements for business application products. OEM revenues declined in 1998 over 1997 due to the declining price of hardware, which led to a decline in OEM per unit revenues.

Sales by region

                                                   Year ended November 30
                                         -------------------------------------
                                           1999          1998           1997
                                         --------      --------       --------
                                                    (in thousands)
North America                            $155,805      $152,880       $147,450
Europe                                     64,123        73,089         84,732
Other                                      23,123        20,858         28,399
                                         --------      --------       --------
Total sales                              $243,051      $246,827       $260,581
                                         ========      ========       ========

The decrease in sales in Europe in 1999 reflects large declines in revenues from Germany and France. The decline in both countries can be attributed to graphics products. CorelDRAW 8 was the latest version available in the market in 1998 and it sold throughout the year. CorelDRAW 9 Graphics Suite was only available in May of 1999. The decrease in sales outside of North America in 1998 reflects large declines in revenues from the United Kingdom, Belgium and Japan. Sales in US dollars as a percentage of total sales were in excess of 90% in each of fiscal 1999, 1998 and 1997.

Gross Profit

Corel includes in cost of sales all costs associated with the acquisition of components, the assembly of finished products, the amortization of software acquisition costs and shipping. Costs associated with warehousing are included in selling, general and administrative expenses.

The decrease in gross profit in 1999 can be attributable to lower sales, increased inventory obsolescence and valuation adjustments due to the release of new versions in 1999.

Gross profit increased in 1998, compared to 1997, both as a percentage of sales and in dollars. This was caused by lower amortization with the write down of the WordPerfect technology in the second quarter of 1997 and to the inventory obsolescence provision of $12.8 million in 1997. The write-down was necessitated by the discontinuance of older versions of CorelDRAW in the North American channel. This write-down was partially offset by a lower amortization amount related to the write-down of the WordPerfect technology in the second quarter of fiscal 1997.

Advertising Expenses

Advertising expenses include all marketing, advertising and trade show expenses. In 1999, these expenses increased as a result of print advertising and trade shows to promote the latest versions of the Company's products over the fourth fiscal quarter of this year. Advertising expenses decreased in 1998 due to the reduction of print advertising and corporate sponsorships and promotions.

Selling, General and Administrative Expenses

All selling expenses (except for advertising expenses) are included in this category along with general and administrative expenses; as well as expenses associated with warehousing. The increase in selling, general and administration (SG&A) expenses in 1999 over 1998 resulted from new product releases in Corel's two flagship products - CorelDRAW 9 Graphics Suite and WordPerfect 2000. Further expenses were incurred to promote Corel LINUX OS, which was also released during the year. The specific factor leading to 1999 increases in SG&A can be attributed to head count increases. There were two major reasons for the decrease in these expenses in 1998 over 1997. First, the restructuring that occurred at the beginning of the third quarter of 1998 contributed to the decrease in SG&A expenses with the drop in salaries for the last two quarters. Second, the Company used fewer contractors in 1998 than in 1997.

Research and Development Expenses

The Company has expensed all of its product development costs as incurred, since the criteria for deferral are not met. Research and development expenses are reported net of Canadian investment tax credits.

                                                               Year ended November 30
                                                        ----------------------------------
                                                          1999         1998         1997
                                                        --------     --------     --------
                                                                  (in thousands)
Gross research and development expenses                 $48,904      $71,935      $89,499
Less:  Research and development tax credits               8,855            -            -
                                                        -------      -------      -------
Net research and development expenses                   $40,049      $71,935      $89,499
                                                        =======      =======      =======

In 1999 investment tax credits related to 1996 to 1998 taxation years were recognized for accounting purposes as a result of an audit by Revenue Canada being completed during the year. Gross research and development expenses decreased over 1998 levels since employees terminated as part of the restructuring in 1998 were not entirely replaced.

The restructuring that took place in the third quarter of 1998 is the main reason for the decrease in research and development expenses in 1998. In September 1998, the Company terminated 460 employees at the Orem, Utah location as part of the transfer of research and development activities from Orem to Ottawa, Ontario and did not replace all of those employees at the Ottawa location.

Depreciation and Amortization Expenses

Depreciation and amortization expenses, which do not include the amortization of purchased software, decreased in 1999 as a result of an aging asset base. In 1998, a number of assets were written off as a result of the restructuring that took place.

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

Restructuring Charge

As discussed in research and development expenses, the Company incurred a restructuring charge of $15.9 million in the third quarter of 1998. The charge related to the costs associated with moving the research and development activity in Orem, Utah to the Ottawa, Ontario location. As part of the plan, the Company terminated 460 employees. The research and development efforts on WordPerfect were carried out by engineers at the Orem site. The Company consolidated research and development efforts on WordPerfect in Ottawa by increasing the employee head count by 200. The Company was able to successfully develop and launch WordPerfect Office 2000 from Ottawa. Further discussion of the charge and its components may be found in Note 11 of the 1999 Consolidated Financial Statements.

Interest Expenses (Income)

The interest expense relates to Novell obligations for the acquisition of the WordPerfect technology from Novell, Inc. and is netted with interest income from term deposits. The net decrease in 1999 is a result of the decrease in the outstanding Novell obligation.

Income Taxes

Corel's effective tax rates for fiscal 1999, 1998 and 1997 were (29.8%), (14.9%) and (3.9%); respectively. These effective tax rates vary from the Company's statutory tax rate of 44.3% primarily due to foreign tax rate differences associated with Corel's international operations. In 1999 Corel recorded a tax benefit of accounting losses in the 1996 and 1997 fiscal years. Further discussion of tax rate differences may be found in Note 13 of the 1999 Consolidated Financial Statements.

Liquidity and Capital Resources

Corel has used funds generated from operations and from the exercise of employee stock options to fund its operations, to repay a portion of its Novell obligations and to acquire capital equipment, products and technology. Non-cash working capital (current assets net of cash, cash equivalents, short-term investments and current liabilities) increased by $26.3 million to $1.7 million from ($24.6) million in 1998. Corel initiated significant cost cutting measures throughout 1998 that allowed it to record a profit from operations in the fourth quarter of 1998. The full benefit of these measures continued throughout 1999 which helped facilitate the Company's movement towards an improved liquidity position in 1999.

The Company has acquired 2,167,114 common shares of GraphOn Corporation as a result of selling its jBridge technology. These shares were restricted from trading as at November 30, 1999 but by the end of fiscal 2000, all restrictions will have been removed. As at November 30, 1999 the shares trading value was in excess of $31 million.

Days sales outstanding ("DSO") increased in 1999 to 76 days from 58 days in fiscal 1998 (and 106 days in fiscal 1997). The increase in 1999 can be attributed to large balances being maintained by North American distributors at year end. Significant payments since year end have served to reduce the DSO to more normal levels.

The decrease in inventories in 1999 reflects the increased obsolescence charges due to the release of new products. The increase in 1998 reflects the increased production of the Company's core products that were in the market; including CorelDRAW 8 and Corel WordPerfect Suite 8.

The decrease in prepaid expenses in 1999 reflects the draw-down of 1998 prepaid royalty balances for technologies that were included in the latest versions of the Company's software. The increase in prepaid expenses in 1998 was a result of more prepaid royalties paid as part of agreements to licence technologies from third parties.

Accounts payable and accrued liabilities decreased by $7.9 million in fiscal 1999 and increased by $10 million in fiscal 1998 over 1997. The decrease in 1999 can be attributed to the positive resolution of proposed income tax adjustments made by Canada Customs and Revenue Agency as noted in the previous year. The increase in fiscal 1998 relates to increases in accrued liabilities relating to the restructuring charge as well as accruals for income tax proposals as noted in Note 13 of the 1998 consolidated financial statements.

The current portion of Novell obligations of $10.6 million at November 30, 1999 represents the amounts due in fiscal 2000 arising from long-term royalty and product return obligations pursuant to the acquisition of the WordPerfect family of software on March 1, 1996.

The exercise of employee and other stock options provided cash of approximately $12.8 million in fiscal 1999, $0.2 million in fiscal 1998 and $6.2 million in fiscal 1997.

Corel's capital expenditures totaled $19.2 million in fiscal 1999, $10.3 million in fiscal 1998 and $23.8 million in fiscal 1997, including expenditures for acquired software ($7 in fiscal 1999, $4.7 million in fiscal 1998 and $12.2 million in fiscal 1997), and for computer and office equipment. At November 30, 1999, Corel had no material commitments for capital expenditures.

Financial Instruments

As described in Note 6 to the 1999 Consolidated Financial Statements, the Company's Product Return Obligation includes interest charges of 1% over the US prime rate and is therefore subject to interest rate risk. Assuming principal repayments of $6,594,000 in 2000 as set out in Note 6 to the 1999 Consolidated Financial Statements and a US prime rate of 8.5% (rate at November 30, 1999 according to the US Federal Reserve Bank), a 10% increase in the US prime rate would result in interest charges of $762,000 in 2000 using a weighted average principal balance. The interest charges using the above US prime rate and the weighted average principal balances would be $350,000 in 2000.

Factors That May Affect Future Operating Results

Corel does not provide forecasts of future financial performance. While Corel's management is confident about Corel's long-term performance prospects, the following factors, among others, should be considered in evaluating its future results of operations.

Competition

The PC software business is highly competitive and subject to rapid technological change. Many of Corel's current and potential competitors have larger technical staffs, more established and larger marketing and sales organizations, and significantly greater financial resources than Corel. The rapid pace of technological change constantly creates new opportunities for existing and new competitors and can quickly render existing technologies less valuable. As the market for Corel's products continues to develop, additional competitors may enter the market and competition may intensify.

Graphics. Corel's graphics software products face substantial competition from a wide variety of companies. In the illustration graphics segment, Corel's competitors include Adobe Systems Incorporated, Macromedia Inc., Micrografx, Inc., and Microsoft Corporation. In the desktop publishing segment, its competitors include Adobe. Corel's competitors also include many independent software vendors, such as Autodesk, Inc., and Apple Computer Inc.

Business Productivity. Corel's competitors in the productivity software (primarily office suites) marketplace include Microsoft, IBM (Lotus Development Corporation), Sun Microsystems, Inc., Redhat, Inc. and Applix Inc. According to industry sources, Microsoft currently has the largest overall market share for office suites. IBM has a large installed base with its spreadsheet program. Also, IBM preinstalls some of its software products on various models of its PCs, competing directly with Corel productivity software.

Consumer Products. The Company competes with other participants in the Photo CD market on the basis of price, the categories of photographs available, the quality of the photographs and the nature of the rights attached to the photos included on the Photo CD. The Company's competitors in this market include Eyewire, Inc., Corbis Corporation and Getty Images, Inc. In the photo-editing and painting graphics segments, its competitors include Adobe, Live Picture, Meta Creations and The Learning Company Inc. In the clipart segment, the Company's competitors include Nova Corporation and The Learning Company. The Company competes with Sierra/Cendant, Broderbund, The Learning Company and Microsoft in the SOHO graphics market. In addition to these direct competitors, the Company competes with a number of personal computer manufacturers that devote significant resources to creating personal computer software, including Apple, Hewlett-Packard Company and IBM.

The Company believes that the principal competitive factors in the PC software markets include performance, product features, ease of use, reliability, hardware compatibility, brand name recognition, product reputation, pricing, levels of advertising, availability and quality of customer support, and timeliness of product upgrades. Corel competes with other software vendors for access to distribution channels, retail shelf space and the attention of customers at the retail and corporate levels. The Company also competes with other software companies in its efforts to acquire software technology developed by third parties.

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

Corel currently has approximately 2,500,000 options outstanding as part of the stock option plan that require shareholder and Toronto Stock Exchange (TSE) approval. These options were granted to the employees in excess of the available options previously approved. If the options receive approval from the shareholders and the TSE, U.S. generally accepted accounting principles would require that a stock-based compensation charge be taken. The charge to the statement of operations would be measured with the TSE closing trade price on the day of the approval. This would represent a significant difference between Canadian and U.S. generally accepted accounting principles and would be disclosed in the notes to the Consolidated Financial Statements in the period the approval occurs.

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

International Operations and Geographic Concentration

Currently, Corel markets its products in more than 60 countries. Corel anticipates that sales outside North America will continue to account for a significant portion of total sales. These sales are subject to certain risks including imposition of government controls, export licence requirements, restrictions on the export of technology, political instability, trade restrictions, changes in tariffs, differences in copyright protection and difficulties in managing accounts receivable. More than 54% of Corel's sales for the past three fiscal years were made in the United States. As a result, adverse developments in the United States markets for Corel's products could have a material adverse effect on Corel's results of operations.

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

Corporate licences

Average revenue per unit from corporate licence programs is lower than average revenue per unit from retail versions. Unit sales under licensing programs may continue to increase.

Research and development investment cycle

Developing and localizing software is expensive and the investment in product development often involves a lengthy payback cycle. The Company plans to continue significant investments in product research and development from which significant revenue is not assured.

Contingencies

Contingent liabilities that may affect Corel's future operations are outlined in
Note 9 of the Consolidated Financial Statements and public documents filed with the Securities Exchange Commission.

Year 2000

Many software and hardware products were designed to store dates using a two-digit year (e.g., 98) instead of a four-digit year (e.g., 1998). This was done to save what was, at the time, valuable memory. As we make the transition to the year 2000, some applications could misinterpret 00 as 1900, 1980 or some other date.

In addition, 2000 is a leap year. A leap year occurs at the turn of the century every 400 years, and some applications have failed to accommodate this.

There are three major risks for the Corel from Year 2000 issues. Year 2000 compliance problems with Corel's products could have a material adverse effect on sales and operations. Significant Year 2000 compliance problems with internal systems could seriously affect Corel's ability to carry out its operations. Corel also depends heavily on third parties for raw materials, transportation, utilities, and other key services. Interruption of supplier operations due to Year 2000 issues could seriously disrupt Corel's operations. In addition, if Corel's current or future customers do not achieve Year 2000 compliance or if they divert expenditures previously reserved for business software to address their Year 2000 compliance problems, Corel's business, results of operations, or financial condition could be materially adversely affected.

Addressing potential year 2000 issues is a high priority at Corel. In 1996, Corel initiated a corporate-wide program to review, test and prepare Corel's products and internal systems for the Year 2000 with the full support of the Board of Directors. The Board of Directors is updated as to the status of Corel's Year 2000 effort on a regular basis.

On the product side, Corel has established a comprehensive year 2000 Product Evaluation Program. Corel conducts product evaluations using real world scenarios to determine if the applications will operate as designed using various identified year 2000 critical dates where appropriate. Corel tests all new products before they are released, as well as major upgrades of all existing products. Corel has also completed testing on a number of historic products that have a large user-base. Current information on the status of our products is available on our Web site (www.corel.com/2000). All upcoming product releases are being tested for Year 2000 compliance and it is anticipated that all upcoming releases will be Year 2000 compliant. Although Corel's testing process is comprehensive, there can be no assurances that Corel's products do not contain undetected errors or defects associated with year 2000 date functions. As of January 18, 2000, Corel has not been notified by any of its customers that any Corel product has experienced a significant Year 2000 problem.

For internal systems, the Company has established a three phase testing program. The inventory phase includes compiling a list of hardware and software systems and suppliers that are critical to Corel's operations. Assessment includes the evaluation of critical systems for Year 2000 compliance. The renovation phase includes the resolution of all issues identified in the assessment phase.

The inventory phase is ongoing as additions to internal systems are made on a regular basis. Corel has completed the assessment phase for all critical internal hardware and software systems. As of December 13, 1999, all critical systems that required intervention were renovated. In addition, as part of ongoing business operations, Corel strives to ensure that all current investments in new technology are Year 2000 compliant. Due to the nature of Corel's normal business practices, Corel is continually upgrading many of its critical back-end systems with new hardware and software.

Corel's Year 2000 program also includes a full review of significant third parties' Year 2000 compliance. Corel has been in contact with the majority of these third parties and is currently conducting an in-depth risk analysis. This includes assessing the extent of Year 2000 compliance for third parties as well as reviewing their plans to address any Year 2000 issues through surveys and discussions with company representatives. As of January 18, 2000, Corel did not experience any year 2000 issues with these third parties.

Corel has designed a comprehensive contingency planning process to ensure the continuity of business operations in the event of a disruption caused by Year 2000 issues. The four phases of this plan are I - business process definition, II - business process analysis, III - scenario generation and contingency plan determination and IV -validation and testing. Phase IV of the plan was completed in the fourth quarter of 1999.

Corel expects to incur total costs of approximately $0.3 million from the end of the fourth quarter 1999 through the second quarter of 2000 to operate Year 2000 programs. This amount includes the direct costs involved in running the Year 2000 department as well as costs associated with third party testing. These amounts will be funded from operating cash flow and will be expensed as incurred. There have also been substantial efforts expended by the Engineering, MIS and Legal departments with regard to Year 2000 issues and by other departments to a lesser degree. These costs are included in the salaries for those departments. There is no assurance that Corel's financial position may not be materially adversely affected if unanticipated problems occur.

Corel assembled a Year 2000 Event Management Team that coordinated the efforts of specialists in critical areas, namely, business continuity, facilities maintenance, MIS, IT, web, finance, legal, sales, public relations and technical verification and recovery. These special knowledge teams came together well before January 1, 2000, to developed a comprehensive test plan to ensure that Corel's transition to the year 2000 was a smooth one. On December 31, 1999, the Event Management Team monitored events worldwide to serve as an early warning system for problems that might adversely impact Corel during the rollover. On January 1, 2000, the Event Management Team assembled to execute the test plan. All critical MIS and IT systems, in Ottawa and Dublin, were reviewed to ensure they were functioning as designed and that data integrity was maintained. Event Management Team members were also on-site at the Saturn manufacturing facility in Montreal, Quebec to coordinate testing between the two companies to ensure that the Corel product manufacturing and distribution system would not be affected by the rollover. The testing and verification process proceeded without incident, and the implementation of year 2000 contingency plans was not required.

Corel met its goal of conducting business as usual on January 4, 2000. There have been no significant trends or issues concerning Corel products reported, and no significant year 2000 problems identified with our internal systems as of January 18, 2000. Corel will remain vigilant well past February 29, 2000 to insure that no year 2000 related issues will affect its operations.

Notwithstanding the efforts made to become Year 2000 compliant, there can be no assurances that this program will ensure that all of Corel's internal systems, products and third party systems will be Year 2000 compliant. Should these systems not be compliant, there could be material adverse consequences to Corel.

Corporate Governance
--------------------

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

TSE Corporate Governance Committee                Does Corel
Guideline                                          Conform?      Comments
---------------------------------------------    ------------    ------------------------------------------------------
1      Board should explicitly assume
       responsibility for stewardship of the
       corporation, and specifically for:

    a) adoption of a strategic planning              Yes.        The Board participates in strategic planning; however,
       process.                                                  the nature of the business and its rapid evolution
                                                                 precludes long-term planning. The Board generally
                                                                 participates in, and is fully informed of, strategic
                                                                 initiatives as they develop.

    b) identification of principal risks, and        Yes.        The Board, in its deliberations, considers the principal
       implementing risk-managing systems.                       risks of the Corporation's business and receives
                                                                 reports of the Corporation's assessment and
                                                                 management of those risks.

    c) succession planning and monitoring            Yes.        The Board has addressed with the CEO the question of
       senior management.                                        succession planning. The Board does participate in the
                                                                 appointing of senior management.

    d) communications policy.                        Yes.        The Board has considered and discussed how the
                                                                 Corporation communicates with its various
                                                                 stakeholders.

    e) integrity of internal control and             Yes.        The Board directly, and through its Audit Committee,
       management information systems.                           assesses the integrity of the Corporation's internal
                                                                 control and management information systems.

2      Majority of directors should be               Yes.        The Board is composed of six members: five are
       "unrelated" (free from conflicting                        unrelated and one is an officer of the Corporation.
       interests).

3      Disclose for each director whether he         Yes.        Apart from Michael Cowpland, all directors are
       or she is related, and how that                           unrelated to the Company or each other. Michael
       conclusion was reached.                                   Cowpland is the Founder, the largest individual
                                                                 shareholder, Chief Executive Officer and President of
                                                                 the Corporation.

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

6      Provide orientation and education             Yes.        The Corporation provides appropriate documentation
       programs for new directors.                               and presentations as required for new directors.
-----------------------------------------------------------------------------------------------------------------------

7      Consider reducing the size of Board,          Yes.        The Board has considered its size with a view to the
       with a view to improving                                  impact of size upon its effectiveness and has
       effectiveness.                                            concluded that the number of directors is in the
                                                                 appropriate range for a corporation of the size and
                                                                 complexity of the Corporation. The Board as presently
                                                                 constituted brings together a mix of skills,
                                                                 backgrounds and attitudes that the Board considers
                                                                 appropriate to the stewardship of the Corporation.

8      Review compensation of directors in           Yes.        The Board, through its Compensation Committee,
       light of risks and responsibilities.                      periodically reviews the adequacy and form of
                                                                 compensation of directors.

9   a) Committees should generally be                Yes.        All the members of the Audit and Compensation
       composed of non-management                                Committees are non-management directors.
       directors

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

    b) Board should approve the CEO's                Yes.        The Board annually approves the key results for which
       corporate objectives.                                     the CEO is responsible and reviews key results and
                                                                 objectives quarterly.

12     Establish procedures to enable the            Yes.        The Board has functioned, and is of the opinion that it
       Board to function independently of                        can continue to function independently as required.
       management.

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

    b) All members should be non-                    Yes.        The members are non-management directors.
       management directors.

14     Implement a system to enable                  Yes.        The Corporation does not have a formal system but
       individual directors to engage outside                    individual directors have in the past engaged and are
       advisers, at corporation's expense.                       encouraged to engage, outside advisors when
                                                                 necessary.