Form 10-K405, Exhibit 13
period 1999-11-30
COREL CORP
filed 2000-02-28
CIK 890640

                                                                    EXHIBIT 13.2

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------


                                        Auditors' Report  45
                                        ----------------  --

                             Consolidated Balance Sheets  46
                             ---------------------------  --

                              Consolidated Statements of
                              --------------------------
                        Operations and Retained Earnings
                        --------------------------------
                                               (Deficit)  47
                                               ---------  --

                              Consolidated Statements of
                              --------------------------
                                              Cash Flows  48
                                              ----------  --

                         Notes to Consolidated Financial
                         -------------------------------
                                              Statements  49
                                              ----------  --

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

PricewaterhouseCoopers LLP, the independent auditors of the Company, have audited the Company's consolidated financial statements in accordance with generally accepted auditing standards and they provide an objective, independent review of the fairness of reported operating results and financial position.

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


Dr. Michael C.J. Cowpland                      Michael P. O'Reilly
Chairman, President and CEO                    Executive Vice-President Finance,
                                                 CFO and Treasurer


Auditors' Report to the Shareholders

We have audited the consolidated balance sheet of Corel Corporation as at November 30, 1999 and November 30, 1998 and the consolidated statements of operations and retained earnings (deficit) and statements of cash flows for the year ended November 30, 1999 and November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1999 and 1998, and the results of its operations and the cash flows for the years ended November 30, 1999 and 1998 in accordance with generally accepted accounting principles in Canada.


PricewaterhouseCoopers LLP
Chartered Accountants

Ottawa, Canada
January 18, 2000

Consolidated Balance Sheets

---------------------------------------------------------------------------------------------------------------
                                                                                As at November 30
---------------------------------------------------------------------------------------------------------------
                                                                         1999                     1998
---------------------------------------------------------------------------------------------------------------
                                                                               (in thousands of US$)
      Assets
      Current assets:
          Cash and cash equivalents (note 1)                                $    18,021             $    22,393
          Short-term investments                                                      -                   2,113
          Accounts receivable
               Trade (note 6)                                                    54,770                  45,789
               Other                                                              3,954                     877
          Inventory (note 2)                                                     13,567                  17,098
          Income taxes recoverable                                                5,135                       -
          Deferred income taxes                                                   1,642                   2,495
          Prepaid expenses                                                        2,042                   4,618
---------------------------------------------------------------------------------------------------------------
      Total current assets                                                       99,131                  95,383

      Investments (note 3)                                                        2,873                       -

      Capital assets (note 4)                                                    49,697                  44,776

---------------------------------------------------------------------------------------------------------------
      Total assets                                                          $   151,701             $   140,159
---------------------------------------------------------------------------------------------------------------

      Liabilities and shareholders' equity
      Current liabilities:
          Accounts payable and accrued liabilities (note 5)                 $    50,284             $    58,209
          Current portion of Novell obligations (note 6)                         10,594                  11,800
          Income taxes payable                                                        -                   7,549
          Deferred revenue                                                       18,472                  17,933
---------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                  79,350                  95,491

      Novell obligations (note 6)                                                 7,985                  16,085

      Shareholders' equity
          Share capital (note 7)                                                222,155                 203,088
          Contributed surplus                                                     1,099                   1,099
          Deficit                                                              (158,888)               (175,604)
---------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                 64,366                  28,583
---------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                            $   151,701             $   140,159
---------------------------------------------------------------------------------------------------------------

Commitments (note 8)                   Contingencies (note 9)

On behalf of the Board

      Dr. Michael C.J. Cowpland         The Honourable William G. Davis, P.C.,
                                        C.C., Q.C.
      Director                          Director

                (See accompanying Notes to Consolidated Financial Statements)

Consolidated Statements of Operations
and Retained Earnings (Deficit)


------------------------------------------------------------------------------------------------------------------------------
                                                                                      Year ended November 30
------------------------------------------------------------------------------------------------------------------------------
                                                                            1999               1998                 1997
------------------------------------------------------------------------------------------------------------------------------
                                                                             (in thousands of US$, except per share data)
       Sales                                                            $   243,051      $      246,827         $      260,581
       Cost of sales (note 10)                                               59,516              51,561                 84,136
------------------------------------------------------------------------------------------------------------------------------
       Gross profit                                                         183,535             195,266                176,445

       Expenses:
          Advertising                                                        47,964              41,826                 79,561
          Selling, general and administrative                                82,229              77,736                 84,480
          Research and development                                           40,049              71,935                 89,499
          Depreciation and amortization                                       6,443              12,368                 26,275
          Write-down of purchased software and royalties                          -                   -                117,512
          Restructuring charge (note 11)                                          -              15,880                      -
          Settlement proceeds (note 12)                                      (6,342)                  -                      -
          Loss (gain) on foreign exchange                                      (246)                911                    764
------------------------------------------------------------------------------------------------------------------------------
                                                                            170,097             220,656                398,091
------------------------------------------------------------------------------------------------------------------------------

       Income (loss) from operations                                         13,438             (25,390)              (221,646)
       Interest expense                                                         190               1,112                  1,154
------------------------------------------------------------------------------------------------------------------------------
       Income (loss) before the under noted                                  13,248             (26,502)              (222,800)

       Income taxes expense (recoverable) (note 13):
          Current                                                            (4,799)              4,088                  7,421
          Deferred                                                              853                (142)                 1,457
------------------------------------------------------------------------------------------------------------------------------
                                                                             (3,946)              3,946                  8,878

       Share of loss in equity investee (note 3(a))                             478                   -                      -
------------------------------------------------------------------------------------------------------------------------------

       Net income (loss)                                                     16,716             (30,448)              (231,678)

       Retained earnings (deficit) beginning of year                       (175,604)           (145,156)                86,955
       Premium on shares repurchased for cancellation                             -                   -                   (433)
------------------------------------------------------------------------------------------------------------------------------
       Deficit end of year                                              $  (158,888)     $     (175,604)        $     (145,156)
------------------------------------------------------------------------------------------------------------------------------

       Earnings per share (note 7):
       Basic                                                            $      0.27      $        (0.51)        $        (3.84)
       Fully diluted                                                    $      0.26      $        (0.51)        $        (3.84)

       Weighted average number of
          Common shares outstanding (000s):
       Basic                                                                 62,194              59,433                 60,297
       Fully Diluted                                                         64,616              59,433                 60,297

         (See accompanying Notes to Consolidated Financial Statements)

                      Consolidated Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------------
                                                                                          Year ended November 30
----------------------------------------------------------------------------------------------------------------------------
                                                                              1999               1998             1997
----------------------------------------------------------------------------------------------------------------------------
                                                                                      (in thousands of US$)

       Cash and cash equivalents provided by (used for):

      Operations:
          Net income (loss)                                             $       16,716      $    (30,448)     $    (231,678)
          Items which do not involve cash or cash equivalents:
             Depreciation and amortization                                      19,117            25,689             52,282
             Deferred income taxes                                                 853              (142)             1,457
             Gain on sale of short-term investment                                (809)                -                  -
             Equity loss in investments (note 3)                                   478                 -                  -
             Write-down of royalties                                                 -                 -             10,181
             Write-down of purchased software                                        -                 -            107,331
             Write-down of assets included in restructuring charge                   -             3,086                  -
             Write-down of short-term investment                                     -             1,908                  -
          Increase (decrease) in accounts receivable (note 3)                  (12,126)            6,595             83,418
          Increase (decrease) in inventory (notes 2 and 3)                       3,150            (5,686)            18,978
          Increase (decrease) in prepaid expenses                                2,576            (2,027)             5,616
          Increase (decrease) in accounts payable and accrued                   (7,925)           10,146             (4,330)
                liabilities (note 5)
          Increase (decrease)  in income taxes payable                          (7,549)            3,346              4,215
          Increase in income taxes recoverable                                  (5,135)                -                  -
          Increase in deferred revenue                                             539             3,809              7,629
----------------------------------------------------------------------------------------------------------------------------
                                                                                 9,885            16,276             55,099
----------------------------------------------------------------------------------------------------------------------------

      Financing:
          Issue of share capital (notes 4 and 7)                                12,767               209              6,206
          Shares repurchased for cancellation                                        -              (987)            (4,979)
          Reduction of Novell obligations                                       (9,306)           (9,659)           (11,786)
----------------------------------------------------------------------------------------------------------------------------
                                                                                 3,461           (10,437)           (10,559)
----------------------------------------------------------------------------------------------------------------------------

      Investments:
          Proceeds on sale of short-term investment                              2,922             1,624                  -
          Increase in short-term investment                                          -                 -             (5,645)
          Purchase of equity investment (note 3(a))                             (1,561)                -                  -
          Purchase of capital assets (note 4)                                  (19,198)          (10,359)           (23,829)
          Proceeds on disposal of assets (note 4)                                  119               305              2,994
----------------------------------------------------------------------------------------------------------------------------
                                                                               (17,718)           (8,430)           (26,480)
----------------------------------------------------------------------------------------------------------------------------

      Net increase (decrease) in cash and cash equivalents                      (4,372)           (2,591)            18,060

      Cash and cash equivalents at beginning of year                            22,393            24,984              6,924
----------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at end of year                          $       18,021      $     22,393      $      24,984
----------------------------------------------------------------------------------------------------------------------------

         (See accompanying Notes to Consolidated Financial Statements)

                  Notes to Consolidated Financial Statements


                   Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles are also generally accepted in the United States in all material respects except as disclosed in Note 16. The consolidated statement of operations and retained earnings (deficit) and statement of cash flows for the year ended November 30, 1997 were audited by another auditing firm who reported without reservation as noted in their report dated January 16, 1998.

(a)   Basis of consolidation
      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Corel Corporation Limited, Corel International Corp., Corel Inc. and Corel Corporation (U.S.A.). Corel Computer Corp. was amalgamated with Corel Corporation on December 1, 1998 and is no longer a subsidiary of the parent company. All material intercompany transactions and balances have been eliminated .

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

(c)    Sales recognition
       Sales are recognized when the products are shipped to the customer and are net of discounts and allowances for returns. Sales to distributors are subject to agreements allowing various rights of return and price protection. The Company provides reserves for estimated future returns, exchanges and price protection. License revenue is recognized when the licence is shipped to the customer. Associated maintenance revenue is deferred and recognized over the term of the related agreement.

       During the year ended November 30, 1998, the Company adopted the Statement of Position ("SOP") 97-2 "Software Revenue Recognition" and SOP 98-4 "Deferral of the Effective Date of a Provision of SOP 97-2" which provide guidance on applying US generally accepted accounting principles in recognizing revenue from software transactions. The adoption of SOP 97-2 and SOP 98-4 conforms with Canadian generally accepted accounting principles and did not have a material impact on the Company's results for the year ended November 30, 1999 and 1998. In December 1998, SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" was released. The Company will adopt SOP 98-9 for fiscal 2000. The Company does not expect SOP 98-9 to have a material impact on the Company's financial results.

(d)    Research and development costs
       Research costs are expensed as incurred. Development costs related to software products developed for sale are expensed as incurred unless they meet the criteria for deferral under generally accepted accounting principles. Acquired software is capitalized and amortized over its expected useful life, generally three to five years.

(e)    Cash and cash equivalents
       Cash includes cash equivalents, which are investments that are highly liquid and have terms to maturity of three months or less at the time of acquisition.

(f)    Short-term investments
       Short-term investments are available for sale securities to be sold within 365 days and are stated at the lower of cost and market value.

(g)    Inventory
       Inventory of product components is valued at the lower of average cost and replacement cost, and finished goods are valued at the lower of average cost and net realizable value.

(h)   Capital assets
      Capital assets are recorded at cost. Amortization of licences commences with the market release of each new software product and version. Depreciation and amortization are calculated using the following rates and bases:

         Furniture and equipment                                    20 - 33.3% declining balance

         Computer equipment and internal use software               33.3% straight line

         Research and development equipment                         20 - 50% declining balance

         Licences and purchased software, deferred                  20 - 33.3% straight line or the life of the
         royalties, clipart libraries and Photo CD libraries        licence

         Leasehold improvements                                     Straight line over the term of the lease

The Company regularly reviews the carrying value of its capital assets. If the carrying value of its capital assets exceeds the amount recoverable, a write-down is charged to the consolidated statement of operations.

(i)     Income taxes
        The Company follows the tax allocation basis using the deferral method in accounting for income taxes. Deferred income taxes are recorded for timing differences in reporting income and expenses for financial statement and tax purposes.

(j)    Foreign currency
       Monetary assets and liabilities denominated in foreign currencies are translated at the closing year-end rates of exchange. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets were acquired or obligations incurred. All other income and expense items have been translated at the average rates prevailing during the respective years. The gains or losses resulting from the translation of these amounts have been reflected in earnings.

       Translation of the financial statements of the integrated foreign operations are translated in accordance with the policies noted above.

(k)    Investment tax credits
       Investments tax credits ("ITCs"), which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured, and are applied to reduce research and development expense in the year.


1.    Financial Instruments

      The carrying amounts for cash, marketable securities, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments unless otherwise noted.

      Cash equivalents consists of a $6 million term deposit issued by a major North American bank and is carried at cost which approximates fair market value.

      The fair value of the Company's Novell royalty obligation cannot be estimated as the Company cannot reliably estimate the prevailing interest rate for a financial instrument having substantially the same terms and characteristics.

      Concentration of credit risk, with respect to accounts receivable, is limited due to the diversity of the Company's channel arrangements. The Company has credit evaluation, approval and monitoring processes intended to mitigate

-------------------------------------------------------------------------------

      potential credit risks. Ingram Micro Inc. accounted for $27,143,000 (49.5%) and $21,764,000 (47.5%) of accounts receivable at November 30, 1999 and November 30, 1998, respectively.

2.   Inventory

-------------------------------------------------------------------------------
                                                           As at November 30
-------------------------------------------------------------------------------
                                                         1999              1998
-------------------------------------------------------------------------------
                                                          (in thousands of US$)


      Product components                              $  8,582         $ 12,799
      Finished goods                                     4,985            4,299
-------------------------------------------------------------------------------
                                                      $ 13,567         $ 17,098
-------------------------------------------------------------------------------


3.   Investments

(a)  Rebel.com
      On February 17, 1999 the Company purchased a 25% interest in Rebel.com for $3,351,000. The company's share of the net book value of the underlying assets was $1,299,000. The remaining balance of the purchase price of $2,052,000 has been allocated to goodwill and is being amortized on a straight line basis over three years. The fair value of the assets used to purchase the Company's share of Rebel.com was as follows (in thousands of US$):


      Cash                                                             $  1,561
      Capital assets                                                      1,341
      Inventory                                                             381
      Accounts receivable                                                    68
-------------------------------------------------------------------------------
      Total purchase price                                             $  3,351
-------------------------------------------------------------------------------

      The Company is accounting for this investment using the equity method. In 1999, $342,000 of goodwill has been amortized and the Company's share of Rebel.com's net loss of $136,000 has been deducted from the value of the investment.

(b)   GraphOn Corporation
      On December 31, 1998, the Company sold its jBridge technology to GraphOn Corporation. In consideration of the transfer of technology, GraphOn issued to the Company 3,886,503 shares of common stock of GraphOn and a warrant to purchase up to 388,650 shares of additional common stock. The assets transferred had a nominal value in the Company's financial statements.

      On July 12, 1999, GraphOn Corporation completed a merger with Unity First Acquisition Corp., a publicly traded acquisition corporation ("Unity"). As part of the merger, Unity changed its name to GraphOn Corporation. Under the terms of the merger agreement, GraphOn Shareholders received a fixed exchange ratio of 0.5576 share of Unity common stock for each share of GraphOn Common Stock. As result of the merger, the Company holds 2,167,114 shares of common stock, representing 19.5% of the merged company and a warrant to purchase up to 216,711 shares of common stock at an exercise price of $1.79 per share. These shares are subject to certain trading restrictions and will become unrestricted within one year.

      The trading value of the GraphOn common stock at November 30, 1999 was $31,017,902 and the excess of the trading value of the underlying common shares of the warrant over the exercise price of the warrant was $2,713,872.

-------------------------------------------------------------------------------

4.    Capital assets

-------------------------------------------------------------------------------

                                                                 November 30, 1999             November 30 1998
                                                           -----------------------------  --------------------------
                                                                          Accumulated                 Accumulated
                                                            Cost          Amortization      Cost      Amortization

--------------------------------------------------------------------------------------------------------------------
                                                                           (in thousands of US$)
      Furniture and equipment                              $    14,673     $    9,580     $    13,898     $    8,221
      Computer equipment and internal use software              71,954         62,202          64,154         60,656
      Research and development equipment                        12,664          8,649          12,611          6,681
      Leasehold improvements                                     3,329          2,650           3,304          2,299
      Licenses and purchased software, deferred
         royalties                                              95,476         75,860          91,024         64,614

      Clipart libraries and Photo CD libraries                  19,257          8,715           8,167          5,911
                                                           --------------------------     --------------------------
                                                           $   217,353     $  167,656     $   193,158     $  148,382
      LESS: Accumulated amortization                           167,656                        148,382
--------------------------------------------------------------------------------------------------------------------
      Net book value                                       $    49,697                    $    44,776
--------------------------------------------------------------------------------------------------------------------


      Included in the net value of licenses and purchased software is $12,163,000 (1998 - $16,019,000) of WordPerfect licenses.

      During the year clipart was acquired at an aggregate cost of $10,300,000, of which $6,300,000 was acquired by issuing 1,000,000 common shares from treasury and the remaining $4,000,000 was paid in cash.


5.    Accounts payable and accrued liabilities


                                                            As at November 30
-------------------------------------------------------------------------------
                                                          1999             1998
-------------------------------------------------------------------------------
                                                          (in thousands of US$)


      Trade accounts payable                           $  30,571      $  23,845
      Accrued payroll                                      5,073          4,793
      Accrued liabilities                                 14,640         29,571
-------------------------------------------------------------------------------
                                                       $  50,284      $  58,209
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

6.   Novell obligations


     The Novell obligations are comprised of royalty and product return obligations pursuant to the March 1, 1996 acquisition of the WordPerfect family of software programs and related technologies from Novell, Inc.

-------------------------------------------------------------------------------
                                                           As at November 30
-------------------------------------------------------------------------------
                                                        1999             1998
-------------------------------------------------------------------------------
                                                        (in thousands of US$)

     Royalty obligation                              $  11,985        $  15,563
     Product return obligation                           6,594           12,322
-------------------------------------------------------------------------------
                                                        18,579           27,885

     Less: current portion of Novell obligations        10,594           11,800
-------------------------------------------------------------------------------
     Novell obligations                              $   7,985        $  16,085
-------------------------------------------------------------------------------

     Under the royalty obligation, the Company was obligated, at the date of acquisition, to pay royalties at a rate of 2% of its net revenues to Novell, Inc. to a maximum of a then present value of $30,000,000 of such payments imputing a 10% discount rate. The Company is currently amortizing the balance of this commitment and the related deferred royalties in accordance with the forecasted present value royalty payments as follows (in thousands of US$):


                    2000                                 $   4,000
                    2001                                     4,000
                    2002                                     3,985
                  --------------------------------------------------
                                                         $  11,985
                  --------------------------------------------------


     Under the product return obligation, the Company was obligated, at the date of acquisition, to reimburse Novell, Inc. to a maximum of $25,000,000 for amounts representing estimated returns of Novell WordPerfect products in the distribution channel at that date. Payments are due in quarterly instalments over four years commencing January 1, 1997, with an interest charge of 1% over the US prime rate. Certain accounts receivable have been pledged as collateral for this obligation. Payments totaling $6,594,000 are required under this obligation during 2000. Interest paid on this obligation was $827,000, $1,230,000, and $1,781,000 in 1999, 1998 and 1997,
     respectively


7.   Share capital

                                                                                       As at November 30
-------------------------------------------------------------------------------------------------------------------
                                                                            1999              1998           1997
-------------------------------------------------------------------------------------------------------------------
(a)  Authorized and issued share capital
     Authorized
          Unlimited preferred shares, issuable in series, no par
          Unlimited common shares, no par value
     Issued
          Number of common shares (000s)                                     65,532        59,478           59,740
          Stated capital (in thousands of US$)                           $  222,155      $203,088         $204,235
(b)  Common shares issued during the year
     Stock option plan

--------------------------------------------------------------------------------

          Number of shares (000s)                                             5,054           132            1,149
          Cash consideration (in thousands of US$)                       $   12,767       $   209         $  6,206
      Technology acquisition
          Number of shares (000s)                                             1,000             -                -
          Consideration (in thousands of US$)                            $    6,300        $    -         $      -

(c)   Common shares purchased and cancelled during the year
      Number of  shares (000s)                                                    -           394            1,450
      Cash outlay (in thousands of US$)                                  $        -        $ (987)        $ (4,979)
      Premium on share repurchase (in thousands of US$)                  $        -        $    -         $    433
      Discount on share repurchase credited to contributed surplus                -        $ (369)        $   (378)
            (in thousands of US$)

(d)   Earnings  per common share
      The calculations of the earnings per common share are based on the weighted daily average number of shares outstanding during the year. The calculation of fully diluted earnings per common share assumes that all outstanding options have been exercised at the later of the beginning of the fiscal period or the option issuance date. As the impact of the exercise of these options is anti-dilutive in 1997 and 1998, they have not been included in the calculation of fully diluted earnings per share.

(e)   Stock Option Plan
      The Company's stock option plan is administered by the Compensation Committee which is a subcommittee of the Board of Directors. The Compensation Committee will designate eligible participants to be included under the plan and will designate the number of options and share price pursuant to the new options, subject to applicable securities laws and stock exchange regulations. The options vest when granted. Information with respect to stock option activity for 1997, 1998 and 1999 is as follows.

                                                                                     Price per share (CDN$)
                                                                     ------------------------------------------------------
                                                  Number of Shares              Range                 Weighted Average
---------------------------------------------------------------------------------------------------------------------------
Outstanding at November 30, 1996                        12,358,377         $ 4.67   -   $ 25.25          $  14.99
Granted                                                  5,976,414           4.00   -      8.60              7.67
Exercised                                               (1,149,087)          4.67   -      9.50              7.75
Expired                                                   (655,085)          4.67   -     22.38             15.62
Cancelled                                              (10,373,100)          9.50   -     25.25             14.96
---------------------------------------------------------------------------------------------------------------------------

Outstanding at November 30, 1997                         6,157,519           4.00   -     22.38              9.17
Granted                                                  3,422,000           2.10   -      4.10              3.03
Exercised                                                 (131,600)          3.00   -      3.00              3.00
Expired                                                 (1,167,460)          7.70   -     19.67             11.87
---------------------------------------------------------------------------------------------------------------------------

Outstanding at November 30, 1998                         8,280,459           2.10   -     22.38              8.65
Granted                                                  3,021,800           3.37   -     11.70              3.41
Exercised                                               (5,054,268)          2.10   -     13.50              4.03
Expired                                                 (3,196,181)          2.10   -     22.38              9.32
---------------------------------------------------------------------------------------------------------------------------
Outstanding at November 30, 1999                         3,051,810         $ 2.10   -     13.50          $   5.03
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     For various price ranges (in CDN$), weighted average characteristics of outstanding stock options at November 30, 1999 were as follows:


                                                     Outstanding options
                                           ------------------------------------
       Range of exercise price     Shares      Remaining life        Weighted
                                                  (years)             Average
-------------------------------------------------------------------------------
        $   2.10  -    $  3.00     633,550          2.6              $  2.97
            3.01  -       7.00   1,288,921          3.3                 3.39
            7.01  -      13.50   1,129,339          0.7                 8.05


     The outstanding options expire between March 14, 2000 and September 27,
     2003.

     On April 18, 1997, the shareholders adopted a resolution by the Board of Directors to re-price outstanding options at prices greater than $7.70, to $7.70. The resolution permitted option holders who qualified for grants under the plan to exchange existing options for options with a current market exercise price. The basis of the exchange was to reduce the number of existing options received in proportion to the change in exercise price.

     Included in the outstanding options are approximately 2,500,000 options that require shareholder and Toronto Stock Exchange approval. These options were granted to the employees in excess of the available options previously approved. These options have been included in the weighted average number of shares for the calculation of fully diluted earnings per share.


8.  Commitments

     The Company rents office premises, sponsors various sporting events and venues, and is obligated to pay minimum product royalties under long-term agreements. Rent expense (in thousands of US$) pursuant to lease obligations aggregated $7,169, $7,155 and $7,006 during the years ended November 30, 1999, 1998 and 1997, respectively. At November 30, 1999, the minimum commitments under long-term agreements (in thousands of US$), are as follows:


               2000                                  $    7,010
               2001                                       6,111
               2002                                       5,219
               2003                                       3,951
               2004                                       3,979
               2005 and thereafter                       57,679
          --------------------------------------------------------
                                                     $   83,949
          --------------------------------------------------------


9.  Contingencies

     On or about March 5, 1998, the Company was served with a class action lawsuit filed against it by named Plaintiff Great Neck Capital Appreciation Investment Partnership in the United States District Court for the Eastern District of New York. On November 9, 1998, the Company filed a Motion to Dismiss and is awaiting reply from the Plaintiff. On December 30, 1998, Plaintiffs filed a related Motion to strike certain documents referred to in the Company's Motion to Dismiss. Both motions were fully briefed by February 12, 1999. On June 18, 1999, the Company filed a second Motion to Dismiss the Consolidated Complaint in its entirety on the grounds of forum non conveniens. The plaintiffs have not yet brought their motion to certify the class and the filing.

     All three pending motions were stayed as a result of a Memorandum of Understanding ("MOU") that was entered into by the parties on September 1, 1999. The MOU must receive both preliminary and final court approval. On January 13, 2000, the parties executed a Settlement agreement, subject to approval of the Court. On January 14, 2000, the parties requested that the court (a) preliminarily approve the proposed settlement; (b) schedule a final settlement

--------------------------------------------------------------------------------

     hearing; and (c) direct that the notice of the proposed settlement be given to the members of the class. The settlement of this litigation is not expected to have a material adverse effect on the Company's operating results.

     The Company is a party to a number of additional claims arising in the ordinary course of business relating to intellectual property and other matters. The Company believes that the ultimate resolution of these claims will not have a material adverse effect on its business, financial position or results of operations.


10.  Cost of sales

-------------------------------------------------------------------------------------
                                                 Year ended November 30
-------------------------------------------------------------------------------------
                                        1999              1998             1997
-------------------------------------------------------------------------------------
                                                  (in thousands of US$)
     Cost of goods sold           $   35,377        $   27,119       $   44,906
     License amortization             12,674            13,321           26,007
     Royalties                        11,465            11,121           13,223
------------------------------------------------------------------------------------
                                  $   59,516        $   51,561       $   84,136
====================================================================================

11.  Restructuring Charge

     The Company proceeded with the implementation of a consolidation plan in the third fiscal quarter of 1998. Under this plan, research and development activity in the Company's Orem, Utah engineering center was transferred to engineering facilities in Ottawa, Ontario.

     On September 11, 1998, approximately 460 employees were terminated at the Orem, Utah facility. The balance of the workforce at that location remained with the Company until February 1, 1999 and assisted with the transfer of the source code and technical services to the Ottawa facility. As at November 30, 1999, the restructuring accrual included in accounts payable and accrued liabilities is comprised of the following amounts:

------------------------------------------------------------------------------------------------------------------------
                                                              Asset        Severance       Facilities
                                                           write-downs       costs       closure costs      Total
------------------------------------------------------------------------------------------------------------------------
                                                                                   (in thousands of US$)
Restructuring charge during the fiscal year                $     3,086     $   10,104     $     2,690    $    15,880
Payments                                                             -         (6,395)         (1,344)        (7,739)
Re-allocation                                                        -         (1,842)          1,842              -
Non-cash asset write-downs                                      (3,086)             -               -         (3,086)
------------------------------------------------------------------------------------------------------------------------
Restructuring accrual at November 30, 1998                 $         -     $    1,867     $     3,188    $     5,055
========================================================================================================================
Payments                                                   $         -     $   (2,100)    $    (1,705)   $    (3,805)
Re-allocation                                                        -            233            (233)             -
------------------------------------------------------------------------------------------------------------------------
Restructuring accrual at November 30, 1999                 $         -     $        -     $     1,250    $     1,250
========================================================================================================================

--------------------------------------------------------------------------------

12.  Settlement proceeds

     During the third quarter of fiscal 1999, the Government of Canada and the Company reached an agreement on a final settlement related to the complaints filed by the Company in the summer of 1998 with the Canadian International Trade Tribunal. The complaints concerned a procurement for a standard Year 2000-compliant desktop office suite for Revenue Canada. The negotiated settlement in the amount of $6,342,000 represents full and final settlement covering all claims by the Company arising from this procurement.


13.  Income taxes

     Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to income before income taxes, as shown in the following table:

----------------------------------------------------------------------------------------------------------
                                                                            Year ended November 30
----------------------------------------------------------------------------------------------------------
                                                                    1999           1998            1997
----------------------------------------------------------------------------------------------------------
                                                                           (in thousands of US$)
     Income (loss) before income taxes and share of loss
         in equity investee
         Domestic                                            $    11,491     $   (26,002)    $    (54,616)
         Foreign                                                   1,757            (500)        (168,184)
----------------------------------------------------------------------------------------------------------
                                                                  13,248         (26,502)        (222,800)
----------------------------------------------------------------------------------------------------------
     Basic rate applied to income before income taxes        $     5,911     $   (11,825)    $    (99,414)
     Increase (decrease) in taxes resulting from:
         Provincial research and development deduction              (122)           (831)            (677)
         Loss carryforwards utilized                              (6,117)              -                -
         Losses (income) recognized for accounting purposes
            but not for income tax purposes                      (10,666)          9,089           23,661
         Write-down of items not deductible for income tax
              purposes                                                 -               -            1,086
         Foreign tax and exchange rate differences                 7,048           7,513           84,222
----------------------------------------------------------------------------------------------------------
                                                             $    (3,946)    $     3,946     $      8,878
==========================================================================================================

     The accumulated accounting losses include loss carryforwards for income tax purposes of $108,700,000 attributable to operations in Ireland which begin to expire after the 2003 fiscal year. The tax benefit related to these losses has not been recorded in the consolidated financial statements.

     During 1999 a total of $3,133,296 was paid to various tax jurisdictions for income tax purposes.


14.  Segmented information

     The Company has only one global operating segment as detailed in the consolidated financial statements included herein.

     The Company sells its products worldwide from three geographic regions. A summary of sales by product, channel, region and by major customer from consolidated operations is as follows:

--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                                Year ended November 30
---------------------------------------------------------------------------------------------
                                                         1999            1998           1997
---------------------------------------------------------------------------------------------
                                                             (In thousands of US$)
     By product
             Graphics software                   $     82,592     $   106,228    $    91,102
             Productivity software                    132,948         111,990        140,950
             Consumer products                         24,000          27,613         27,547
             Linux operating system                     3,206               -              -
             Video communications                         305             996            982
---------------------------------------------------------------------------------------------
                                                 $    243,051     $   246,827    $   260,581
=============================================================================================

     By sales channel
             Retail packaged                     $    140,200     $   153,623    $   161,528
             OEM licenses                              26,972          23,340         30,441
             Corporate licenses                        75,879          69,864         68,612
---------------------------------------------------------------------------------------------
                                                 $    243,051     $   246,827    $   260,581
=============================================================================================
     By region
             United States                       $    141,972     $   137,938    $   129,110
             Europe                                    64,123          73,089         84,732
             Canada                                    13,833          14,942         18,340
             Other                                     23,123          20,858         28,399
---------------------------------------------------------------------------------------------
                                                 $    243,051     $   246,827    $   260,581
=============================================================================================
     By major customer
             Ingram Micro Inc.                   $     43,810     $    57,994    $    63,119
=============================================================================================

15.  Year 2000

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date- sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


16.  Significant differences between Canadian and United States GAAP

     The Company's financial statements are prepared on the basis of Canadian GAAP, which differs in some respects from US GAAP. Significant effects of differences between Canadian GAAP and US GAAP are set forth below:

(a)  Calculation of earnings per share
     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" during the year ended November 30, 1998, and restated earnings per share for all prior periods presented as required by such Statement. The dilutive effect of the weighted average share calculation results from employee stock options.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              Year ended November 30
                                                                           --------------------------------------------------------
                                                                                      1999                1998               1997
-----------------------------------------------------------------------------------------------------------------------------------
      U.S. GAAP Net Income (loss) per share              - Basic           $          0.27     $          0.51     $         (3.84)
                                                         - Diluted         $          0.27     $          0.51     $         (3.84)

      Weighted average number of common shares:

              Basic                                                                 62,194              59,433              59,740

              Dilutive effect of employee stock options                                848                   -                   -
-----------------------------------------------------------------------------------------------------------------------------------
              Fully diluted shares                                                  63,042              59,433              59,740
-----------------------------------------------------------------------------------------------------------------------------------

      (b)   Accounting for stock-based compensation
      The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock option plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan. Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant date for awards under the plan, consistent with the methodology prescribed under the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net gain (loss) would have changed to the pro forma amounts indicated below:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              Year ended November 30
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               1999                    1998               1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            (in thousands of US$ except per share data)
      Net income (loss) as reported                                     $        16,716      $        (30,448)    $       (231,678)
      Estimated stock-based compensation costs                                   (1,665)               (1,849)              (4,538)
-----------------------------------------------------------------------------------------------------------------------------------
      Pro forma net income (loss)                                       $        15,051      $        (32,297)    $       (236,216)
-----------------------------------------------------------------------------------------------------------------------------------
      Pro forma income (loss) per share                                 $          0.24      $          (0.54)    $          (3.92)
-----------------------------------------------------------------------------------------------------------------------------------

      The fair values of all options granted during 1999, 1998 and 1997 were estimated as of the date of grant using the Black- Scholes option pricing model with the following weighted average assumptions:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                   1999                1998                1997
--------------------------------------------------------------------------------------------------------------------------------
      Expected option life (years)                                                  3.34                 2.0                1.25
      Volatility                                                                      86                  45                  45
      Risk free interest rate                                                       4.78%               4.33%               4.97%
      Dividend yield                                                                 nil                 nil                 nil
--------------------------------------------------------------------------------------------------------------------------------

      The fair values, at the date of grant, for stock options granted during 1999, 1998 and 1997 were $1.35, $0.54 and $0.76 per option, respectively.

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

-------------------------------------------------------------------------------
(c)   Deferred income taxes
      The Company follows the deferral method of accounting for income taxes. Under US GAAP, the asset and liability method is used. In the case of the Company the application of the asset and liability method does not result in a significant difference in the amount of the deferred tax asset. US GAAP also requires the disclosure of the tax effect of temporary differences that give rise to deferred tax assets and liabilities. This information is provided in the following table.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  1999                   1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (in thousands of US$)
      Operating loss carryforwards                                                          $          11,200     $          15,437
      Depreciation                                                                                      9,400                10,246
      Reserves                                                                                          3,100                 5,473
      Royalties not yet deducted for tax purposes                                                       1,300                 1,556
      Investment tax credits                                                                            2,000                     -
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       27,000                32,712
      Valuation allowance                                                                             (25,358)              (30,217)
------------------------------------------------------------------------------------------------------------------------------------
      Net current deferred tax assets                                                       $           1,642     $           2,495
------------------------------------------------------------------------------------------------------------------------------------

(d)   Comprehensive Income
      The Company has adopted the United States Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income effect December 1, 1998. This statement requires disclosure of Comprehensive Income, which includes reported net earnings adjusted for other comprehensive income. Other comprehensive income includes items that cause changes in shareholders' equity but are not related to share capital or net earnings which, for the Company, comprises only unrealized holding gains for available for sale securities. The company is accounting for this change on a prospective basis.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Year ended November 30, 1999
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                           (in thousands of US$)
      Net income                                                                                             $           16,716
      Other comprehensive income:
           Unrealized holding gains on available for sale securities                                                      3,102
           Related Income tax                                                                                            (1,038)
--------------------------------------------------------------------------------------------------------------------------------
      Comprehensive income                                                                                   $           18,780
--------------------------------------------------------------------------------------------------------------------------------

      The effect of adding comprehensive income to the financial statements would have increased the reported value of investments by $3,102,000 and decreased income taxes recoverable by $1,038,000 in 1999.

(e)   New Accounting Pronouncements
      During the year ended November 30, 1999, the Company adopted SOP 98-1 "Accounting for the Costs of Computer Software Purchased for Internal Use" which provide guidance on applying US generally accepted accounting principles for costs associated with the implementation of computer software for internal use. SOP 98-1 conforms with Canadian generally accepted accounting principles and the adoption of it did not have a material impact on the results for the year ended November 30, 1999.

      In June 1998 the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities which establishes standards for derivative instruments and hedging activities. It requires that all derivatives be recognized as either assets or liabilities on the Balance Sheet and be measured at fair value. This Statement is effective for fiscal years beginning after June 15, 1999, which is the year beginning December 1, 1999 for the Company. Prior periods should not be restated. The Company has not yet assessed the impact of adopting this pronouncement.