Form 10-K405, Exhibit 13
period 2000-11-30
COREL CORP
filed 2001-03-01
CIK 890640

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

For the purposes of this discussion, unless the context otherwise requires, "Corel" refers to the consolidated operations of Corel Corporation and its wholly owned subsidiaries, Corel Corporation Limited, Corel International Corporation, Corel, Inc., and Corel Corporation (U.S.A.), while "the Company" refers to the parent, Corel Corporation. All dollar amounts included herein are expressed in thousands of US$ unless otherwise noted.

Corel develops, manufactures, licenses, sells and supports two main types of software products, creative products and business applications. These products are available on the Windows, MacIntosh and Linux environments.

On March 24, 2000, Corel entered into an agreement to purchase all of the assets relating to the Painter, Bryce and KPT family of graphic software products from MetaCreations Corporation of Santa Barbara California. The cash purchase price for the assets was $10.0 million of which $2.0 million was paid on each of March 24, June 30 and September 30, 2000, with the balance being payable in two further instalments of $2.0 million each on December 31, 2000 and January 31, 2001.

On June 28, 2000, the Company issued 7,299,270 common shares and 3,649,635 common share purchase warrants at CDN $4.11 per unit for total gross proceeds of CDN $30.0 million.The values assigned to each of the components of the unit were based on their relative fair values at the date of the transaction. The warrants are exercisable until June 27, 2001 at a price of CDN $4.56 per common share. In the event that all of the warrants are exercised, the Company will issue an additional 3,649,635 common shares resulting in gross proceeds of CDN $16.6 million. As at November 30, 2000, 11,659 warrants have been exercised for gross proceeds of CDN $53,165.

On July 17, 2000, Corel purchased, and currently maintains a 23% interest in Hemera Technologies, Inc., a privately held company. As consideration for these shares, Corel transferred its GraphicCorp division and related assets to Hemera Technologies, Inc. As of the effective date of the transaction, the fair value of the GraphicCorp division and its related assets was estimated at $9.7 million and the shares were valued at this amount. No gain or loss was recognized on the transfer. In fiscal 2000, Corel's share of Hemera Technologies, Inc.'s operating results was nominal.

On August 15, 2000, Mr. James Baillie, counsel to the law firm of Torys, and Mr. Larry O'Brien, Chair of Calian Technology Ltd., were appointed to the Board of Directors following the Board of Directors' acceptance of the resignation of Mr. William G. Davis for personal reasons. Michael Cowpland resigned as President, Chief Executive Officer and Chair of the Board of Directors of the Company. He continued to serve as a director and as a technology advisor until his resignation as a director on January 25, 2001. Also on August 15, 2000, Derek J. Burney, formerly executive vice-president, engineering and chief technology officer of the Company was appointed interim President and CEO and Mr. Baillie has been appointed as Chair of the Board of Directors. On October 2, 2000, Mr. Burney was appointed President and CEO and appointed to the Board of Directors.

On October 2, 2000, Corel announced a strategic alliance with Microsoft Corporation ("Microsoft"). The Company issued 24,000,000 Series A, participating convertible, non-voting, non-redeemable preferred shares to Microsoft for total gross proceeds of $135.0 million ($5.625 per share). Each preferred share is convertible into one common share but not in the hands of Microsoft or its affiliates. As part of the share purchase agreement the Company is obligated to file, with the United States Securities and Exchange Commission ("SEC") a resale registration statement for 24,000,000 common shares underlying these preferred shares. Under the terms of a technology and services agreement the companies will work together to support the development, testing and marketing of new products related to the .NET platform and, upon request from Microsoft at any time prior to October 2, 2003, Corel is obligated to provide 30 full time equivalents (20 developers and 10 testers) for a 12-month period to port the .NET platform from the Windows platform to the Linux platform. The Company has deducted from equity $3.0 million of the total money received from Microsoft for this future possible obligation.

Forward Looking Statements

The following information contains forward-looking statements, as defined by the United States Private Securities Litigation Reform Act of 1995, involving Corel's expectations about future financial results and other matters. These statements reflect management's current forecast of certain aspects of Corel's future business. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results of operations to differ materially from historical results or current expectations. The words "plan", "expect", "believe", "intend", "anticipate", "forecast", "target", "estimate" and similar expressions identify forward-looking statements. Risk factors include shifts in customer demand, product shipment schedules, product mix, competitive products and pricing, technological shifts and other variables. Readers are referred to Corel's most recent reports filed with the Securities and Exchange Commission for a more complete discussion of the other risks and uncertainties. The factors underlying forecasts are dynamic and subject to change. As a result, forecasts speak only as of the date they are given and do not necessarily reflect Corel's outlook at any other point in time. Corel does not undertake to update or review these forward-looking statements.

RESULTS OF OPERATIONS

Sales

Sales decreased 35% to $157.5 million in fiscal 2000 from $243.1 million in fiscal 1999. This decrease was due primarily to new versions of Corel's flagship products ,WordPerfect Office 2000 and CorelDRAW 9 Graphics Suite, nearing the end of their life cycles in fiscal 2000. Sales were also negatively impacted in fiscal 2000 by lower product prices, which were implemented in an attempt to gain market share.

Financial performance in fiscal 2000 as compared to the prior year was negatively impacted primarily by the decline in revenues. Corel has been impacted, as has the entire industry in Corel's belief, by the reduction in the amount of product inventory traditionally held within the retail distribution channel. Corel released CorelDRAW 10 Graphics Suite in early November 2000. Corel generally experiences an increase in revenues upon release of a major upgrade of its flagship products. Corel also believes its results in fiscal 2000 were negatively impacted by concerns as to its viability due to potential cash shortfalls during much of fiscal 2000. There was no significant change in overall revenues from fiscal 1998 to fiscal 1999.

Sales by product groups

The table below shows sales consisting of creative products, business application products and other revenues consisting primarily of Linux operating system products. The comparative numbers have been reclassified to conform with current presentation.

	Year ended November 30
	2000	1999	1998

Creative products	$ 75,919	$ 106,592	$ 133,841
Business applications products	78,917	132,948	111,990
Other	2,651	3,511	996
Total sales	$157,487	$243,051	$246,827

Creative products revenues decreased 29% from $106.6 million in fiscal 1999 to $75.9 million in fiscal 2000. This decrease is primarily due to the release of CorelDRAW 10 Graphics Suite in the final month of the fiscal year. CorelDRAW 9 Graphics Suite was released in May 1999, resulting in the inclusion of approximately eight months of revenue in fiscal 1999 as opposed to one month of revenues of CorelDraw 10 Graphics Suite in fiscal 2000. In fiscal 1999, creative products revenues declined 20% from $133.8 million to $106.6 million due to CorelDRAW 8 being available for sale for the entire year in fiscal 1998. Creative products revenues are expected to increase approximately 20% in fiscal 2001 due primarily to increased demand for CorelDRAW 10 Graphics Suite, planned releases of updates to the products acquired from Metacreations Corporation and the release of CorelDraw 10 Graphics Suite for the MacIntosh operating system. Included in creative products revenues are consumer applications products which were relatively consistent from fiscal 1998 ($27.6 million) to fiscal 1999 ($24.0 million). In fiscal 2000, as Corel realigned itself and moved away from promoting these products, these revenues declined significantly and are no longer managed or accounted for as a separate segment.

Business application products revenues declined 41% from $132.9 million in fiscal 1999 to $78.9 million in fiscal 2000. This is due primarily to the lack of any major product launches in fiscal 2000. Sales for business applications products increased from $112.0 million in fiscal 1998 to $132.9 million in fiscal 1999 due to the release of the then latest version of the WordPerfect suite in May 1999. The prior version, Corel WordPerfect Suite 8, was released in fiscal 1997, therefore a 24 month period existed between releases resulting in a full year of revenue in 1998. With the planned release of WordPerfect Office 2002 in early spring 2001, localized only in International English and Canadian French, revenues for business applications products in fiscal 2001 are expected to remain at their fiscal 2000 levels.

Other revenues, related primarily to Corel LINUX OS, decreased 24% to $2.7 million in fiscal 2000 from $3.5 million in fiscal 1999 due to the Company's focus on its core products. Other revenues are expected to increase marginally in the future with the introduction of professional services and other revenue sources.

Sales by sales channels

Corel distributes its products primarily through distributors (as retail packaged products), OEM licences and corporate licences. The table below shows sales by sales channels:

	Year ended November 30
	2000	1999	1998
	(in thousands)
Retail packaged products	$80,069	$140,200	$153,623
OEM licenses	17,640	26,972	23,340
Corporate licenses	59,778	75,879	69,864
Total sales	$157,487	$243,051	$246,827

Retail packaged products and corporate licences are sold primarily through distributors. Sales from retail packaged products declined 43% from $140.2 million in fiscal 1999 to $80.1 million in fiscal 2000. The decline in retail packaged product sales is primarily due the decline in PC sales and the aforementioned change in the buying practices of retail distributors. In addition, for much of fiscal 2000, the core products were available only in releases nearing the end of their life cycle. Packaged product revenues decreased from $153.6 million in fiscal 1998 to $140.2 million in fiscal 1999 due to a shift in focus from retail packaged products to corporate licenses and Year 2000 pressure.

OEM channel sales are licence fees from original equipment manufacturers. These sales decreased 35% from $27.0 million in fiscal 1999 to $17.6 million in fiscal 2000. The decrease was due primarily to declining PC sales and products reaching the end of their life cycles. The increase to $27.0 million in fiscal 1999 from $23.3 million in fiscal 1998 was due primarily to increased OEM agreements for business applications products.

Corporate licenses declined 21% from $75.9 million in fiscal 1999 to $59.8 million in fiscal 2000. This decrease is primarily due to not having released new versions of WordPerfect during the year. The 9% increase from $69.9 million in 1998 to $75.9 million in fiscal 1999 was due to Corel's enhanced focus on corporate customers.

The channel mix is not expected to materially change in the coming year.

Sales by region

The table below shows sales by region:

	Year ended November 30
	2000	1999	1998
	(in thousands)
Canada	$13,181	$13,833	$14,942
U.S.A.	83,355	141,972	137,938
Europe	42,453	64,123	73,089
Other	18,498	23,123	20,858
Total sales	$157,487	$243,051	$246,827

Sales in North America declined 38% from $155.8 million in fiscal 1999 to $96.5 million in fiscal 2000. This is primarily due to products reaching the end of their life cycle and the aforementioned change in distributors' buying patterns. A general decline in the retail market in North America also contributed to slower sales. Revenues in North America are expected to increase marginally in 2001 as Corel increases its focus on the North American market.

Declining sales in Germany, the Netherlands and the United Kingdom resulted in European revenues declining 34% from $64.1 million in fiscal 1999 to $42.5 million in fiscal 2000. The decrease in sales in Europe from $73.1 million in fiscal 1998 to $64.1 million in fiscal 1999 reflects large declines in revenues from Germany and France. Revenues in Europe are expected to decline modestly in the coming year since WordPerfect Office 2002 will not be localized in many local languages as was done historically.

Corel's products are sold primarily in US dollars in all regions other than Europe. In fiscal 2000, Corel began selling in Euros for many of its European customers. The relative weakness of the Euro to the U.S. dollar in fiscal 2000 impacted sales slightly.

Cost of sales and gross profit

In cost of sales, Corel includes all costs associated with the acquisition of components, the assembly of finished products, product royalties, the amortization of software acquisition costs and shipping. Costs associated with warehousing are included in selling, general and administrative expenses. Software acquired for integration and sale with Corel products has been capitalized and is currently being amortized over the greater of : a) the ratio that current gross revenues bear to the total of current and anticipated future gross revenues or, b) the straight line method over the remaining economic life generally estimated to be three to five years.

As products reached the end of their life cycle, inventory considered obsolete and prepayments of royalties on certain products were written off. In fiscal 2000, a significant amount of inventory was deemed obsolete and $1.6 million of prepaid royalties were written off. This, combined with decreases in product prices, resulted in a decrease in gross margin from 76% in fiscal 1999 to 70% in fiscal 2000. The decrease in gross margin from 79% in fiscal 1998 to 76% in fiscal 1999 is attributable to lower sales, increased inventory obsolescence and valuation adjustments. On a go-forward basis, Corel anticipates gross margin in the high 70 to low 80 percent range.

Advertising Expenses

Advertising expenses include all marketing, advertising and trade show expenses. In fiscal 2000, advertising expenses decreased 31% from $48.0 million in fiscal 1999 to $33.3 million in fiscal 2000. This was due primarily to Corel's cost reduction plan that was implemented in May 2000. In fiscal 1999, these expenses increased 15% from $41.8 million in 1998 primarily as a result of print advertising and trade shows to promote the latest versions of Corel's products over the fourth fiscal quarter of that year. In fiscal 2001, Corel plans to release several new products, including WordPerfect Office 2002 and CorelDRAW 10 Graphics Suite for Macintosh. However, advertising expenditures are expected to remain consistent with the cost reduction plan, allowing for a better focus of the monies spent.

Selling, general and administrative expenses

All selling expenses (except for advertising expenses) are included in this category along with general and administrative expenses, including expenses associated with warehousing inventory. Selling, general and administrative expenses increased 4% from $82.2 million in fiscal 1999 to $85.7 million in fiscal 2000. While a cost reduction plan was implemented during the year, the benefits were not realized until the fourth quarter. There were a number of non-recurring charges such as severance, consulting fees and asset write-downs that resulted from the cost reduction plan implemented during the year.

The increase in selling, general and administration expenses to $82.2 million in fiscal 1999 from $77.7 million in fiscal 1998 resulted from new releases of Corel's two flagship products - CorelDRAW 9 Graphics Suite and WordPerfect Office 2000. Further expenses were incurred relating to Corel LINUX OS, which was also released during the year.

Selling, general and administrative expenses are expected to be reduced significantly in the future due to Corel's cost restructuring plan.

Research and development expenses

Research costs are expensed as incurred. Development costs related to software products developed for sale are expensed as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

Research and development expenses are reported net of Canadian investment tax credits

In fiscal 2000, gross research and development expenses were reduced by $4.5 million (9%) to $44.4 million from $48.9 million primarily as a result of the cost reduction plan implemented in June 2000. Netted against gross research and development expenses is $0.5 million and $8.9 million of Canadian investment tax credits in fiscal 2000 and fiscal 1999 respectively.

In fiscal 1999, investment tax credits of $8.9 million related to the 1997 through 1999 taxation years were recognized for accounting purposes as a result of an audit by the Canada Customs and Revenue Agency being completed during the year. Gross research and development expenses decreased over 1998 levels primarily due to employees that were terminated as part of the restructuring in 1998 not being replaced.

Research and development expenses are expected to decline significantly in the future. This is due primarily to the cost reduction plan that resulted in the consolidation of the Irish localization facilities. Corel will not be localizing as many products on a go forward basis. Also, with Corel shifting its focus to two main business lines, fewer resources will be used to develop Corel LINUX OS.

Depreciation and amortization expenses

Depreciation and amortization expenses, which do not include the amortization of purchased software, increased $1.0 million in fiscal 2000 to $7.4 million from $6.4 million in fiscal 1999 as result of significant purchases of computer equipment made in the fourth quarter of fiscal 1999 having a full year of amortization. The decrease to $6.4 million in fiscal 1999 from $12.4 million in fiscal 1998 is a result of an aging asset base. In fiscal 1998, a number of assets were written off as a result of the restructuring that took place.

Restructuring charge

Corel incurred a restructuring charge of $15.9 million in the third quarter of fiscal 1998. The charge relates to the costs associated with moving the research and development activity in Orem, Utah to the Ottawa, Ontario location. Further discussion of the charge and its components may be found in Note 14 of the 2000 Consolidated Financial Statements.

Interest expenses

Interest expenses relates to Novell obligations for the acquisition of the WordPerfect technology from Novell, Inc. and is netted with interest income from term deposits. In fiscal 2000, $3.0 million was accrued for interest charges relating to proposed reassessments of prior year Canadian tax returns. The decrease from $1.1 million in fiscal 1998 to $0.2 million in fiscal 1999 is a result of the decrease in the outstanding Novell obligation.

Income taxes

Corel's effective tax rates for fiscal 2000, 1999 and 1998 were 9.8%, 29.8% and 14.9%; respectively. These effective tax rates vary from Corel's statutory tax rate of 44.3% primarily due to foreign tax rate differences associated with Corel's international operations. In fiscal 1999, Corel recorded a tax benefit of accounting losses in the 1996 and 1997 taxation years.

Cost reduction plan

Cost reduction actions commenced in late April 2000 when Corel began to curtail discretionary spending, particularly in the area of direct marketing and travel. In early May 2000, Corel proceeded to identify broader areas of spending cuts, namely in the areas of future hirings, capital purchases and other discretionary purchases. In mid-May 2000, Corel began to consider employee terminations and commenced a formal process of planning for spending cuts that would reduce its quarterly expenses to a level commensurate with expected achievable revenues. Consideration was also given to the amount of spending that had occurred in the first quarter and spending estimates for the second quarter, with a normalization factor for what was considered non-recurring. In summary, this called for a quarterly cost structure of $45.0 million or a $10.0 million quarterly reduction from normalized spending rates.

On May 16, 2000, Corel announced that it had undertaken a cost reduction plan with the intention of eliminating $40 million in costs on an annualized basis. The cost reduction plan has been implemented in a series of steps.

On June 8, 2000, Corel announced a reduction in its workforce of approximately 320 positions from a combination of employee terminations, termination of contract positions, elimination of vacant positions, attrition and termination of the services of independent contractors. The costs of severance and other termination payments, estimated at $1.6 million, were recorded in Corel's third fiscal quarter ended August 31, 2000. The estimated annualized cost saving from the workforce reduction, without taking into account one time implementation charges, is expected to be approximately $11.0 million.

On September 6, 2000, Corel announced that it had identified the remaining components of the previously targeted $40.0 million in expenditure cuts, designed to realign its costs with its expected achievable revenues. As part of this plan, Corel announced the proposed consolidation of its engineering operations based in Dublin, Ireland, to its corporate headquarters in Ottawa, Canada. A total of 139 positions at the Dublin facility were eliminated as a result of the move with the estimated costs of severance and other termination payment, being approximately $0.85 million recorded in the third quarter of fiscal 2000 and approximately $1.4 million in additional costs recorded in the fourth quarter of fiscal 2000.

Liquidity and capital resources

As of November 30, 2000, Corel's principal sources of liquidity included cash and cash equivalents of approximately $127.4 million, and trade accounts receivable of $28.6 million. Cash equivalents consist of overnight call loans to a major Canadian bank totalling $14.0 million and a loan of $110.0 million to a major Canadian corporation, guaranteed by a major Canadian bank. At November 30, 2000, $1.1 million of cash was restricted for corporate credit cards and severance payments related to the closing of the Irish localization facilities.

Cash used in operations was $28.0 million for fiscal 2000 compared to cash provided by operations of $9.9 million for fiscal 1999. The decrease of $37.9 million was primarily due to the net loss of $55.3 million in fiscal 2000 as compared to the net income of $16.7 million in fiscal 1999.

Trade accounts receivable, net of provisions, decreased from the November 30,1999 balance of $54.8 million to $28.6 million as a result of a decrease in gross accounts receivable. This was a result of lower sales volume that was achieved during the year. This reduction in gross accounts receivable was off-set by a reduction in the provision for sales returns to reflect the reduced level of products in the distribution channel.

Accounts payable and accrued liabilities decreased from $50.3 million on November 30, 1999 to $28.4 million at November 30, 2000 mainly due to decreases in volume related to the cost reduction plan as well as payment of many of the previously accrued liabilities.

Financing activities provided $144.4 million in fiscal 2000 compared to $3.5 million in fiscal 1999. The source of cash in fiscal 2000 through financing activities was the issuance of common and preferred shares. During the year, the issuance of common shares through employee stock options and a public offering of common shares and common share purchase warrants resulted in net proceeds of $22.3 million. In fiscal 1999, $12.8 million of common shares were issued to employees. In fiscal 2000, the issuance of preferred shares to Microsoft Corporation provided $130.7 million. The use of cash in fiscal 2000 and fiscal 1999 was the repayment of the Novell obligations. Repayment of Novell obligations decreased in fiscal 2000 as a result of Corel reaching an agreement with Novell whereby the balance due was fixed and will be repaid in three equal payments of $5.0 million. One of these payments was made prior to November 30, 2000.

Investing activities used $7.0 million in fiscal 2000 compared to $17.7 million in fiscal 1999. The source of cash from investing activities was primarily proceeds from sales of shares of GraphOn Corporation ("GraphOn") of $14.6 million. Uses of cash for investing activities includes expenditures for capital assets of $19.5 million in the fiscal 2000 compared to $19.2 million in fiscal 1999.

On September 19, 2000, the Company announced it had entered into a share purchase agreement with an institutional investor. Subject to the terms and conditions of this agreement, the Company may issue and sell to the investor up to 14,690,000 shares in periodic draw down periods over 24 months, if all associated warrants are exercised. Corel has not issued any shares related to this agreement as of November 30, 2000.

At November 30, 2000, Corel's capital resource commitments consisted primarily of lease arrangements for office space. No significant commitments exist for future capital expenditures. Corel believes available balances of cash and cash equivalents combined with the proceeds of the shares issued and issuable as described above are sufficient to meet its working capital requirements for the foreseeable future.

Other Matters

New accounting pronouncements

In fiscal 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS 133") which establishes standards for derivative instruments and hedging activities. It requires that all derivatives be recognized as either assets or liabilities on the Balance Sheet and be measured at fair value. SFAS 133 is effective for fiscal years beginning after June 15, 1999, which is the fiscal year beginning December 1, 1999 for the Company. Prior periods should not be restated. In June 1999, the FASB issued SFAS No. 137, which delays the effective date of SFAS 133 until fiscal years beginning after June 15, 2000, which is the fiscal year beginning December 1, 2000 for the Company. The Company believes the adoption of this pronouncement will not have a material impact on its results from operations or financial position.

In fiscal 2000, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements and its related interpretations. The SAB summarizes certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. This SAB is effective beginning the Company's first quarter of fiscal 2001.The Company does not expect the adoption of this SAB to have a material impact on its results of operations or financial position.

Year 2000

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates are processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 issue that may affect the entity, including those related to customers, suppliers or other third parties, have been fully resolved.

Financial Instruments

Interest rate risk

Corel's exposure to market risk for changes in interest rates relates primarily to its investment portfolio of cash equivalents and marketable securities. Corel does not use derivative financial instruments in its investment portfolio. The stated objectives of Corel's investment guidelines are safety of principal, liquidity, maximization of yield, and diversification of risk. The Company places its investments with high credit quality issuers, principally term deposits with a major Canadian financial institution. The marketable securities portfolio includes only those securities with active secondary or resale markets to ensure portfolio liquidity. A substantial reduction in overall interest rates could significantly reduce Corel's interest income.

The table below presents principal amounts and related weighted average interest related by date of maturity for Corel's interest bearing investment portfolio. Weighted average interest rates include the after-tax yield on a debt security of a major Canadian corporation. At November 30, 2000, the total investment portfolio had maturity dates prior to December 31, 2000.

		Weighted average	Fair value at
	Maturity balance	after-tax yield	November 30, 2000
Cash equivalents	$14,002	4.16%	$14,002
Debt securities	110,596	4.29%	110,040
Total investment portfolio	$124,598	4.28%	$124,042

Foreign currency risk

Corel conducts business in various foreign currencies, primarily in Canada and Europe and to a lesser extent Australia, Latin America, Japan and other Asian countries. Corel monitors its foreign currency exposure. As of November 30, 2000, Corel had no foreign currency hedges outstanding. Corel has mitigated, and expects to continue to mitigate, a portion of its currency exposure through decentralized sales, marketing and support operations in which all costs are local currency based.