Form 10-K405, Exhibit 13
period 2000-11-30
COREL CORP
filed 2001-03-01
CIK 890640

Exhibit 13.2

Management's Report

Management is responsible for the preparation of the Company's consolidated financial statements. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the consolidated financial statements reasonably present the Company's financial condition and results of operations. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles are also generally accepted in the United States ("US GAAP") in all material respects except as disclosed in Note 16. Management has included in the Company's consolidated financial statements amounts based on estimates and judgements that it believes are reasonable under the circumstances.

PricewaterhouseCoopers LLP, the independent auditors of the Company, have audited the Company's consolidated financial statements in accordance with generally accepted auditing standards, and they provide an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the Company has an Audit Committee which meets with financial management and the independent auditors to review accounting, auditing, internal accounting controls, and financial reporting matters.

Derek J. Burney	John Blaine
President and CEO	Executive Vice-President Finance,
CFO and Treasurer

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Corel Corporation as at November 30, 2000 and November 30, 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended November 30, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and November 30, 1999, and the results of its operations and its cash flows for the years ended November 30, 2000, 1999 and 1998 in accordance with generally accepted accounting principles in Canada.

PricewaterhouseCoopers LLP

Chartered Accountants

Ottawa, Canada

January 26, 2001

Consolidated Balance Sheets

(in thousands of US$)

	As at November 30
	2000	1999
Assets
Current assets:
Cash and cash equivalents	$ 127,430	$ 18,021
Restricted cash	1,136
Accounts receivable
Trade	28,620	54,770
Other	773	3,954
Inventory	3,117	13,567
Income taxes recoverable		5,135
Future tax asset	479	1,642
Prepaid expenses	1,050	2,042
Total current assets	162,605	99,131

Investments	11,996	2,873
Future tax asset	965
Deferred financing charges	550
Capital assets	42,471	49,697
Total assets	$ 218,587	$ 151,701

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$ 28,441	$ 50,284
Current portion of Novell obligations	10,000	10,594
Income taxes payable	6,595
Deferred revenue	10,907	18,472
Total current liabilities	55,943	79,350

Novell obligations		7,985

Commitments and contingencies
Shareholders' equity
Share Capital
Preferred shares (000's), no par value, unlimited authorized; 24,000 and nil
Series A issued and outstanding at November 30, 2000 and 1999, respectively
Common shares (000's), no par value, unlimited authorized; 73,641 and
65,532 issued and outstanding at November 30, 2000 and 1999, respectively	371,890	222,155
Contributed surplus	4,990	1,099
Deficit	(214,236)	(158,888)
Total shareholders' equity	162,644	64,366
Total liabilities and shareholders' equity	$ 218,587	$ 151,701

On behalf of the Board

James Baillie	Lawrence O'Brien
Director	Director

(See accompanying Notes to Consolidated Financial Statements)

Consolidated Statements of Operations

(in thousands of US$, except share and per share data)

	Year ended November 30
	2000	1999	1998
Sales	$ 157,487	$ 243,051	$ 246,827
Cost of sales	47,025	59,516	51,561
Gross profit	110,462	183,535	195,266
Expenses:
Advertising	33,258	47,964	41,826
Selling, general and administrative	85,662	82,229	77,736
Research and development	43,867	40,049	71,935
Depreciation and amortization	7,354	6,443	12,368
Restructuring charge			15,880
Settlement proceeds		(6,342)
Loss (gain) on foreign exchange	1,371	(246)	911
	171,512	170,097	220,656
Income (loss) from operations	(61,050)	13,438	(25,390)
Gain on sale of investment	14,585
Interest expense	(1,305)	(190)	(1,112)
Income (loss) before the undernoted	(47,770)	13,248	(26,502)
Income taxes (expense) recovery:
Current	(4,507)	4,799	(4,088)
Future	(198)	(853)	142
	(4,705)	3,946	(3,946)
Share of loss of equity investments	(2,873)	(478)
Net income (loss)	$ (55,348)	$ 16,716	$ (30,448)
Income (loss) per share:
Basic	$ (0.80)	$ 0.27	$ (0.51)
Diluted	$ (0.80)	$ 0.27	$ (0.51)

Weighted average number of common shares
outstanding (000's) :
Basic	69,498	62,194	59,433
Diluted	69,498	63,042	59,433

(See accompanying Notes to Consolidated Financial Statements)

Consolidated Statements of Shareholders' Equity

(in thousands of US$ except share data)

	Number of Shares (000's)		Share capital	Contributed surplus	Deficit	Total shareholders' equity
	Common	Preferred
Balance at November 30, 1997	59,740		$ 204,235	$ 730	$ (145,156)	$ 59,809
Issuance of common shares
pursuant to stock options	132		209			209
Cancellation of common shares	(394)		(987)			(987)
Discount on shares repurchased			(369)	369
Net loss					(30,448)	(30,448)
Balance at November 30, 1998	59,478		203,088	1,099	(175,604)	28,583
Issuance of common shares
pursuant to stock options	5,054		12,767			12,767
Issuance of common shares
for acquisitions	1,000		6,300			6,300
Net Income					16,716	16,716
Balance at November 30, 1999	65,532		222,155	1,099	(158,888)	64,366
Issuance of common shares
pursuant to stock options	798		3,390			3,390
Issuance of common shares and
warrants for cash	7,299		15,630	3,291		18,921
Issuance of common shares pursuant
to warrants	12		36			36
Issuance of preferred shares for cash		24,000	130,679			130,679
Issuance of warrants for services				600		600
Net loss					(55,348)	(55,348)
Balance at November 30, 2000	73,641	24,000	$ 371,890	$ 4,990	$ (214,236)	$ 162,644

(See accompanying Notes to Consolidated Financial Statements)

Consolidated Statements of Cash Flows

(in thousands of US$)

	Year ended November 30
	2000	1999	1998
Operating activities:
Net Income (loss)	$ (55,348)	$ 16,716	$ (30,448)
Items which do not involve cash or cash equivalents:
Depreciation and amortization	19,889	19,117	25,689
Bad debt expense	2,357	31
Write down of assets	984
Future income taxes	198	853	(142)
Gain on sale of investment	(14,585)
Gain on disposal of assets		(809)
Share of loss in equity investments	2,873	478
Write down of assets included in restructuring charge			3,086
Write down of short-term investment			1,908
Changes in operating assets and liabilities:
Restricted cash	(1,136)
Accounts receivable	26,974	(12,157)	6,595
Inventory	10,450	3,150	(5,686)
Income taxes recoverable	5,135	(5,135)
Prepaid expenses	992	2,576	(2,027)
Accounts payable and accrued liabilities	(25,843)	(7,925)	10,146
Income taxes payable	6,595	(7,549)	3,346
Deferred revenue	(7,565)	539	3,809
Net cash provided by (used in) operating activities	(28,030)	9,885	16,276
Financing activities:
Issuance of common shares	19,056	12,767	209
Issuance of preferred shares	130,679
Issuance of warrants	3,291
Shares repurchased for cancellation			(987)
Reduction of Novell obligations	(8,579)	(9,306)	(9,659)
Net cash provided by (used in) financing activities	144,447	3,461	(10,437)
Investing activities:
Proceeds on sale of investments	14,585	2,922	1,624
Purchase of investments	(2,356)	(1,561)
Purchase of capital assets	(19,511)	(19,198)	(10,359)
Proceeds on disposal of assets	274	119	305
Net cash used in investing activities	(7,008)	(17,718)	(8,430)
Increase (decrease) in cash and cash equivalents	109,409	(4,372)	(2,591)
Cash and cash equivalents at beginning of year	18,021	22,393	24,984
Cash and cash equivalents at end of year	$ 127,430	$ 18,021	$ 22,393

Supplemental non-cash information:
Non-monetary investment in Hemera Technologies Inc.	$ 9,727

(See accompanying Notes to Consolidated Financial Statements)

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

All dollar amounts included herein are expressed in thousands of US$ unless otherwise noted. Certain per share information is expressed in units of US$ unless otherwise noted.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles are also generally accepted in the United States ("US GAAP") in all material respects except as disclosed in Note 16.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Corel Corporation Limited, Corel International Corporation, Corel Inc. and Corel Corporation (U.S.A.). All material intercompany transactions and balances have been eliminated. The Company follows the equity method of accounting for investments in other companies where it holds 20% or more of the outstanding voting shares and has the ability to exert significant influence. Under the equity method the Company records its initial investment at cost and records its pro rata share of earnings or losses of equity investments in its results of operations. Certain amounts for periods ended prior to November 30, 2000 have been reclassified to conform to the current year presentation.

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

Software revenue recognition

The Company recognizes revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition", ("SOP 97-2") issued by the American Institute of Certified Public Accountants in October 1997. During the year ended November 30, 2000 the Company adopted the Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions"(SOP 98-9) issued in December 1998. The adoption of SOP 98-9 has not had a material impact on the Company's financial results.

The Company recognizes revenue from packaged software and license fees when the software is delivered, there is persuasive evidence that an arrangement exists, the fee is fixed and determinable and collection is probable. If software products transactions include the right to receive future products, a portion of the revenue is deferred and recognized as such products are delivered. Revenue from services is recognized as the services are performed.

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

Restricted cash

The Company maintains restricted cash in term deposits with major financial institutions as security for corporate credit cards issued by such financial institutions.

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

Capital assets

Capital assets are recorded at cost. Amortization of licences commences with the market release of each new software product and version. Depreciation and amortization are calculated using the following rates and bases:

Furniture and equipment	20 - 33.3% declining balance
Computer equipment	33.3% straight line
Research and development equipment	20 - 50% declining balance
Leasehold improvements	Straight line over the term of the lease
Licences, purchased software, deferred royalties, clipart libraries and photo CD libraries	The greater of: a) the ratio that current gross revenues bear to the total of current gross revenues and anticipated future gross revenues or, b) the straight line method over the remaining economic life, generally estimated to be three to five years

The Company regularly reviews the carrying value of its capital assets. If the carrying value of its capital assets exceeds the amount recoverable, a write-down is charged to the consolidated statement of operations.

Income taxes

On December 1, 1999, the Company adopted the asset and liability method for determining income taxes as prescribed by the Canadian Institute of Chartered Accountants ("CICA") 3465 - "Income Taxes" ("CICA 3465"). Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets were recovered and liabilities settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur.

Foreign currency

Translation of the financial statements of the Company and its subsidiaries, who are accounted for as integrated foreign operations, are translated in accordance with CICA 1650 - "Foreign Currency Translation". Monetary assets and liabilities denominated in foreign currencies are translated at the closing year-end rates of exchange. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets were acquired or obligations incurred. All other income and expense items have been translated at the average rates prevailing during the respective years. The gains or losses resulting from the translation of these amounts have been reflected in earnings.

Investment tax credits

Investments tax credits ("ITCs"), which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured, and are applied to reduce research and development expense in the year.

Stock options

The Company has stock option plans as described in Note 9. No compensation expense is recognized when shares or stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

2. Financial Instruments

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and Novell obligations approximate fair value due to the short maturity of these instruments unless otherwise noted.

Cash equivalents include a $14.0 million term deposit issued by a major North American bank and a loan of $110.0 million to a major Canadian corporation, which is guaranteed by a major North American bank, with maturity on December 27, 2000. Subsequent to year end, the loan, including accrued interest, was repaid in full.

Concentration of credit risk, with respect to accounts receivable, is limited due to the diversity of the Company's channel arrangements. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Ingram Micro Inc. accounted for $10.4 million (36.5%) and $27.1 million (49.5%) of accounts receivable at November 30, 2000 and November 30,1999, respectively.

3. Inventory

	As at November 30
	2000	1999
Product components	$ 1,424	$ 8,582
Finished goods	1,693	4,985
	$ 3,117	$ 13,567

4. Investments

	As at November 30
	2000	1999
Equity investments
Hemera Technologies Inc.	$ 9,727
LinuxForce, Inc.	243
Rebel.com Inc.		$ 2,873
Alchemy Software Development Limited
	9,970	2,873
Investments recorded at cost, including GraphOn Corporation	2,026
	$ 11,996	$ 2,873

Hemera Technologies Inc.

On July 17, 2000, the Company purchased and currently maintains a 23% interest in Hemera Technologies Inc., a privately held company. As consideration for these shares, the Company transferred its GraphicCorp division and related assets to Hemera Technologies Inc. As of the effective date of the transaction, the fair value of the GraphicCorp division and its related assets was estimated at $9.7 million and the shares were valued at this amount. No gain or loss was recognized on the transfer. In fiscal 2000, the Company's share of Hemera Technologies Inc.'s operating results was nominal.

LinuxForce, Inc.

In December 1999, the Company purchased and currently maintains, a 33% interest in LinuxForce, Inc., a privately held company, for cash. The Company also holds a three year option to purchase another 33% of LinuxForce, Inc. In 2000, the Company's share of LinuxForce, Inc.'s operating results was nominal.

Rebel.com Inc.

On February 17, 1999, the Company purchased and currently maintains, a 25% interest in Rebel.com Inc., a privately held company for $3.4 million. The Company's share of the net book value of the underlying assets was $1.3 million. The remaining balance of the purchase price of $2.1 million had been allocated to goodwill and was being amortized on a straight-line basis over three years. The fair value of the assets given up to purchase the Company's share of Rebel.com Inc. was as follows:

Cash	$ 1,561
Capital assets	1,341
Inventory	381
Accounts receivable	68
Total purchase price	$ 3,351

In 2000, the Company's share of Rebel.com Inc.'s net loss was $1.2 million which has been deducted from the carrying value of the investment, reducing the investment in Rebel.com Inc. to nil. Due to the magnitude of the losses, the remaining goodwill on the investment has been written down to nil.

Alchemy Software Development Limited

On November 28, 2000, the Company purchased and currently maintains, a 25% interest in Alchemy Software Development Limited, a privately held company. At the same time, the Company sold its CATALYST software and related assets to Alchemy Software Development Limited. The transaction was accounted for as a non-monetary transaction and the net book value of the assets sold was nil, resulting in the shares being fair valued at nil with no gain or loss recognized. In 2000, the Company's share of Alchemy Software Development Limited's operating results was nominal.

Investments recorded at cost, including GraphOn Corporation ("GraphOn")

On December 31, 1998, the Company sold its jBridge technology to GraphOn. In consideration for the transfer of technology, GraphOn issued to the Company 3,886,503 shares of common stock of GraphOn and a warrant to purchase up to 388,650 shares of additional common stock. The assets transferred had a nominal value in the Company's financial statements.

On July 12, 1999, GraphOn completed a merger with Unity First Acquisition Corp. ("Unity"), a publicly traded acquisition corporation. As part of the merger, Unity changed its name to GraphOn. Under the terms of the merger agreement, GraphOn shareholders received a fixed exchange ratio of 0.5576 share of Unity common stock for each share of GraphOn common stock. As result of the merger, the Company held 2,167,114 shares of common stock, representing 19.5% of the merged company and, during the year, exercised warrants to purchase 216,711 shares of common stock at an exercise price of $1.79 per share.

During fiscal 2000, the Company sold a total of 1,190,001 shares of GraphOn for a realized gain of approximately $14.6 million. The Company still owns 1,193,824 shares of common stock (including warrants exercised above), recorded at $0.4 million representing 8.1 % of total shares outstanding which, as of November 30, 2000, had a market value of $1.50 per share for an aggregate fair value of $1.8 million. The Company has accounted for the cost of this investment under the first-in, first-out method.

Other investments, at cost, totaled $1.6 million.

5. Capital assets

	November 30, 2000		November 30, 1999
	Cost	Accumulated amortization	Cost	Accumulated amortization
Furniture and equipment	$14,463	$10,877	$14,673	$9,580
Computer equipment	74,462	65,866	71,954	62,202
Research and development equipment	12,400	9,947	12,664	8,649
Leasehold improvements	3,707	3,426	3,329	2,650
Licenses, purchased software and deferred royalties	109,926	82,371	95,476	75,860
Clipart libraries and photo CD libraries			19,257	8,715
	214,958	$ 172,487	217,353	$ 167,656
Less: Accumulated amortization	172,487		167,656
Net book value	$42,471		$49,697

6. Accounts payable and accrued liabilities

	As at November 30
	2000	1999
Trade accounts payable	$ 11,518	$ 30,571
Accrued payroll	4,005	5,073
Accrued liabilities	5,918	14,640
Metacreations payable	4,000
Microsoft accrual	3,000
	$ 28,441	$ 50,284

The Metacreations payable relates to capital asset purchases during the year. The Microsoft Corporation ("Microsoft") accrual relates to obligations under the technology and services agreement as further discussed in Note 12.

7. Income taxes

The Company operates in several tax jurisdictions. Its income is subject to varying rates of tax, and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another.

The income (loss) before income taxes consisted of the following:

	Year ended November 30
	2000	1999	1998

Domestic income (loss)	$ 8,779	$ 11,491	$ (26,002)
Foreign income (loss)	(56,549)	1,757	(500)

Income (loss) before income taxes	$ (47,770)	$ 13,248	$ (26,502)

The income taxes (expense) recovery consist of the following:

	Year ended November 30
	2000	1999	1998

Domestic:
Current income taxes	$ (3,913)	$ (2,098)	$ (2,530)
Future income taxes	529	122	(666)

	(3,384)	(1,976)	(3,196)

Foreign:
Current income taxes	(594)	6,897	(1,558)
Future income taxes	(727)	(975)	808

	(1,321)	5,922	(750)

Income taxes (expense) recovery	$ (4,705)	$ 3,946	$ (3,946)

The Company has foreign non-capital loss carryforwards of $180 million, which begin to expire in 2003.

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company's effective income tax rate is as follows:

	Year ended November 30
	2000	1999	1998

Expected statutory rate	44.04%	44.62%	44.62%
Expected income taxes (expense) recovery	$ 21,038	$ (5,911)	$ 11,826
Effect of foreign tax rate differences	(21,865)	(7,048)	(7,513)
Change in valuation allowance	(6,470)	16,783	(9,089)
Permanent differences	494
Other	1,579
Superallowance	519	122	830

Income taxes (expense) recovery	$ (4,705)	$ 3,946	$ (3,946)

The primary temporary differences which gave rise to future taxes at November 30, 2000 and 1999 are:

	Year ended November 30
	2000	1999

Current
Reserves	$ 2,807	$ 3,100
Royalty settlement	1,000
Investment tax credits		2,000
Share issue costs	241

	4,048	5,100
Less: valuation allowance	(3,569)	(3,458)

Future tax asset	$ 479	$ 1,642

Long-term
Net operating loss carryforwards	$ 19,304	$ 11,200
Depreciation	3,344	9,400
Share issue costs	724
Royalties not yet deducted for tax purposes		1,300

	23,372	21,900
Less: valuation allowance	(22,407)	(21,900)

Future tax asset	$ 965	$

The valuation allowance for future taxes is required due to the Company's operating history and management's assessment of various uncertainties related to their future realization. Since the realization of future tax assets is dependent upon generating sufficient taxable income in the tax jurisdictions which gave rise to the future tax asset, the amount of the valuation allowance for future taxes may be reduced if it is demonstrated that positive taxable income in the various tax jurisdictions is sustainable in the future.

8. Novell obligations

The Novell obligations comprised royalty and product return obligations pursuant to the March 1, 1996 acquisition of the WordPerfect family of software programs and related technologies from Novell, Inc. ("Novell").

The Company was obligated at the date of acquisition, to pay royalties at a rate of 2% of its net revenues to Novell to a maximum of a then present value of $30.0 million imputing a 10% discount rate. At the date of acquisition the Company recorded the $30.0 million as licenses and purchased software included in capital assets, and recorded the $30.0 million as part of the Novell obligations. In subsequent periods, the Company recorded payments on this obligation as royalty expense, amortization expense and as a reduction of Novell obligations.

On October 30, 2000, the Company agreed to pay Novell the total sum of $15.0 million representing the present value of the future royalty obligation referred to above. The first payment was made on October 31, 2000 with the remaining two payments of $5.0 million each due January 24, 2001 and April 23, 2001.

9. Share capital

Issuance of Series A preferred shares

On October 2, 2000, the Company issued 24,000,000 Series A participating, convertible, non voting, non redeemable preferred shares to Microsoft for total gross proceeds of $135.0 million ($5.625 per share). Each preferred share is convertible into one common share but not in the hands of Microsoft or its affiliates. As part of the share purchase agreement the Company is obligated to file, with the United States Securities and Exchange Commission ("SEC"), a resale registration statement for 24,000,000 common shares underlying these preferred shares.

The dividend rights are the same as for common shares, other than dividends or other distributions to the extent payable in the form of common shares. Dividends on each full and each fractional Series A preferred share shall be cumulative.

In the event of liquidation of the Company, the greater of $5.625 per share purchase price, and the aggregate amount that could be distributed to common shareholders if these preferred shares did not exist, shall be distributed. Both are adjusted to include all accrued and unpaid dividends whether or not earned or declared. If such payment is made, Series A preferred shareholders will have no further claim on assets.

Issuance of common shares

On June 28, 2000, the Company issued 7,299,270 common shares and 3,649,635 common share purchase warrants at CDN $4.11 per unit for total gross proceeds of CDN $30.0 million. The values assigned to each of the components of the unit were based on their relative fair values at the date of the transaction. The warrants are exercisable until June 27, 2001 at a price of CDN $4.56 per common share. In the event that all of the warrants are exercised, the Company will issue an additional 3,649,635 common shares, resulting in gross proceeds of CDN $16.6 million. As at November 30, 2000, 11,659 warrants have been exercised for gross proceeds of CDN $53,165.

Equity line financing

On October 3, 2000, the Company completed a standby-financing share purchase agreement with an institutional investor. Subject to the terms and conditions of this agreement, the Company may issue and sell to the investor up to 14,690,000 shares in periodic draw down periods over 24 months if all associated warrants are exercised. At November 30, 2000, the Company has not issued or sold any shares under this arrangement. However, pursuant to the terms of the arrangement the Company has issued 169,500 warrants to the investor and 56,500 warrants to each of its advisors, Whale Securities Co., L.P. and Richard Geyser. The warrants are exercisable at any time until October 3, 2003 at $3.91 per share for the investor and $4.28 per share by Whale Securities Co., L.P. and Richard Geyser. At November 30, 2000, no warrants have been exercised. The Company has deferred $0.6 million in financing charges representing the fair value of the warrants issued to secure this financing. This commitment fee is being amortized over 24 months.

Stock option plans

The Company's stock option plans are administered by the Compensation Committee which is a subcommittee of the Board of Directors. The Compensation Committee designates eligible participants to be included under the plans and designates the number of options and share price of the options, subject to applicable securities laws and stock exchange regulations. At November 30, 2000, there were approximately 13.9 million and 4.0 million common shares reserved for issuance under the Corel Corporation Stock Option Plan and the Corel Corporation Stock Option Plan 2000, respectively. Information with respect to stock option activity for 1998, 1999 and 2000 is as follows:

		Price per share(CDN$)
	Number of shares (000's)	Range	Weighted average
Outstanding at November 30, 1997	6,158	$ 4.00 - $ 22.38	$ 9.17
Granted	3,422	2.10 - 4.10	3.03
Exercised	(132)	3.00 - 3.00	3.00
Expired	(1,167)	7.70 - 19.67	11.87
Outstanding at November 30, 1998	8,281	2.10 - 22.38	8.65
Granted	3,022	3.37 - 11.70	3.41
Exercised	(5,054)	2.10 - 13.50	4.03
Forfeited	(1,883)	2.10 - 13.50	7.06
Expired	(1,313)	2.10 - 22.38	10.25
Outstanding at November 30, 1999	3,053	2.10 - 13.50	5.03
Granted	3,869	5.35 - 29.90	14.49
Exercised	(798)	2.06 - 13.50	4.08
Forfeited	(1,115)	2.10 - 15.25	14.44
Expired	(591)	7.70 - 13.50	7.88
Outstanding at November 30, 2000	4,418	$ 3.00 - $ 29.90	$ 10.65

For various price ranges (in CDN$), weighted average characteristics of outstanding stock options at November 30, 2000 were as follows:

		Outstanding options
Range of grant price	Shares (000's)	Remaining life (years)	Weighted average
$ 2.00 - $ 5.00	1,187	1.7	$ 3.31
5.01 - 9.00	752	1.1	7.69
9.01 - 29.90	2,478	2.6	15.27

The outstanding options expire between March 14, 2001 and November 16, 2004.

On November 16, 2000, the Board of Directors passed a resolution that allowed certain employees holding options granted in March 2000 at a price of CDN $15.25 (or the then US$ equivalent) and one senior officer with options at a price of $20.62 US to tender a maximum aggregate number of approximately 1.8 million options held by them for repricing. The exercise price of the repriced options, namely CDN $5.70 (or the then US$ equivalent), was the closing price of the Company's common shares on the Toronto Stock Exchange ("TSE") on November 15, 2000. The condition of the repricing was to introduce a vesting schedule where one third of the options will remain vested, one third will vest March 30, 2001 and the remaining options will vest on March 30, 2002. Repricing of any of these options held by insiders, as defined by the Securities Act (Ontario), requires shareholder approval. Non-employee directors' options were excluded from the repricings. At November 30, 2000, no options had been tendered and the market price of the underlying common shares was CDN $4.10.

10. Earnings per share

The Company adopted CICA 3500 "Earnings per Share" during the year ended November 30, 2000 and has retro-actively restated earnings per share, where required, for all periods presented. The calculations of the earnings per share are based on the weighted daily average number of shares outstanding during the year. The calculation of diluted earnings per share assumes that all outstanding options and warrants have been exercised at the later of the beginning of the fiscal period or the option issuance date. As the impact of the exercise of these options and warrants is anti-dilutive in 2000 and in 1998, outstanding options and warrants have been excluded from the calculation of diluted earnings per share. See Note 9 for these other potentially dilutive instruments. In 1999, the dilutive effect of the weighted average share calculation results from the potential exercise of employee stock options.

11. Commitments

The Company rents office premises, sponsors various sporting events and venues, and is obligated to pay minimum product royalties under long-term agreements. Rent expense pursuant to lease obligations aggregated $7,654, $7,169 and $7,155 during the years ended November 30, 2000, 1999 and 1998, respectively. At November 30, 2000, the minimum commitments under long-term agreements, are as follows:

2001	$ 3,626
2002	3,670
2003	3,363
2004	3,392
2005	3,321
2006 and thereafter	42,367
$ 59,739

12. Contingencies

On October 2, 2000, concurrent with the issuance of Series A preferred shares (see Note 9), the Company entered into a technology services and support agreement with Microsoft. Together with the purchase of such Series A preferred shares, Microsoft received the option to request the Company to perform certain product development work. The Company is obligated to provide at least 30 full time equivalents (20 developers and 10 testers) for a 12-month period to Microsoft upon receipt of Microsoft's written intent to exercise the option. The option is exercisable for a period of three years from the effective date. The Company has deducted, from equity, $3.0 million to provide for this future possible obligation.

The Company is a party to a number of claims arising in the ordinary course of business relating to employment, intellectual property and other matters. The Company believes that such claims, individually, will not have a material adverse effect on its business, financial position or results of operations but, in the aggregate, may have a material adverse effect on its business, financial position or results of operations. Such possible effect cannot be reasonably estimated at this time.

13. Cost of sales

	Year ended November 30
	2000	1999	1998

Cost of goods sold	$ 28,036	$ 35,377	$ 27,119
License amortization	11,880	12,674	13,321
Royalties	7,109	11,465	11,121
	$ 47,025	$ 59,516	$ 51,561

14. Restructuring charge

On September 11, 1998, approximately 460 employees were terminated at the Orem, Utah facility. The balance of the workforce at that location remained with the Company until February 1, 1999 and assisted with the transfer of the source code and technical services to the Ottawa facility. As at November 30, 2000, the restructuring accrual included in accounts payable and accrued liabilities is comprised the following amounts:

	Asset write-downs	Severance costs	Facilities closure costs	Total
Restructuring charge during the fiscal year	$ 3,086	$ 10,104	$ 2,690	$ 15,880
Payments		(6,395)	(1,344)	(7,739)
Re-allocation		(1,842)	1,842
Non-cash asset write-downs	(3,086)			(3,086)
Restructuring accrual at November 30, 1998		1,867	3,188	5,055
Payments		(2,100)	(1,705)	(3,805)
Re-allocation		233	(233)
Restructuring accrual at November 30, 1999			1,250	1,250
Payments			(954)	(954)
Restructuring accrual at November 30, 2000			$ 296	$ 296

15. Segmented information

The Company has only one global operating segment, as detailed in the consolidated financial statements included herein.

The Company sells its products worldwide from four geographic regions. A summary of sales by product group, sales channel, region and major customer from consolidated operations is as follows:

	Year ended November 30
	2000	1999	1998
By product group
Creative products	$ 75,919	$ 106,592	$ 133,841
Business applications products	78,917	132,948	111,990
Other	2,651	3,511	996
	$ 157,487	$ 243,051	$ 246,827
By sales channel
Retail packaged products	$ 80,069	$ 140,200	$ 153,623
OEM licenses	17,640	26,972	23,340
Corporate licenses	59,778	75,879	69,864
	$ 157,487	$ 243,051	$ 246,827
By region
Canada	$ 13,181	$ 13,833	$ 14,942
U.S.A.	83,355	141,972	137,938
Europe	42,453	64,123	73,089
Other	18,498	23,123	20,858
	$ 157,487	$ 243,051	$ 246,827
By major customer
Ingram Micro Inc.	$ 27,123	$ 43,810	$ 57,994
All others	130,364	199,241	188,833
	$ 157,487	$ 243,051	$ 246,827

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

Accounting for stock-based compensation

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"

("APB 25") and related interpretations in accounting for its employee stock option plan. Accordingly, the Company also applies United States Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB No. 25" ("FIN 44"), providing new accounting rules for stock-based compensation under APB 25. FIN 44 does not change FASB Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") and, as such, no compensation expense has been recognized for its stock-based compensation plan. Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant date for awards under the plan, consistent with the methodology prescribed under the SFAS 123, the Company's net income (loss) would have changed to the pro forma amounts indicated as follows:

	Year ended November 30
	2000	1999	1998
Net income (loss) as reported	$ (55,348)	$ 16,716	$ (30,448)
Estimated stock based compensation costs	(32,761)	(1,665)	(1,849)
Pro forma net income (loss)	$ (88,109)	$ 15,051	$ (32,297)
Pro forma income (loss) per share	$ (1.27)	$ 0.24	$ (0.54)

The fair values of all options granted during 2000, 1999 and 1998 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2000	1999	1998
Expected option life (years)	3.07	3.34	2.0
Volatility	105	86	45
Risk free interest rate	6.13%	4.78%	4.33%
Dividend yield	nil	nil	nil

The fair values, at the date of grant, for stock options granted during 2000, 1999 and 1998 were $9.02, $1.35 and $0.54 per option, respectively.

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

In accordance with FIN 44, the option repricing, as described in Note 9, will result in variable plan accounting for the re-priced options. At November 30, 2000, no options had been tendered and the market price of the underlying common shares was CDN $4.10. Future periods may reflect compensation charges or credits depending on the fair market price of the underlying shares.

Available for sale securities

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") requires available-for-sale securities to be marked to market with unrealized holding gains or losses being accounted for in other comprehensive income. Accordingly, the reported carrying value of investments would be increased by $1.4 million and $3.1 million at November 30, 2000 and 1999, respectively. In addition, income taxes payable would be increased by $0.3 million at November 30, 2000 and taxes recoverable would be decreased by $1.0 million at November 30, 1999.

Comprehensive income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130") effective December 1, 1998. SFAS 130 requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income. Other comprehensive income includes items that cause changes in shareholders' equity but are not related to share capital or net earnings which, for the Company, comprises only unrealized holding gains on available-for- sale securities.

	Year ended November 30
	2000	1999	1998
Net income (loss)	$ (55,348)	$ 16,716	$ (30,448)
Other comprehensive income:
Unrealized holding gains (losses) on available for sale securities	(1,669)	3,102
Related income tax	729	(1,038)
Comprehensive income (loss)	$ (56,318)	$ 18,780	$ (30,448)

New accounting pronouncements

In fiscal 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS 133") which establishes standards for derivative instruments and hedging activities. It requires that all derivatives be recognized as either assets or liabilities on the Balance Sheet and be measured at fair value. SFAS 133 is effective for fiscal years beginning after June 15, 1999, which is the fiscal year beginning December 1, 1999 for the Company. Prior periods should not be restated. In June 1999, the FASB issued SFAS No. 137, which delays the effective date of SFAS 133 until fiscal years beginning after June 15, 2000, which is the fiscal year beginning December 1, 2000 for the Company. The Company believes the adoption of this pronouncement will not have a material impact on its results of operations or financial position.

In fiscal 2000, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", and its related interpretations. The SAB summarizes certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. This SAB is effective beginning the Company's first quarter of fiscal 2001.The Company does not expect the adoption of this SAB to have a material impact on its results of operations or financial position.